As filed with the Securities and Exchange Commission on February 29, 2000
                                                     Registration No. 333-86219
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -----------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 -----------

                                eMachines, Inc.
            (Exact Name of Registrant as Specified in its Charter)

                                 -----------

             Delaware                           3571                           943311182
 (State or Other Jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
  Incorporation or Organization)    Classification Code Number)         Identification Number)


                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 -----------

                               Stephen A. Dukker
                            Chief Executive Officer
                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 -----------

                                  Copies to:

               John A. Fore, Esq.                            William D. Sherman, Esq.
             Paul W. Hartzel, Esq.                          Stephen J. Schrader, Esq.
            Laura A. Malinasky, Esq.                         Justin L. Bastian, Esq.
        Wilson Sonsini Goodrich & Rosati                     Morrison & Foerster LLP
            Professional Corporation                            755 Page Mill Road
               650 Page Mill Road                          Palo Alto, California 94304
          Palo Alto, California 94304                             (650) 813-5600
                 (650) 493-9300

                                 -----------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 29, 2000

                             20,000,000 Shares


                       [LOGO OF EMACHINES APPEARS HERE]
                                eMachines, Inc.
                                  Common Stock
                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $8.00 and $10.00 per share. We applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EEEE."

  The underwriters have an option to purchase a maximum of 3,000,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 5.

                                                          Underwriting
                                              Price to    Discounts and  Proceeds to
                                               Public      Commissions    eMachines
                                            ------------- ------------- -------------
Per Share..................................       $             $             $
Total......................................    $             $             $

  Delivery of the shares of common stock will be made on or about       , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                              Chase H&Q

                                             Robertson Stephens

                                                           Salomon Smith Barney

                   The date of this prospectus is     , 2000.

Emachines Artwork Description
-----------------------------

  Set forth at the center of the inside front cover page are blocks of text arrayed around a color picture depicting, from left to right, a computer keyboard, color computer monitor, computer processing unit, computer pointing mouse, and a pair of audio speakers. Except for the speakers, each depicted item bears a stylized lower case letter "e". The Computer monitor is displaying a Windows operating system format desktop featuring an advertising banner and pop-ups set against a stylized lower case letter "e".

Centered at the top of the page above the picture is the heading "emachines", with a stylized initial letter "e", and centered below that is the text "changing the way you think about computing".

The blocks of text arrayed around the picture, clockwise from the bottom left corner, read as follows:

 .     the heading "Banner Advertising & Pop-ups", and below that the text "We provide advertisers with several opportunities to display banners within eWare or pop up offers on the eMachines desktop. Ads and offers can be targeted by demographic and psychographic variables." Lines connect the text to the picture of the computer monitor pictured at center;

 .     the heading "Desktop Icons", and below that the text "Icons link directly to pre-installed programs and online services, including discount coupons for online and offline purchase and online comparison shopping services." A line connects the text to the picture of the computer monitor pictured at center;

 .     the heading "eWare", and below that the text "Our desktop Internet surfing assistant gives users quick access to hundreds of popular Web sites and lets them customize their PC desktop with logo touch-tiles that provide one-click access to their favorites." A line connects the text to the picture of the computer monitor pictured at center;

 .     the heading "High Value PCs", and below that the text "We offer a wide range of desktop PCs priced from $399 to $1199 and one of the first sub-$1000 notebook PCs offered through major U.S. retailers. At every price point, we strive to provide greater features and functions than any other leading brand of PC." A line connects the text to the picture of the computer processing unit pictured at center;

 .     the heading Internet Access", and below that the text "We offer customers immediate access to a range of Internet service providers, including AOL, CompuServe and e-machines.net.";

 .     the heading "In-box Coupons & Brochures", and below that the text
"Advertisers and sponsors can introduce their brands to users before they go online. Nearly half of eMachines customers are first-time PC buyers!";

 .     the heading "Opt-in E-mail", and below that the text "Over 70% of our registered users consistently sign up to receive offers. In the coming years, this will allow us to make brand introductions to millions of consumers.";

 .     the heading "eBoard", and below that the text "Our newest keyboard, which we expect to begin shipping in the second quarter of 2000, includes 19 keys that provide users with one-touch access to our sponsors' Web sites." A line connects the text to the picture of the computer keyboard pictured at center.

  Below these text boxes, in the bottom left portion of the page, is a magnified inset of the computer keyboard pictured at center. A line connects the inset to the text describing the computer keyboard.

Directly adjacent to the magnified inset at the bottom right portion of the page, from left to right, are the following images, depicting computer awards:

 .     a square with a star symbol in the center.  Below the star are the words
"MVP Winner", and below that are the words "PC Computing";

 .     a rectangle with the word "WINLIST" in the center;

 .     a rectangle with a circle in the center.  Inside the circle is the text
"c/net". Below the circle is an image of a computer pointing cursor, next to the words "Editor's Choice". Below that heading is the word "Hardware", and below that is the text "www.cnet.com".

                                 ------------

                               TABLE OF CONTENTS

                                      Page                                             Page
                                      ----                                             ----
Prospectus Summary..................    1         Management..........................  51

Risk Factors........................    5         Related Party Transactions..........  58

Special Note Regarding Forward-                   Principal Stockholders..............  64
 Looking Statements.................   21
                                                  Description of Capital Stock........  67
Use of Proceeds.....................   21
                                                  Shares Eligible for Future Sale.....  71
Dividend Policy.....................   21
                                                  Underwriting........................  72
Capitalization......................   22
                                                  Notice to Canadian Residents........  74
Dilution............................   24
                                                  Legal Matters.......................  75
Selected Financial Data.............   26
                                                  Experts.............................  75
Management's Discussion and Analysis
 of Financial Condition and Results               Additional Information..............  75
 of Operations......................   28
                                                  Index to Financial Statements....... F-1
Business............................   38


                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until     , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information described more fully elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock.

                                eMachines, Inc.

   We sell high-quality, low-priced personal computers, or PCs, to develop ongoing Internet-based consumer relationships designed to provide us with a continuous stream of advertising and related revenues. We provide Internet advertisers with an integrated approach to building their online brands that includes our client-server software, promotional materials packaged with our PCs and keyboards that provide one-touch access to selected Web sites.

   In November 1998, we introduced the first branded sub-$400 PC to the U.S. retail market. We have sold over two million PCs to date. We sold the third largest number of desktop PCs through U.S. retailers in 1999, according to PC Data, and sold the largest number of sub-$600 PCs, the low-priced PC market, through U.S. retailers in July 1999, according to Ziff Davis' InfoBeads. In 1999, our products won prestigious awards in the low-priced PC desktop category, including PC Computing's Most Valuable Product, number one on Windows Magazine's "WinList 100" and CNET.com's Editors' Choice award.

   Our affordable PCs and the variety of Internet access options that we offer make the Internet experience available to a broader spectrum of consumers. Approximately half of our consumers are first-time PC buyers who may have limited experience using the Internet and whose first point of contact with the Internet is our PC. We believe that these first-time PC buyers represent significant opportunities for Internet advertisers to reach Internet users who are not likely to have pre-established Internet brand loyalties.

   We intend to aggressively pursue recurring revenue generating opportunities that extend beyond the purchase of the PC or other Internet connected devices. To this end, in January 2000, we acquired FreePC, Inc., a Bill Gross' idealab! company that was one of the first companies to subsidize the purchase price of the PC and Internet access with advertising sponsorships. Our acquisition of FreePC's expertise, relationships, technology and technical experience is a key element of our strategy to enhance our Internet revenues. We offer multiple, integrated advertising programs, including our eWare and eBoards, that we believe an Internet advertiser may combine into a powerful campaign capable of dramatically increasing the effectiveness of its offer.

   Our computing and Internet advertising offerings create an integrated PC and Internet-based service that includes links to selected Web sites and other Internet resources. This combination extends a Web-based portal business model to the hardware itself. We intend to lead this new business category by:

  . increasing penetration of the consumer market by providing low-priced, high-quality integrated computing and Internet offerings;

  .  using our PC business to cost-effectively acquire Internet consumers;

  . enhancing recurring Internet revenues through opportunities such as Internet service payments, e-commerce and Web-based advertising;

  . leveraging our established brand to broaden our PC line and to introduce Internet appliances and Internet-connected peripheral products; and

  . continuing to strengthen our strategic relationships with leading retailers to capture and retain prime shelf space.

   We were incorporated in Delaware in September 1998. Our principal executive offices are located at 14350 Myford Road, Suite 100, Irvine, California 92606 and our telephone number is (714) 481-2828. Our Web site is located at "www.e4me.com." Information contained on our Web site does not constitute a part of this prospectus.

                                  -----------

   E-MACHINES(R) is our registered United States trademark. The "e" logo, eMachines(TM), eTower(TM), eView(TM), eOne(TM), AdOptimizer(TM), FreePC(TM) and FreePC Network(TM) are also our trademarks. This prospectus contains other trademarks and trade names of other companies.

                                  The Offering

Common stock offered............................ 20,000,000 shares

Common stock to be outstanding after this
 offering....................................... 144,690,425 shares

Use of proceeds................................. General corporate purposes, including working capital and capital
                                                 expenditures.

Proposed Nasdaq National Market symbol.......... EEEE

   The total number of shares of our common stock to be outstanding after this offering is based on:

  . 82,777,170 shares of common stock and 41,913,255 shares of preferred stock outstanding as of January 31, 2000;

  . 41,913,255 shares of common stock issuable upon automatic conversion of outstanding shares of preferred stock referred to above upon completion of this offering; and

  .  20,000,000 shares of common stock offered in this offering.

   The above information excludes:

  . 1,532,200 shares of common stock issuable upon exercise of options outstanding as of January 31, 2000, at a weighted average exercise price of $5.85 per share, which options were issued under our 1998 stock plan, 1,667,800 additional shares authorized to be issued under our 1998 stock plan and if proposed amendments to the 1998 stock plan are approved by our board of directors and stockholders, 1,800,000 additional shares authorized for issuance under the 1998 stock plan plus an automatic annual increase to be added on the first day of our fiscal year beginning in 2001;

  . 360,297 shares of our common stock issuable upon exercise of options outstanding as of January 31, 2000, at a weighted average exercise price of $2.40 per share, issued outside of our 1998 stock plan

  . 2,062,394 shares of our common stock issuable upon exercise of options assumed by us in connection with the FreePC acquisition and warrants to purchase 883,843 shares of our common stock issuable upon the exercise of these assumed options at a warrant exercise price of $17.13.

  . 9,596,404 shares of common stock issuable upon exercise of warrants issued in connection with the FreePC acquisition at a warrant exercise price of $17.128 per share;

  . up to 1,566,219 shares of common stock issuable to America Online upon exercise of its warrants. See "Related Party Transactions--Relationship with America Online, Inc." for a discussion of the America Online warrants; and

  . 300,000 shares of common stock to be authorized for issuance under our proposed 2000 employee stock purchase plan subject to approval of the plan by our board of directors and stockholders plus an annual increase to be added on the first day of our fiscal year beginning in 2001.

                         Summary Financial Information

   The pro forma FreePC acquisition statement of operations data below gives effect to our acquisition of FreePC as if it had taken place on January 1, 1999. The pro forma FreePC acquisition balance sheet data below gives effect to the FreePC acquisition as if it had taken place on December 31, 1999. The pro forma statement of operations data reflects $49.0 million of amortization of intangible assets arising from the acquisition. The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have resulted if the acquisition had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position. For an explanation of the calculation of pro forma amounts see Notes to the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this prospectus.

   During 1999, FreePC's business model included distributing free PCs and free Internet access to their customers. The costs related to these activities in 1999 approximated $21.2 million. Subsequent to our acquisition of FreePC we have ceased distributing free computers and will cease providing free Internet service and, accordingly, expect these costs and associated revenues to decrease substantially.

                                                         Year Ended Dec. 31,
                                                                1999
                                         Period From   ------------------------
                                        Sept. 18, 1998               Pro Forma
                                        (inception) to                FreePC
                                        Dec. 31, 1998    Actual     Acquisition
                                        -------------- -----------  -----------
                                         (in thousands, except share and per
                                                     share data)
Statements of Operations Data:
  Net revenues.........................  $    58,283   $  814,317   $   815,518
  Cost of revenues.....................       58,088      780,945       784,265
                                         -----------   ----------   -----------
  Gross profit.........................          195       33,372        31,253
  Loss before goodwill amortization....       (1,913)      (1,842)      (32,491)
  Amortization of intangible assets....                                  49,000
                                         -----------   ----------   -----------
  Loss from operations.................       (1,913)      (1,842)      (81,491)
                                         -----------   ----------   -----------
  Net loss.............................  $    (2,802)  $   (5,728)  $   (84,515)
                                         ===========   ==========   ===========
  Net loss per common share:
    Basic and diluted..................  $     (0.04)  $    (0.12)  $     (1.08)
                                         ===========   ==========   ===========
    Basic and diluted-pro forma........                $    (0.07)  $     (0.78)
                                                       ==========   ===========
  Shares used to compute net loss per
   share:
    Basic and diluted..................   77,600,000   77,755,172    81,750,805
                                         ===========   ==========   ===========
    Basic and diluted-pro forma........                86,735,212   108,364,731
                                                       ==========   ===========
                                                    Dec. 31, 1999
                                        ---------------------------------------
                                                                     Pro forma
                                                        Pro Forma     FreePC
                                                         FreePC     Acquisition
                                            Actual     Acquisition  As Adjusted
                                        -------------- -----------  -----------
                                                    (in thousands)
Balance Sheet Data:
  Cash and cash equivalents............  $   114,823   $  125,762   $   304,677
  Short-term investments...............       19,897       19,897        19,897
  Working capital......................      140,116      141,257       320,172
  Total assets.........................      331,713      495,587       674,502
  Long-term obligations................        1,903        3,131         3,131
  Redeemable convertible preferred
   stock...............................      150,014      150,014           --
  Total stockholders' equity
   (deficiency)........................       (7,736)     142,264       471,193

   See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

   The pro forma FreePC acquisition information reflects:

  . 3,995,633 shares of common stock and 17,633,886 shares of preferred stock issued in connection with the FreePC acquisition completed in January 2000; and

  . 2,891,275 shares of our common stock issuable upon exercise of options assumed by us in connection with the FreePC acquisition and warrants to purchase 1,239,067 shares of our common stock issuable upon the exercise of these assumed options at a warrant exercise price of $17.13.

   The pro forma FreePC acquisition as adjusted data includes the pro forma FreePC acquisition information and:

  . the conversion of all outstanding shares of preferred stock into 41,913,255 shares of common stock automatically upon completion of this offering; and

  . the issuance of 20,000,000 shares of common stock offered in this offering.

   Unless otherwise specifically stated, information throughout this prospectus reflects the eight-for-one stock split of our common stock effected on August 13, 1999 (all share and per share amounts of our common stock have been retroactively restated to reflect the stock split).

                                  RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are intended to highlight risks that are specific to us and are not the only ones that we face. Additional risks and uncertainties, such as those that generally apply to our industry or to companies undertaking initial public offerings, may also impair our business operations. You should also refer to the other information in this prospectus, including the discussions in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our Financial Statements and the related Notes.

                     Risks Related to Our Combined Business

Because we have operated for a very limited period of time and our business is still rapidly changing, you have limited information upon which to evaluate our business.

   We were incorporated in September 1998 and sold our first PC in November 1998. To date, most of our revenues have been derived from the sale of PCs and monitors, and from the provision of customer support and other technical services related to those PC products. The acquisition of FreePC in January 2000 has allowed us to accelerate our strategy of extending our historical business as a high-quality, low-priced PC provider to offering computing and Internet advertising offerings. As a result, we expect to derive a larger portion of our revenues from Internet advertising sales and recurring Internet revenues in the future, although our ability to generate significant revenue from this business is unproven. Our limited operating history and the limited operating history of FreePC and our evolving businesses make it difficult to evaluate or predict our future business prospects. You should consider our business and prospects in light of the risks and difficulties typically encountered by companies in the early stages of development, particularly those in the rapidly changing PC and Internet commerce markets.

We have incurred significant losses and expect to incur additional losses in the future.

   We have incurred net losses, and at December 31, 1999, we had an accumulated deficit of $12.3 million. Although we experienced a period of rapid revenue growth from PC sales following our inception and reported a profit in our most recently completed quarter, we may not be able to maintain this revenue growth and we expect to incur losses in the future. Further, FreePC has incurred significant losses since its inception. In connection with the FreePC acquisition, we will record a significant amount of intangible assets the amortization of which will adversely affect our earnings and profitability in 2000 through 2002. We expect to record intangible assets of approximately $147 million, to be amortized over a period of three years. In addition, our operating costs have increased significantly as a result of the FreePC acquisition. We have not yet generated significant revenue from our Internet business and we expect to experience operating losses before amortization in that business in the future. As a result, we expect to report losses on an operating basis before amortization of intangible assets in our combined business for at least the next several quarters.

Our quarterly operating results are subject to fluctuations and seasonality that make it difficult to predict our future performance.

   We expect our quarterly operating results to fluctuate significantly in the future due to a number of factors. Because our PC business currently generates low operating margins, a trend that we expect to continue for the foreseeable future, slight variations in the prices of our PCs, component or manufacturing costs or operating costs could significantly affect our operating results in future periods. In addition, the Internet advertising and e-commerce market is highly competitive and subject to rapid change and our ability to generate any significant revenue from that business is unproven. Some of the other factors that could affect our quarterly operating results include:

  . the timing and amount of Internet advertising and e-commerce activity generated through our hot-key enabled keyboards that provide one-touch access to selected Web sites, our desktop client software and other initiatives;

  . acceptance by consumers of computing devices that include our Internet offerings;

  . continued acceptance and growth of the Internet as a medium for buying and selling goods and services;

  . acceptance by advertisers of the Internet as an efficient means for reaching consumers;

  . our ability or our suppliers' ability to effectively develop and support new PC models;

  . reductions in the prices of PC products, and new product or Internet service announcements and introductions, by us or our competitors;

  . fluctuations in the amount of, and the number of our PC buyers claiming product rebates;

  . popularity of the PCs and monitors we sell, and changes in our mix of products;

  . achieving and maintaining a low-cost business model in our PC business and managing the third-party relationships necessary to do so;

  . the cost of our PC products, including our key suppliers' component costs and ability to obtain sufficient supply; and

  . our key suppliers' ability to manufacture sufficient quantities of our PC products, and maintain the quality of our PC products.

In addition, our limited operating history makes it difficult for us to accurately identify all of the possible factors and plan our operations accordingly. Furthermore, because our operating expenses are based on our expectations of future revenues and we have recently significantly increased our operating expenses as a result of our acquisition of FreePC, unexpected quarterly fluctuations in revenue or a failure to generate significant revenue from our Internet business could significantly harm our operating results. If our operating results in any future quarter do not meet the expectations of securities analysts or investors, the price of our common stock could significantly decline.

   Seasonal fluctuations may also affect our quarterly operating results. Historically, demand for PCs and PC-related services and consumer retail sales have been significantly stronger in the fourth quarter of each year and weaker in the first and second quarter of each year. We believe this seasonal impact on our business of these cycles will increase to the extent that PCs continue to become more consumer-oriented or entertainment-driven products and e-commerce continues to gain broader acceptance. As a result, we expect our net revenues generally to be greater in the fourth quarter and lower in the first and second quarters of each year from both our PC business and our Internet business.

We have experienced a period of rapid growth, and if we are unable to manage this growth successfully, we may not be able to manage our business and as a result our business could be significantly harmed.

   Our net revenues increased from $58.3 million for the period from our inception to December 31, 1998, to $814.3 million for the year ended December 31, 1999. Our total number of employees has grown from 13 at December 31, 1998, to 162 at January 31, 2000. As a result of our acquisition of FreePC, we added 98 employees. Our growth has placed, and will continue to place, a significant strain on our management systems, infrastructure, resources and planning and management processes.

   As we grow, we will also need to continue to assimilate new employees, as well as expand, train and manage our workforce. Several key members of our management team have joined us recently in connection with our acquisition of FreePC. These individuals must spend a significant amount of time learning our management systems and our historical business model and helping us extend that model to offering integrated computing and Internet solutions, in addition to performing their regular duties. Further, our senior management team has limited experience in the management and administration of a public company. If our senior management team is unable to effectively integrate themselves into our business or work together as a management team, we may be unable to manage our business causing substantial harm to our business.

We are subject to risks associated with acquisitions, in general, and with our acquisition of FreePC, in particular.

   In January 2000, we acquired FreePC. We may not successfully integrate the additional personnel, operations, technology and products of FreePC into our business, or retain key personnel. In particular, with the acquisition of FreePC, we have extended our historical business as a high-quality, low-priced PC provider to include integrated computing and Internet advertising offerings. We may not realize the expected benefits from these offerings. The acquisition may also strain our existing financial and managerial controls and reporting systems and procedures.

   We intend to continue to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in integrating that company's personnel and operations. In addition, the key personnel may decide not to work for us. If we make other types of acquisitions, we could have difficulty integrating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, as a result of future acquisitions, we may increase our debt or dilute our existing stockholders if we issue equity securities to pay for the acquisition.

If we do not maintain our reputation and expand our name recognition, we may lose consumer and advertising customers.

   Developing and maintaining awareness of our "eMachines" brand name is critical to achieving widespread acceptance of our computing and Internet advertising offerings. Promotion and enhancement of our brand will depend largely on whether we cost-effectively provide reliable and desired products and services to consumers and advertisers and the effectiveness of our marketing efforts. Currently, retailers are our first point of contact with consumers. If these retailers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain brand awareness among potential consumers. If consumers do not perceive our products to be of high quality, our brand name and reputation could be significantly harmed. Also, if advertisers do not perceive our reputation among consumers to be good, they may not be willing to offer as much for our services. Furthermore, the importance of brand recognition will increase as competition in the PC and Internet advertising markets increases. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, we may lose PC and Internet advertising sales.

If we do not continually introduce new products and services to keep pace with rapid technological change, we may not be competitive and could experience a decline in sales and loss of market share.

   The PC and Internet advertising markets are both characterized by rapid ongoing technological change, changes in user requirements and preferences, frequent new service introductions embodying new processes and technologies and evolving industry standards and practices that could render our existing products and services obsolete. We must regularly introduce new products, including new PC configurations, and enhanced Internet services to maintain retailer, consumer and advertiser interest in our products and services. Any new PC or other Internet access devices or Internet services that we introduce may not be successful. In addition, the successful introduction of new products or services by us or our competitors may significantly harm the sale of, or gross margins on, our existing products or services. We may not be able to quickly adapt to future changes in the PC and Internet access device industry, in particular, because we do not maintain a PC or Internet access device research and development group. Currently, we work closely with TriGem Computer, one of our principal stockholders and the manufacturer of all of our eTower PCs, to evaluate the latest developments in PC-related technology. If we do not have access to new technology in the future, we may not be able to successfully incorporate new technology into our products or deliver new products or features in a timely and cost-effective manner.

If we lose key personnel or are unable to attract and retain additional personnel when needed, we may not be able to successfully operate our business.

   Our future success depends on the skills, experience and performance of our senior management and key personnel, especially that of our President and Chief Executive Officer, Stephen A. Dukker. Additionally, the FreePC management team is key to the success of our Internet business. We must retain these individuals and be able to attract and retain additional key personnel when needed in the future. Competition in the PC and Internet and e-commerce markets for these types of individuals with business and technical expertise is high. All of our senior management and key personnel are at-will employees and may terminate their employment with us at any time without warning. Further, we do not maintain "key man" life insurance with respect to any of our employees. If we lose key personnel, especially Mr. Dukker, or if we are not able to attract and retain additional personnel when needed, we may be unable to successfully introduce new products and services or otherwise implement our business strategy.

We are involved in litigation that may be costly and time-consuming.

   In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We filed a response in September 1999, seeking declaratory judgment of noninfringement and invalidity of Compaq's patents and asserting counterclaims against Compaq that included false and misleading advertising under the Lanham Act, business disparagement and unfair competition under Texas common law. The case is currently in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict and we cannot assure you that the results of this litigation would not result in our business being significantly harmed, particularly if it affects production of our PCs.

   Packard Bell filed a complaint on October 6, 1999 in Federal District Court for the Eastern District of California, alleging patent infringement on Packard Bell patents which it asserts relates to (i) graphics controller, (ii) parallel port controller, and (iii) bus interface of our eTower machine. We filed a response in January 2000 disputing infringement and asserting that the patents at issue are invalid. We are in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Packard Bell will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict and we cannot assure you that the results of this litigation would not result in our business being significantly harmed, particularly if it affects production of our PCs.

   In October 1999, David Packard on behalf of a putative nationwide class, filed a complaint against us as a defendant in the U.S. District Court for the Eastern District of Texas based on our alleged sale of defective goods. Essentially identical complaints were filed contemporaneously against Compaq, Hewlett-Packard and Packard Bell. The complaints claim that a chip in the defendants' respective PC products contains a defect which may cause an error to occur when information is written to a floppy disk. The complaint seeks unspecified monetary damages, injunctive relief and declaratory relief. The lawsuit against us is in the early stages of discovery and we have not yet filed a response. Although we believe that we have meritorious defenses and intend to vigorously defend ourselves in this action, these types of litigation are inherently complex and unpredictable. We cannot assure you that the suit will not succeed in obtaining unspecified monetary damages, injunctive and declaratory relief against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   Various other lawsuits, claims and proceedings have been or may be asserted against us, including those related to product liability, intellectual property, Internet content, privacy, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. Moreover, we cannot predict the outcome of any litigation. Some lawsuits, claims or proceedings may be disposed of unfavorably to us.

We may not be able to compete effectively if we are not able to protect our intellectual property.

   We rely on a combination of trademark, trade secret, patent and copyright law and contractual restrictions to protect our intellectual property. e-machines is our registered trademark in the United States. We have also applied to register several trademarks including eMachines and the "e" logo in the United States. We have also applied to register marks in the European Community, the United Kingdom, Brazil, Japan, Taiwan, China, Canada and Mexico. We also have a United States patent application currently pending. If we are not successful in obtaining the patent protection we seek, our competitors may be able to replicate our ad optimization technology and compete more effectively against us. The legal protections described above, even if successful, would afford only limited protection. Unauthorized parties may attempt to copy aspects of our products, services, or otherwise attempt to obtain and use our intellectual property. Enforcement of trademark rights against unauthorized use, particularly over the Internet and in other countries, may be impractical or impossible and could generate confusion and diminish the value of the mark. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. In addition, our inability to protect our intellectual property may harm our business and financial prospects.

We may be subject to claims that intellectual property used in our products infringes the rights of third parties and we could incur significant costs defending ourselves.

   It is common for a company in the PC and software industries to receive communications from time to time from other parties asserting that they possess patent rights, copyrights, trademark rights or other intellectual property rights that cover the company's products. We receive notices from time to time that the intellectual property used in our products allegedly infringes intellectual property rights held by others. Assertions of this nature may subject us to legal proceedings and claims in the ordinary course of our business. For example, in July 1999, Compaq filed a lawsuit against us alleging that our PC products infringe a number of its patents. In addition, in October 1999, Packard Bell filed a lawsuit against us alleging infringement of patents relating to graphics controller, parallel port controller and the bus interface of our eTower machine. For a discussion of these lawsuits, see the risk factor "We are involved in litigation that may be costly and time-consuming" above. If the final judgment of any legal action is decided against us, our business could be significantly harmed. Intellectual property litigation is expensive and time consuming regardless of the merits of the claim, and could divert our management's attention from our business. Any potential intellectual property litigation could also force us to do one or more of the following:

  . stop using the challenged intellectual property or selling our products or services that incorporate it;

  . obtain, if possible, a license to use the challenged intellectual property or to sell products or services that incorporate it, although a license may not be available on reasonable terms, or at all; or

  . redesign those products or services that are based on or incorporate the challenged intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to sell our products or services and our business would be significantly harmed.

Products that contain, or are rumored to contain, defects could result in significant costs to us, decrease in sales of our products, damage to our brand and lawsuits.

   The design and production of PC components is highly complex. Since we do not design or produce our own PC products, we rely on suppliers and component manufacturers to provide us with high-quality products. If any of our PC products contain defective components, we could experience delays in shipment of these products and increased costs. Further, the design of software is highly complex, and software often contains defects that may be undiscovered for long periods of time. If we are not successful in designing this software, or if defects in our software or in our PC products are discovered after we have shipped our affected software or PC products in volume, we could be harmed in the following ways:

  .  upgrades, replacements or recalls could impose substantial costs on us;

  . rumors, false or otherwise, could be circulated by the press and other media which could cause a decrease in sales of our products and significant damage to our brand; and

  . our PC buyers could file suits against us alleging damages caused by defective products.

For example, in October 1999, David Packard on behalf of a putative nationwide class, filed complaints against us, Hewlett-Packard and Compaq in the U.S. District Court for the Eastern District of Texas based on alleged sale of defective goods. The complaint alleges that a chip in the respective defendants' PC products contains a defect which causes an error to occur when information is written to a floppy disk. For a discussion of these complaints and the risks associated with the lawsuit against us, see the risk factor "We are involved in litigation that may be costly and time-consuming" above.

If demand for Internet access devices, in general, and PCs, in particular, does not continue to grow, we could have excessive inventories which could result in write-offs of some or all of the excessive inventories.

   The future success of our business model is dependent on the continued strong demand for Internet access devices, generally, and for PCs, in particular. Although we currently focus our efforts on high-quality, low-priced PC products, we expect consumer demand for more powerful PCs and other Internet access devices to increase with advances in technology and declines in prices. To meet these demands, we must successfully gauge the level and timing of consumer demand for PCs and other Internet access devices and match the supply of each. The PC and Internet access device markets are characterized by rapid new product and technology introductions and generally declining prices for existing products. Demand for PCs and other Internet access devices might be significantly reduced if consumers perceive little technological advantage in new products or believe that the price of a new product is not worth the perceived technical advantage. Further, if consumers view anticipated changes as significant, such as the introduction of a new operating system or microprocessor architecture, overall market demand for PCs and other Internet access devices may decline because potential consumers may postpone their purchases until release of the new product or in anticipation of lower prices on existing products following the introduction of new models. Reduced demand could result in excessive inventories that could lead to write-offs of some or all of the excess inventories and could take several quarters to correct.

Misappropriation by others of our trademarks and other proprietary rights could harm our reputation, affect our competitive position and cause us to incur significant costs to defend our rights.

   We rely on a combination of copyright, trademark, patent and trade secret law and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants to sign confidentiality agreements. We own only one trademark registration in the United States and have filed for only one patent application. Nonetheless, we may not be able to deter misappropriation of our proprietary information and material in light of the following risks:

  . nonrecognition or inadequate protection of our proprietary rights in certain foreign countries;

  .  undetected misappropriation of our proprietary information or materials;
     and

  . unenforceability of confidentiality agreements entered into by our employees.

   We also seek to limit access to our proprietary information and our third-party licensors' proprietary information. If we are unable to protect our trademarks and other proprietary rights against unauthorized use by others, our reputation and brand name would be damaged and our competitive position would be significantly harmed.

               Risks Principally Related to Our Internet Business

The Internet advertising market is new and unproven and may not continue to develop.

   The Internet has not been used as an advertising medium for a sufficient period of time to demonstrate its effectiveness. Our business would be adversely affected if the Internet advertising market fails to develop. Most of our current or potential advertising customers have not devoted a significant portion of their advertising expenditures to Internet advertising and may not find Internet advertising to be effective for promoting their products and services relative to advertising using traditional media.

   Currently, there are no widely accepted standards for measuring the effectiveness of Internet advertising. We cannot be certain that such standards will develop to sufficiently support Internet advertising as a significant advertising medium. Advertisers may not accept our or third-party measurements of impressions or click-throughs on Web sites utilizing our services. In addition, the effectiveness of Internet advertising depends on the accuracy of information contained in the databases used to target advertisements. We cannot be certain that the information in our databases will be accurate or that advertisers will be willing to have advertisements targeted by any database containing such potential inaccuracies. Actual or perceived ineffectiveness of online advertising in general, or accuracy of measurements or database information in particular, could limit the long-term growth of online advertising.

   The advertising links that we provide using our hot-key-enabled keyboards and client software and the banner advertisements that we serve may not be effective advertising methods. Other forms of Internet advertising may be more effective or gain wider acceptance; nonetheless, we may not be able to take advantage of these other forms of advertising. Moreover, "filter" software programs that limit advertising from being delivered to a user's computer are currently available. The Internet advertising market and our business could be adversely affected if use of filter software becomes widespread.

   Adoption of online direct marketing, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing. Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of our direct marketing services to generate demand for such services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit, or compete with their existing systems. In addition, since online direct marketing is emerging as a new and distinct market apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements.

Our ability to generate Internet-based revenues is unproven and we may never achieve profitability in the Internet segment of our business.

   We first began bundling the eWare desktop client software with our PCs during December 1999 and did not begin production of our first keyboard with Internet hot-keys until January 2000. Given our limited history offering these Internet-based services, evaluating our performance is difficult. In addition, although FreePC had relationships with a large number of advertisers, our business model is significantly different than FreePC's, and these advertisers may not continue to do business with us as we have discontinued the distribution of free computers and expect to cease providing free Internet access service. You should consider the uncertainties that we may encounter as we develop our Internet business in this rapidly evolving market, such as:

  . consumer demand for, and acceptance of, our eWare Internet client and hot-key-enabled keyboards;

  . our ability to create user-friendly applications that appeal to consumers;

  . our ability to contract with content providers who will furnish information that our users find attractive;

  .  our ability to support a large number of users;

  . our ability to anticipate and adapt to a developing market and to rapidly changing technologies;

  .  our unproven and evolving business model; and

  . our need to expand significantly our internal resources to support growth of our product and service offerings.

   If we are unable to address successfully these issues, we will be unable to expand our Internet business, compete effectively or achieve profitability in the Internet segment of our business.

Our Internet-based revenues will suffer if consumers do not use the hot-keys, desktop client software and other Internet-related services that we provide them.

   We expect to generate future revenues from sources such as Internet advertising, sponsorships, e-commerce and Internet application services. The success of our Internet operations depends upon the use by our consumers of the hot-keys on our keyboards and our desktop client software to reach selected advertisers' Web sites. Many of our potential consumers have never purchased Internet access service, used the Internet, e-mail or other Internet-based applications or engaged in e-commerce transactions. Potential users must utilize our desktop client software and hot-keys as part of their Internet and e-commerce experience in order for us to receive recurring Internet revenues. Because these keys and the menu bar have only been operational for a limited period of time and because they are new methods of accessing Web sites and Internet-based services, whether enough users of our PCs will use these features to create a sufficiently large audience to attract advertisers is uncertain. In addition, use of the hot-keys and our desktop client software depends on the appeal to our consumers of the linked Web sites. We rely on market research to determine the categories of products and services in which consumers are likely to be interested. Should our reliance on this research prove to be misguided, we may fail to select relevant categories of interest to consumers or fail to adequately provide links to superior content within these categories. In addition, we have no control over the experience that our consumers have while visiting these Web sites. Consumers who are not satisfied with their experience may decide not to use our hot-keys or desktop client software. Should this occur, our ability to generate advertising revenue will be significantly harmed.

We face risks related to expanding into new services and business areas, in particular, e-commerce.

   To increase our revenues, we will need to expand our operations by promoting new or complementary products and by expanding the breadth and depth of our services. Specifically, our future success will depend, in part, on obtaining revenues from the facilitation of e-commerce transactions with online and traditional retailers. The market for e-commerce services is extremely competitive. Because we have limited experience in this market, we may have limited success. If we expand our operations in this manner, we will require significant resources for additional development and such expansion may strain our management, financial and operational resources. Our expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, our business will be seriously harmed.

If we are unable to compete successfully for users, we could experience a loss of revenues and market share.

   The markets for PCs, Internet appliances and Internet advertising are intensely competitive, evolving and subject to rapid technological change. These markets are characterized by an increasing number of entrants. We compete for users, and consequently for potential electronic commerce and advertising revenue, directly or indirectly, with the following categories of competitors:

  . vendors of personal computers, such as Apple, Compaq, Dell, Gateway, Hewlett-Packard and IBM;

  . vendors of stand-alone Internet appliances, such as InfoGear, Netpliance and WebTV;

  . Internet service providers, such as America Online, EarthLink, Mindspring, Microsoft and NetZero;

  .  Internet portals, such as Excite@Home, Lycos and Yahoo!; and

  . providers of Internet advertising services, such as 24/7 Media, DoubleClick and Engage Technologies.

   Virtually all of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a substantially larger installed base of customers than we do. In addition, many of our competitors have nationally known brands or well-established relationships and have extensive knowledge of our industry. Moreover, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address consumer needs or to combine hardware product and Internet service offerings.

If we are unable to sell America Online's Internet access services to our PC buyers, our revenues and profits would be reduced.

   Our future success depends in part on our ability to sell Internet access services to our PC buyers. The PC industry and the Internet industry are currently evolving and converging. We believe that this convergence will result in the PC becoming the Internet appliance that attracts consumers to enter into multi-year Internet access service contracts. In addition, since we receive bounty payments and other revenues from America Online depending on the service our PC buyers choose, our business would be harmed if the reputation of America Online or the popularity of America Online's AOL Classic or CompuServe 2000 suffer and a significant number of buyers do not also purchase Internet access service from America Online. If Internet access services fees decline significantly or become free, an ISP rebate program would be unattractive to consumers and our revenues and profits would be reduced.

Our future growth depends on the continued use of the Internet.

   We believe a significant number of our PC buyers are purchasing our products and services as a means of connecting to the Internet. As a result, our future success is substantially dependent upon continued growth in Internet use. The adoption of the Internet medium for commerce and communications generally requires the understanding and acceptance of a new way of purchasing goods and exchanging information. The use and acceptance of the Internet may not increase for a number of other reasons, including the following:

  . actual or perceived lack of security of information, such as credit card numbers, which are transmitted over the Internet;

  .  high cost or lack of availability of access;

  .  congestion of traffic or other usage delays on the Internet;

  .  inconsistent quality of service;

  .  possible outages due to damage to the Internet;

  .  uncertainty regarding intellectual property ownership; and

  .  government regulation of the Internet.

   Capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed to mitigate the effects of these factors, or if the Internet does not become a viable and widely used commercial and communication medium, our products and services would be less attractive and our future growth would be impaired.

If software we develop or software developed by, or licensed from, third parties, has any unanticipated defects or becomes unavailable, we could experience service interruptions that could increase our repair costs or reduce our revenues.

   We have developed and are further developing two-way client software as well as other applications that will be bundled with our PCs. Some of our Internet-based services rely on software provided by third parties that is bundled with our PCs. We have no control over the quality of this software. Our software and this third- party supplied software may contain undetected errors, defects or bugs. These defects could cause service interruptions that could damage our reputation or increase our product repair costs, prevent us from delivering advertisements, cause us to lose revenue, delay market acceptance of our Internet-based services or divert our development resources, any of which could cause our business to suffer. If these problems cannot be fixed in a timely manner, we may be unable to fulfill our obligations to our advertising customers, which could significantly harm our business.

If we are unable to cope with significant increases in traffic to our servers, we may lose user confidence.

   Currently, users who use the hot-keys on our keyboards and our eWare client software to reach our advertisers' Web sites are first directed to our servers and then re-directed to our advertisers' Web sites. We may experience significant increases in traffic on our servers for a variety of reasons, including an increase in sales of our PCs or keyboards. We expect the number of users of our Internet-enhanced PC products to increase rapidly over time. Accordingly, our servers must accommodate a high volume of traffic, often at unexpected times. Our servers have in the past, and may in the future, experience slower response times than usual or other problems for a variety of reasons. These events could cause our users to perceive our servers as not functioning properly and, therefore, cause them to use other methods to access and use the Internet. If this occurs, our business could be seriously harmed.

Our servers are located at a single site and, in the event of a natural disaster, our client software would not operate.

   We depend on the efficient and uninterrupted operations of our Web servers and other hardware systems. Our Web servers and other hardware systems are located in Sunnyvale, California. Our Web servers and other hardware systems are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events result in damage to our Web servers or other hardware systems, we may be unable to deliver Internet advertising and other related Internet services for our customers until the damage is repaired. If this occurs, we may lose customers, users of our client software and revenue, and may incur substantial costs in repairing any damage.

Online security breaches could result in a loss of consumer confidence in e-commerce, which could lessen our ability to implement our business strategy.

   Because many of our advertisers encourage people to use the Internet to purchase goods and services, our business could be seriously harmed if Internet users reduce their use of the Internet because of security concerns. We currently ask consumers to provide us with registration and other information and we rely on encryption and authentication technology to securely transmit this confidential information. In addition, a party that is able to circumvent the security of our server systems could steal proprietary information or cause interruptions in our operations. Our efforts to protect our server systems may not be successful. Any well-publicized compromise of confidential information, whether during the transmission of data or while it is stored on our servers, could damage our reputation, expose us to a risk of loss, litigation or liability, and deter people from using the Internet. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We could be exposed to liability or increased costs if new case law is decided, or new government regulation is enacted, regarding the Internet.

   The law relating to our Internet business and operations is evolving, and no clear legal precedents have been established. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in e-commerce, and new state tax regulations may subject us to additional state sales or other taxes. The adoption of any new Internet laws and regulations or the application of existing laws and regulations to the Internet and e-commerce could decrease the demand for our products and services or increase the cost of doing business. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. If we were alleged to have violated federal, state or foreign civil or criminal law, even if we could successfully defend such claims, it could occupy significant amounts of management's time, harm our business reputation and negatively affect our operating results and financial condition.

We may face claims for activities of our customers that could expose us to liability and negatively impact our operating results.

   Our customers' promotion of their products, services and software may not comply with federal, state and local laws. A wide variety of laws and regulations govern the content of advertisements and regulate the sale of products and services. There is also uncertainty as to the application of these laws to the emerging world of advertising on the Internet. We cannot predict whether our role in facilitating these marketing activities would expose us to liability under these laws. We may face civil or criminal liability for unlawful advertising or other activities of our customers. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability. Any costs incurred as a result of that liability or asserted liability could negatively impact our operating results.

                  Risks Principally Related to Our PC Business

Because our business depends on outsourcing a substantial portion of our PC operations, if we were unable to do so in the future, we could incur significantly higher costs which would reduce our revenues and our profits.

   Historically, we have had relatively low manufacturing and operating costs because we outsource most of our operating and manufacturing functions, including system assembly, warehouse labor, distribution, research, product design, warranty services and customer support. In addition, we have had relatively low distribution costs because we distribute our products primarily through a limited number of large retailers. We may not be successful in managing our relationships with any of these third parties, and if existing third-party suppliers cannot provide these services at commercially reasonable prices, or at all, and we are not able to find suitable alternative suppliers, our business would be significantly harmed. Moreover, we may not be able to monitor or control effectively the quality of the PCs and monitors manufactured by our suppliers. Low-quality products, poor customer service, or similar inadequacies may harm our brand name, which would reduce our revenues and profits.

Because we currently depend solely on three manufacturers for our PCs and monitors, if supply is reduced or discontinued, our growth rate would decline which would harm our business and financial results.

   TriGem Computer currently manufactures all of our eTower and eMonster PCs. Korea Data Systems Co. manufactures our eOne PCs, eSlate notebooks and, together with the Jean Company, a Taiwanese manufacturer, all of our monitors. We have no obligation to order, take minimum delivery or purchase products at pre-negotiated prices from TriGem Computer, Korea Data Systems Co. or Jean Company. Additionally, other than in the case of TriGem Computer as described below, absent a purchase order submitted by us, Korea Data Systems and Jean Company have no contractual obligation to supply us with PCs and monitors. Further, TriGem Computer's PC production facility in Korea is currently operating at full capacity. In order to meet anticipated demand for our products and the products of other customers, TriGem Computer recently entered into an outsourcing manufacturing agreement for a facility in Xiamen, China and opened a new facility in Shenyang, China. The Xiamen facility currently has production capacity of approximately 90,000 PC units per month. The Shenyang facility is a final-assembly plant with production capacity of approximately 150,000 PC units per month. Under the terms of our supply agreement, TriGem Computer has agreed to reserve a portion of its manufacturing capacity at its facilities to meet our supply requirements. TriGem Computer, Korea Data Systems Co. and Jean Company provide other vendors with PCs and monitors. As a result, we may not benefit from any increased production capacity. If we are unable to obtain a sufficient supply of PCs or monitors to meet the demand for our products, our growth rate would decline which could reduce our sales, revenue and market share.

Our suppliers depend on a limited number of key suppliers for microprocessors and other components used in our products.

   Our suppliers generally use standard parts and components available from a number of vendors. However, our suppliers are dependent on Intel Corporation and Advanced Micro Devices, Inc. for their supply of microprocessors. If, in the future, our suppliers are unable to obtain sufficient quantities of microprocessors from Intel or Advanced Micro Devices, or if these companies stop producing microprocessors that meet our needs, our suppliers could experience increases in component costs or delays in product shipments that would significantly harm our business. Even where multiple vendors are available, our suppliers' strategy has been to concentrate purchases from a single source to obtain favorable pricing. Our profit margins may decline and our business would be significantly harmed if supply shortages led to price increases or production delays for our products.

Because average selling prices of PCs decline rapidly, if we fail to properly manage our inventory we may be unable to meet consumer demand or we could have excess inventories.

   The average selling prices of PCs are subject to rapid declines. To address the problems created by excess inventory in the face of rapid price decreases, PC vendors must carefully manage their inventory. Additionally, due to our narrow margins, we must manage our inventory more efficiently than traditional PC vendors. From time to time in the past, our inventory has been limited by the capacity of our manufacturers and may be limited in the future. We may be unsuccessful in managing the supply of our PCs and monitors to meet demand in the future. Our business is dependent on our ability to quickly sell our PC products through the retail channel. We must carefully monitor market demand for, and supply of, our products in an effort to match supply to consumer demand. If we overestimate the supply needed to meet consumer demand, we could have excess inventory. If we underestimate needed supply or otherwise maintain too little inventory, we may not be able to react quickly to sudden increases in market demand for a given product.

   In connection with the introduction of new products, we may be required to discount prices of existing products or to give other sales incentives to retailers. As a result, we may experience price protection adjustments to a significant degree in the future. For example, in the second quarter of 1999, we offered a significant price protection to certain retailers in connection with the introduction of our next generation of products. In addition, retailers generally have the right to return a portion of excess inventory purchased in the prior quarter within a limited period of time. Increased inventory levels in our distribution channels, whether due to a decrease in consumer demand for our products, lower-than-anticipated demand for PCs in general, problems in managing product transitions or component pricing movements could significantly harm our profitability. Production delays at the beginning of a new PC product cycle could affect our sales of newer products and how we manage the sale of older PC product inventory held by retailers. If we are unable to sell our aging products at anticipated prices, our margins would be reduced. In managing our supply chain, we must accurately forecast consumer demand for our products. The amount we establish as reserves for price adjustments in the event we must credit a retail customer for a price decrease may be insufficient and any future returns or price protection charges may reduce our operating results.

The international operations of our suppliers of PCs and monitors expose us to currency, trade, regulatory, political and other risks.

   All of our PCs and monitors are currently being manufactured in Korea, China and Malaysia by TriGem Computer, Korea Data Systems Co. and Jean Company. These suppliers' operations, and in turn our operating results, are subject to a number of risks associated with international operations including:

  .  fluctuations in currency values;

  .  export duties, import controls and trade barriers;

  .  restrictions on the transfer of funds;

  .  political and economic instability; and

  .  compliance with foreign laws.

Our success depends on our ability to compete successfully in the PC industry.

   The PC industry is highly competitive and we expect this competition to increase significantly, particularly in the low-priced PC market. We have been able to gain market share by selling high-quality PCs at prices significantly lower than those offered by established PC vendors. We expect pricing pressures in the PC market to continue, particularly as more vendors combine Internet access with the purchase of a PC. PC vendors may continue to reduce their prices to compete with us at our low price points. Large PC vendors such as Compaq, Gateway, Hewlett-Packard and IBM have significantly greater financial, marketing and technical resources than we do and may decide to accept lower margins or losses on a sustained basis on their low-priced PC sales to regain market share. The introduction of low-priced PCs combined with the brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

   Most major PC vendors have begun to offer Internet access services. Some PC vendors are trying to increase their sales of higher-priced PCs by offering additional services, such as free Internet access for a limited period of time. In addition, other PC vendors are adopting programs similar to ours that rebate a portion of the purchase price of PCs in exchange for entering into multi-year Internet access service contracts. There are relatively few barriers preventing competitors from entering this market. As a result, new market entrants pose a threat to our business. We do not own any patented technology that precludes or inhibits competitors from entering the low-priced PC market. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could erode our competitive position. For example, in the last quarter of 1999 one retailer began offering its own branded, low-price PCs in conjunction with Internet access service from America Online. Our PC and monitor suppliers either are not contractually bound or have only limited obligations to meet our demand for products and can divert some or all of their output to others, including our competitors, or sell directly to the retail channel. If any of these events were to occur, our market share could be reduced unless we were able to successfully compete with these parties and source high-quality PCs and monitors from other low-cost manufacturers.

The future of our PC business depends on PCs remaining the predominant Internet access device.

   The future of our PC business depends on PCs remaining the predominant Internet access device. Internet services are currently accessed primarily by PCs. However, television set-top boxes, hand-held products and other non-PC devices may increasingly be used to access the Internet. Television set-top boxes equipped with modems and cable modems allow users to transmit data at substantially faster speeds than the analog modems currently incorporated in our PCs. If consumers prefer this or any other alternative devices to PCs to access the Internet, sales of our PCs may slow.

Because we depend on licenses of intellectual property from third parties to produce our PC products, the loss of any of these licenses would significantly harm our financial results.

   We are required to obtain licenses from software providers in order to market and sell our products and services. In particular, we currently pre-install Windows 98 and Microsoft Works on our PCs pursuant to a license. However, if we are unable to maintain these licenses, or obtain the necessary licenses in the future, we may be forced to market products without these technological features or software. We may also be forced to discontinue sales of our products that incorporate allegedly protected technology for which we have no license or defend legal actions taken against us relating to our use of the allegedly protected technology. Our inability to obtain licenses on competitive terms necessary to sell our PCs at a profit would significantly harm our financial results.

If we do not maintain and strengthen our relationships with our retailers, our ability to generate revenues will suffer.

   We depend substantially on retailers to sell our PCs and monitors. Since inception, we have derived a significant portion of our gross revenues from sales of our PCs and monitors to a limited number of large retailers. For the year ended December 31, 1999, approximately 68% of our gross revenues were from sales of PCs and monitors to Best Buy, Office Depot, Circuit City and MicroCenter, our four largest retail customers. We expect to continue to derive a large percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers. However, our retail customers are not contractually committed to future purchases of our products and could discontinue carrying our products at any time. In addition, we compete with an increasing number of companies for access to limited shelf space with these retailers. Generally, these retailers limit the number of PC brands they carry and may stop carrying our PCs at any time. Any significant disruption of our relationship with any of our major retailers, or any significant reduction in purchases by them, could affect our ability to generate revenues.

If we are unable to monitor and manage our product rebate programs, our revenues could decrease.

   We currently offer product rebates to buyers of our PCs. We have limited historical data to assist us in determining what percentage of consumers will claim these product rebates. At the same time, we must approximate future product rebate redemptions in order to price our products effectively. If an unexpectedly large number of our PC buyers redeemed the product rebates to which they were entitled, the effective average selling price of our products would be reduced below the level we anticipated and our revenues would decrease.

We rely on the availability of rebates offered by Internet service providers to sell our PCs, and if such rebates are discontinued, our sales could decrease.

   To help sell PCs, we rely on the availability of rebates offered by Internet service providers to purchasers of new computers who subscribe for their Internet access services. These rebates reduce the effective price of our PC models, making them more affordable for consumers. If these rebates were discontinued, the effective prices of our PCs would increase, which likely would reduce sales of our PCs. A significant decrease in sales of PCs would harm our business.

We operate under a verbal agreement with one of our suppliers, the terms of which may be changed in a manner adverse to us.

   We currently operate under a verbal agreement with KDS USA, the supplier of our monitors and certain other of our products. Under this agreement, our inventory trade payable terms are extended out to 90 days with a cash discount on PC purchases proportional to the number of days we pay early. This verbal agreement is described in more detail under "Related Party Transactions." Since this agreement is not in written form, we may not be able to continue to operate our business under these terms and these terms may be subject to future change. If we are unable to continue to operate under this agreement or it is changed in a manner adverse to us, our business could be significantly harmed.

If we extend credit to retailers that do not repay us, or that pay late, we may have unexpected losses.

   We extend credit to our retailers, which exposes us to credit risk. Most of our outstanding accounts receivable are from a limited number of large retailers. As of December 31, 1999, our four highest outstanding accounts receivable balances totaled $78.8 million, representing 63% of our gross accounts receivable, with one customer accounting for $44.7 million, representing 36% of our gross accounts receivable. In the event that we fail to monitor and manage effectively the resulting credit risk and a material portion of our accounts receivable is not paid in a timely manner or becomes uncollectible, we could incur a significant loss associated with any outstanding accounts receivable.

                         Risks Related to this Offering

Our principal stockholders can exercise a controlling influence over our business and affairs.

   Immediately after the offering, our four principal stockholders, TriGem Corporation, Korea Data Systems America, idealab! Holdings, L.L.C. and Stephen
A. Dukker, will own approximately 51% of our common stock (50% if the underwriters' over-allotment option is exercised in full). If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over our business and affairs, including:

  . any determinations over whether to change the source of our supply of PCs and monitors;

  .  the appointment of new management;

  . any determinations with respect to mergers, acquisitions or other business combinations;

  .  future issuances of debt and equity securities; and

  . the approval of any action requiring the consent of the stockholders, including amendments to our certificate of incorporation.

In addition, this concentration of ownership could prevent a change in control that might otherwise be beneficial to stockholders.

We may have potential conflicts of interest with our principal stockholders that could be resolved in a manner that is inconsistent with other stockholders' interests.

   Conflicts of interest may arise between us and our principal stockholders in a number of areas relating to our present and ongoing relationships, which could be resolved in a manner that is inconsistent with our other stockholders' interests. Conflicts of interests that may arise include:

  . the ongoing supply relationships between us and our principal corporate stockholders that may result in terms that are not as favorable to us as arrangements we could negotiate at arm's length between unrelated parties;

  .  potential competitive business activities;

  .  potential acquisitions or financing transactions;

  . sales or other dispositions by these principal stockholders of shares of our common stock, including through the exercise of their registration rights; and

  .  tax and intellectual property matters.

Substantial future sales of our common stock in the public market may depress our stock price.

   Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

Our management has broad discretion over the use of the proceeds from this offering.

   Our management has broad discretion over the use of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we will fail to maximize our return on the proceeds. See "Use of Proceeds" for a more complete description of our current intention regarding the net proceeds of this offering.

As a new investor you will experience immediate and substantial dilution.

   If you purchase common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders who acquired shares before this offering. As a result, the value of your investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount you pay for shares of common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had all the existing stockholders and optionees paid the same amount per share of common stock as you will pay in this offering. See "Dilution" for a more complete description of the dilution of your investment in our common stock upon the completion of this offering.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us and discourage a takeover.

   Our certificate of incorporation and bylaws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. For example, our amended and restated certificate of incorporation to be filed upon completion of this offering, authorizes our board of directors to issue up to 35,000,000 shares of preferred stock without previously designated rights and privileges. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company, including takeover attempts that might result in a premium over the market price for shares of our common stock.

   Our charter documents will, subject to appropriate corporate action, eliminate the right of stockholders to call a special meeting of stockholders and eliminate the ability of stockholders to take action by written consent. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for a more complete description of Section 203 of the Delaware General Corporation Law. These provisions could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Our stock price may be volatile.

   Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in eMachines will lead to the development of a trading market or how liquid that market might become. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

   In addition, the stock markets in general, and The Nasdaq National Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many comparable technology companies' stocks are at or near historical highs. These trading prices are substantially above historic levels and may not be sustained. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk outlined under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds to us from the sale of the 20,000,000 shares of common stock offered will be approximately $166 million (approximately $191 million if the underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $9.00 per share (less underwriting discounts and commissions and estimated offering expenses).

   The principal purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to public equity markets, and to provide us with increased visibility and credibility. We presently have no specific plans for use of the net proceeds of this offering. We intend to use the net proceeds primarily for general corporate purposes, including working capital, expansion of our sales and marketing organization, and capital expenditures. We may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We have no present understandings, commitments or agreements with respect to any material acquisition of, or investment in, third parties. We believe that our existing capital resources, combined with the net proceeds of this offering, will be sufficient to meet our presently anticipated cash requirements through at least the next 12 months. There can be no assurance that we will not be required to raise additional financing prior to such time, that additional financing will be available when needed or that, if available, such financing will be available on terms favorable to us and our stockholders. Pending use of the net proceeds for the above purposes, we intend to invest such funds in interest bearing, investment grade securities.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

   The following table sets forth our unaudited capitalization as of December 31, 1999 on an actual, pro forma FreePC acquisition and pro forma as adjusted bases. The actual column reflects our capitalization as of December 31, 1999 on a historical basis, without any adjustments to reflect subsequent events. The pro forma FreePC acquisition information reflects:

  . the issuance of 3,995,633 shares of common stock and 17,633,886 shares of preferred stock issued in connection with the FreePC acquisition completed in January 2000.

   The pro forma as adjusted data includes the pro forma FreePC acquisition information and:

  . the conversion of all outstanding shares of preferred stock into 41,913,255 shares of common stock automatically upon completion of the offering; and

  . the issuance of 20,000,000 shares of common stock offered in this offering.

  . an increase of 10,000,000 in the number of shares of preferred stock that our board of directors will be authorized to issue pursuant to an amended and restated certificate of incorporation to be filed upon completion of this offering.

                                                      December 31, 1999
                                               ---------------------------------
                                                          Pro Forma
                                                           FreePC     Pro Forma
                                                Actual   Acquisition As Adjusted
                                               --------  ----------- -----------
                                                 (in thousands, except share
                                                            data)
Long-term obligations........................  $  1,903   $  3,131    $  3,131
Redeemable convertible preferred stock, $0.01
 par value: 25,000,000 shares authorized
 (actual and pro forma FreePC acquisition)
 and 35,000,000 shares authorized (pro forma
 as adjusted); 24,279,369 shares issued and
 outstanding (actual and pro forma FreePC
 acquisition); no shares issued and
 outstanding (pro forma as adjusted).........   150,014    150,014         --

Stockholders' equity (deficiency):
Convertible preferred stock, $0.01 par value:
 25,000,000 shares authorized (actual and pro
 forma FreePC acquisition) and 35,000,000
 shares authorized (pro forma as adjusted);
 no shares issued and outstanding (actual);
 17,633,886 shares issued and outstanding
 (pro forma FreePC acquisition); no shares
 issued and outstanding (pro forma as
 adjusted)...................................       --     110,551         --
Common stock, $0.0000125 par value:
 250,000,000 authorized (actual and pro forma
 FreePC acquisition) and 350,000,000 shares
 authorized (pro forma as adjusted);
 78,019,538 issued and outstanding (actual);
 82,015,171 issued and outstanding (pro forma
 FreePC acquisition); 143,928,426 shares
 issued and outstanding (pro forma as
 adjusted)...................................         1          1         420
Additional paid-in capital...................     6,582     46,031     485,092
Unearned stock compensation..................    (1,550)    (1,550)     (1,550)
Notes receivable from stockholders...........      (500)      (500)       (500)
Accumulated deficit..........................   (12,269)   (12,269)    (12,269)
                                               --------   --------    --------
Total stockholders' equity (deficiency)......    (7,736)  $142,264     471,193
                                               --------   --------    --------
    Total capitalization.....................  $144,181   $295,409    $474,324
                                               ========   ========    ========

   The above information excludes:

  . 858,400 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $4.15 per share, and 1,667,800 additional shares authorized to be issued under our 1998 stock plan and if proposed amendments to the 1998 stock plan are approved by our board of directors and stockholders, 1,800,000 additional shares authorized for issuance under the 1998 stock plan plus an automatic annual increase to be added on the first day of our fiscal year beginning in 2001;

  . 357,897 shares of our common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $2.39 per share, issued outside of our 1998 stock plan;

  . 2,891,275 shares of our common stock issuable upon exercise of options assumed by us in connection with the FreePC acquisition and warrants to purchase 1,239,067 shares of our common stock issuable upon the exercise of these assumed options at a warrant exercise price of $17.13.

  . 9,269,834 shares of common stock issuable upon exercise of warrants issued in connection with the FreePC acquisition at a warrant exercise price of $17.128 per share;

  . up to 1,566,219 shares of common stock issuable to America Online upon exercise of its warrants. See "Related Party Transactions--Relationship with America Online, Inc." for a discussion of the America Online warrants; and

  . 300,000 shares of common stock to be authorized for issuance under our proposed 2000 employee stock purchase plan subject to approval of the plan by our board of directors and stockholders plus an annual increase to be added on the first day of our fiscal year beginning in 2001.

                                    DILUTION


   As of December 31, 1999, after giving pro forma effect to the acquisition of FreePC and the conversion of 41,913,255 shares of our convertible preferred stock outstanding as of January 31, 2000, into 41,913,255 shares of our common stock automatically upon completion of this offering, the pro forma net tangible book value of our outstanding common stock was $145.3 million, or approximately $1.17 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities after giving effect to the FreePC acquisition, divided by 123,928,426 shares of common stock outstanding, which reflects:

  . 78,019,538 shares of our common stock outstanding as of December 31, 1999;

  . 3,995,633 shares of common stock issued in connection with the FreePC acquisition completed in January 2000; and

  . 41,913,255 shares of common stock issuable upon the automatic conversion upon completion of this offering of 24,279,369 shares of our convertible preferred stock outstanding as of December 31, 1999, and 17,633,886 shares of our convertible preferred stock issued in connection with the FreePC acquisition in January 2000.

   Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 20,000,000 shares of common stock in this offering at an assumed public offering price of $9.00 per share (less estimated underwriting discounts and commissions and estimated offering expenses), our pro forma net tangible book value as of December 31, 1999 would have been $324.2 million or $2.25 per share. This represents an immediate increase in net tangible book value of $1.08 per share to existing stockholders and an immediate dilution in net tangible book value of $6.75 per share to new investors of common stock in this offering, or 75.1% of the assumed initial public offering price of $9.00 per share. The following table illustrates this dilution:

   Assumed initial public offering price per share................        $9.00
    Pro forma net tangible book value per share as of December 31,
     1999.........................................................  $1.17
    Increase per share attributable to new investors..............  $1.08
                                                                    -----
   Pro forma net tangible book value per share after this
    offering......................................................        $2.25
                                                                          -----
   Dilution per share to new investors............................        $6.75
                                                                          =====

   The following table sets forth, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock (on a pro forma basis to reflect issuance of 3,995,633 shares of our common stock and 17,633,886 shares of preferred stock issued in connection with the FreePC acquisition completed in January 2000, and 41,913,255 shares of common stock issuable upon automatic conversion of outstanding preferred stock upon completion of this offering) and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $9.00 per share.

                          Shares Purchased   Total Consideration
                         ------------------- -------------------- Average Price
                           Number    Percent    Amount    Percent   Per Share
                         ----------- ------- ------------ ------- -------------
Existing stockholders... 123,928,426   86.1% $292,603,000   61.9%     $2.36
New investors...........  20,000,000   13.9   180,000,000   38.1      $9.00
                         -----------  -----  ------------  -----
  Total................. 143,928,426  100.0% $472,603,000  100.0%
                         ===========  =====  ============  =====

   The foregoing discussion and table assume no exercise of the underwriters' over-allotment option and excludes the effect of:

  . 858,400 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $4.15 per share, and 1,667,800 additional shares authorized to be issued under our 1998 stock plan and if proposed amendments to the 1998 stock plan are approved by our board of directors and stockholders, 1,800,000 additional shares authorized for issuance under the 1998 stock plan plus an automatic annual increase to be added on the first day of our fiscal year beginning in 2001;

  . 357,897 shares of our common stock issuable upon exercise of options outstanding as of December 31, 1999, at a weighted average exercise price of $2.39 per share, issued outside of our 1998 stock plan;

  . 2,891,275 shares of our common stock issuable upon exercise of options assumed by us in connection with the FreePC acquisition and warrants to purchase 1,239,067 shares of our common stock issuable upon the exercise of these assumed options at a warrant exercise price of $17.13 per share;

  . 9,269,834 shares of common stock issuable upon exercise of warrants issued in connection with the FreePC acquisition at a warrant exercise price of $17.128 per share;

  . up to 1,566,219 shares of common stock issuable to America Online upon exercise of its warrants. See "Related Party Transactions--Relationship with America Online, Inc." for a discussion of the America Online warrants;

  . 300,000 shares of common stock to be authorized for issuance under our proposed 2000 employee stock purchase plan subject to approval of the plan by our board of directors and stockholders plus an annual increase to be added on the first day of our fiscal year beginning in 2001.

                            SELECTED FINANCIAL DATA

   You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and related Notes included elsewhere in this prospectus. The financial data and other operating information as of and for the period from inception to December 31, 1998 and as of and for the year ended December 31, 1999 are derived from audited financial statements included elsewhere in this prospectus.

   The pro forma financial data gives effect to the FreePC acquisition completed in January 2000. You should read the pro forma data in conjunction with the audited Consolidated Financial Statements and related Notes of FreePC included elsewhere in this prospectus. The pro forma data below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have resulted if the acquisition had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position. For example, the pro forma financial data includes the cost of distributing free computers and providing free Internet access. We do not expect to distribute free computers or provide free Internet access in the foreseeable future. Also, our expenses significantly increased during the year. We expect that our future expenses will significantly increase as we continue to invest in technology, infrastructure, and sales and marketing. We intend to hire more technological and infrastructure support personnel, and also intend to invest in sales and marketing programs. For an explanation of the calculation of pro forma amounts see Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

                                                  Year Ended Dec. 31, 1999
                                               ---------------------------------
                              Sept. 18, 1998                       Pro Forma
                              (inception) to                        FreePC
                              Dec. 31, 1998        Actual         Acquisition
                             ---------------------------------  ----------------
                             (in thousands, except share and per share data)
Statements of Operations
 Data:
 Net revenues:
 Hardware................... $        58,283   $       812,233  $       812,233
 Internet...................                             2,084            3,285
                             ---------------   ---------------  ---------------
   Net revenues.............          58,283           814,317          815,518
 Cost of revenues:
 Hardware...................          58,088           780,859          780,859
 Internet...................                                86            3,406
                             ---------------   ---------------  ---------------
   Cost of revenues.........          58,088           780,945          784,265
                             ---------------   ---------------  ---------------
   Gross profit.............             195            33,372           31,253
 Operating expenses:
 Sales and marketing (1)....             840            16,451           37,206
 Customer service and
  technical support.........             269             9,049            9,049
 General and administrative
  (2).......................             999             9,714           13,610
 Research and development...                                              2,938
 Amortization of intangible
  assets....................                                             49,000
 Write-down of assets held
  for sale..................                                                941
                             ---------------   ---------------  ---------------
   Total operating
    expenses................           2,108            35,214          112,744
                             ---------------   ---------------  ---------------
 Loss from operations.......          (1,913)           (1,842)         (81,491)
 Financing charges and
  interest expense, net.....            (889)           (3,886)          (3,024)
                             ---------------   ---------------  ---------------
 Net loss................... $        (2,802)  $        (5,728) $       (84,515)
                             ===============   ===============  ===============
Net loss per common share:
 Basic and diluted..........           (0.04)            (0.12)           (1.08)
                             ===============   ===============  ===============
 Basic and diluted--pro
  forma.....................                             (0.07)           (0.78)
                             ===============   ===============  ===============
Shares used to compute net
 loss per share:
 Basic and diluted..........      77,600,000        77,755,172       81,750,805
                             ===============   ===============  ===============
 Basic and diluted--pro
  forma.....................                        86,735,212      108,364,731
                                               ===============  ===============

-------------------

(1) Included in sales and marketing expenses was $1,153 of non-cash stock-based compensation expense for the year ended December 31, 1999.

(2) Included in general and administrative expenses was $11 and $179 of non-cash stock-based compensation expense for the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, respectively.

                                                              Dec. 31, 1999
                                                          ----------------------
                                                                      Pro Forma
                                                                       FreePC
                                            Dec. 31, 1998  Actual    Acquisition
                                            ------------- ---------  -----------
                                                      (in thousands)
Balance Sheet Data:
 Cash and cash equivalents.................   $  3,791    $ 114,823   $ 125,762
 Short-term investments....................                  19,897      19,897
 Working capital (deficiency)..............     (1,311)     140,166     141,257
 Total assets..............................     60,011      331,713     495,587
 Long-term obligations.....................        560        1,903       3,131
 Redeemable convertible preferred stock ...         --      150,014     150,014
 Total stockholders' equity (deficiency)...     (1,351)      (7,736)    142,264

   See Note 2 of Notes to Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future" and "intends" and similar expressions to identify forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks we face described in "Risk Factors" and elsewhere in this prospectus.

Overview

   We sell high-quality, low-priced personal computers, or PCs, to develop ongoing Internet-based consumer relationships designed to provide us with a continuous stream of advertising and related revenues. We provide Internet advertisers with an integrated approach to building their online brands that includes our client-server software, promotional materials packaged with our PCs and keyboards that provide one-touch access to selected Web sites. We were incorporated in September 1998 and sold our first PC in November 1998. We intend to aggressively pursue recurring revenue generating opportunities that extend beyond the purchase of the PC or other Internet connected devices. To this end, in January 2000, we acquired FreePC, Inc., a Bill Gross' idealab! company that was one of the first companies to subsidize the purchase price of the PC and Internet access with advertising sponsorships. Our acquisition of FreePC's expertise, relationships, technology and technical experience is a key element of our strategy to enhance our Internet revenues.

   We outsource the design and manufacturing of our PCs and monitors as well as technical support, warehouse staffing, inspection, repair and repackaging of returned PCs, and administration of our rebate program to third parties. As a result, we have a relatively small internal organization that consisted of 162 employees as of January 31, 2000. Our hardware outsourcing strategy enables us to minimize capital investment, maintain a low product cost structure and respond quickly to market changes. As a result of our acquisition of FreePC, we added 98 employees, significantly expanding our expertise in Internet-related technologies, marketing and sales.

   To date, we have derived substantially all of our revenues from the sales of PCs and monitors to a limited number of large retailers. For the year ended December 31, 1999, approximately 68% of our gross revenues were from sales of PCs and monitors to our four largest retail customers. We expect to continue to derive a significant percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers, as well as an increasing portion from Internet-related activities.

   We operate primarily in the United States. To date, all of our sales and substantially all of our purchases from our suppliers have been made in U.S. dollars. As a result, changes in currency exchange rates do not generally have a direct effect on our financial position. However, we do face foreign business, political and economic risks because our supply of PCs and monitors are manufactured outside of the United States. In addition, changes in currency exchange rates may affect the cost of the PCs and monitors we purchase from our foreign suppliers, thereby indirectly affecting consumer demand for our products and our net revenues. We intend to expand our sales outside of North America.

   Our gross margins on hardware are affected by fluctuations in demand for our products, the mix of products sold, the timing of new product implementations, new product introductions by us and our competitors, changes in our pricing policies and those of our competitors and component costs. In the future, our gross margins may also be affected by fluctuations in demand for our Internet-related services.

   Our founding stockholders were Stephen A. Dukker, our Chief Executive Officer, President and a member of our board of directors, and two wholly-owned U.S. subsidiaries of Korean PC and monitor manufacturers--TriGem Corporation and Korea Data Systems America. TriGem Computer, the parent corporation of TriGem Corporation, manufactures all of our eTower PCs and eMonster PCs. Korea Data Systems Co. Ltd., the parent corporation of Korea Data Systems America, manufactures our eOne PCs, eSlate notebook PCs and, together with the Taiwanese manufacturer Jean Company, all of our monitors. Historically, we purchased substantially all of our PCs and monitors from KDS USA, a company wholly-owned by Lap Shun Hui, which in turn purchased them from these manufacturers. Mr. Hui is a member of our board of directors and one of our stockholders. On January 24, 2000, we entered into a supply agreement with TriGem Computer pursuant to which we will purchase all of our TriGem-manufactured PCs directly from TriGem Computer. In the future, we may establish supply relationships with other PC and monitor manufacturers.

   In connection with our acquisition of FreePC, Inc., we issued 3,995,633 shares of our common stock and 17,633,886 shares of our preferred stock for all of the outstanding shares of capital stock of FreePC. In addition, we issued warrants to purchase 9,269,834 shares of our common stock and we assumed options exercisable for 2,891,275 shares of common stock and for warrants to purchase 1,239,067 shares of common stock in connection with the acquisition. As a result of the acquisition, each share of FreePC capital stock issued or subject to an option to purchase FreePC common stock was exchanged for approximately 1.10 shares of our common stock and a warrant to purchase approximately 0.47 shares of our common stock. We accounted for the acquisition using the purchase method. In connection with the FreePC acquisition, we will record a significant amount of intangible assets, the amortization of which will adversely affect our earnings and profitability in 2000 through 2002. We expect to record intangible assets of approximately $147 million, to be amortized over a period of three years. In addition, our operating costs have increased significantly as a result of the FreePC acquisition. We have not yet generated significant revenue from our Internet business and we expect to experience operating losses before amortization expenses in that business in the future. As a result, we expect to report losses on an operating basis before amortization of intangible assets in our combined business for at least the next several quarters.

Hardware Revenues, net

   To date all of our hardware revenue has been derived from sales of our PCs and monitors. We sell a variety of PC configurations and monitor models to our retail customers. When appropriate, we have introduced and intend to continue to introduce enhanced configurations of our PCs, new PC models and new Internet devices. Generally, our lowest-priced PC model carries significantly lower gross margins than our other PC models. We do not require retail customers to buy PCs and monitors as a bundled package. To date, we have sold substantially more PCs than monitors.

   We recognize revenues from PC and monitor sales at the time products are shipped to our retail customers. Revenues are recorded net of outbound shipping costs, returns, price protection and estimated costs for sales incentive programs. Sales incentive programs consist primarily of cash rebates offered by us to our PC buyers. In general, we offer a product rebate during a redemption period which extends for up to thirty days after the PC is purchased. We rely on historical data to forecast the percentage of our PC buyers who will redeem their product rebates. If in a given period these redemptions exceed our expectations, our gross margin and operating results will be adversely impacted. In addition, we intend to modify from time to time our product rebate programs in response to changing market conditions. These modifications may affect the mix of PCs sold, our gross margin and the percentage of rebates redeemed.

   We also derive limited revenues from the sale of extended service contracts and technical support provided on an as-needed basis. We offer these services through Sykes Enterprises, Inc., a third-party customer service provider. Our PC buyers receive free technical support for fifteen days following their initial support call under our technical support program. After this period, our PC buyers who require additional support can choose to enter into an extended service contract or pay on a per incident basis until the issue is resolved. We recognize revenues from extended service contracts ratably over the contract period and from technical support calls outside the initial fifteen-day period of free support as the services are performed.

Internet Revenues

   We began to earn and report Internet revenues in the third quarter of 1999 under our marketing agreement with America Online. Under the agreement, America Online provides Internet service provider, or ISP, rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain an ISP rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time at a stated monthly fee. In addition to the rebate provisions, the agreement also provides that we include America Online's software on our PCs. America Online pays us recurring revenue or a one-time fee depending on which service or plan a PC buyer elects. We recognize these revenues when reported to us by America Online.

   In the fourth quarter of 1999, we deployed our private label Internet access service, e-machines.net, for consumers. We provide Internet access service through our Internet service provider agreement with UUNET.

   In December 1999, we began pre-installing desktop client software on our PCs. We generate Internet revenues from our client software and, in the future, expect revenue from our client software to increase as we expand our Internet business. We also expect to generate Internet revenue from sales to advertisers related to our hot-key enabled keyboard, in-box promotions and other Internet services.

   We expect future Internet revenues to be derived primarily from advertising generated by our keyboard buttons, our desktop client software, pre-loaded software offerings and other Internet-related services. As a result, we expect Internet revenues to increase as a percentage of our total revenues. We believe that the revenue we derive from these services likely will depend upon our satisfaction of specified performance criteria. Depending upon the type of service offered and the performance criteria specified, we may recognize revenue as PCs are shipped to our retail customers, as impressions are displayed, as click-throughs occur, or as otherwise may be appropriate. To the extent performance criteria are not met we may defer recognition of some or all of the corresponding revenues.

Results of Operations

   Because of our limited operating history, the recent acquisition of FreePC and the rapidly evolving nature of our business, we believe that year-to-year period comparisons and quarter-to-quarter period comparisons are not meaningful and should not be relied upon as an indication of future performance. The following results of operations does not include results of operations of FreePC. Our expenses significantly increased during fiscal 1999. We expect that these expenses will significantly increase as we continue to invest in technology, infrastructure, and sales and marketing. We also expect expenses to increase as a result of the acquisition of FreePC. We intend to hire more technological and infrastructure support personnel, and invest in sales and marketing programs. We also expect cost of sales to increase as our sales increase. The following table presents our operating results for the period from September 18, 1998 (inception) to December 31, 1998 and each of the four quarters in the year ended December 31, 1999, and the year ended December 31, 1999.

                           Period from
                          Sept. 18, 1998                      Quarter Ended
                          (inception) to --------------------------------------------------------  Year Ended
                          Dec. 31, 1998  Mar. 31, 1999 June 30, 1999 Sept. 30, 1999 Dec. 31, 1999 Dec. 31, 1999
                          -------------- ------------- ------------- -------------- ------------- -------------
                                                             (in thousands)
Statements of Operations
 Data:
 Net revenues:
  Hardware..............     $58,283       $137,434      $213,879       $155,282      $305,638      $812,233
  Internet..............         --             --            --             611         1,473         2,084
                             -------       --------      --------       --------      --------      --------
   Net revenues.........      58,283        137,434       213,879        155,893       307,111       814,317
                             -------       --------      --------       --------      --------      --------
 Cost of revenues:
  Hardware..............      58,088        131,101       207,689        150,119       291,950       780,859
  Internet..............         --             --            --             --             86            86
                             -------       --------      --------       --------      --------      --------
    Cost of revenues....      58,088        131,101       207,689        150,119       292,036       780,945
                             -------       --------      --------       --------      --------      --------
     Gross profit.......         195          6,333         6,190          5,774        15,075        33,372
 Operating expenses:
  Sales and
   marketing(1).........         840          2,719         2,814          3,823         7,095        16,451
  Customer service and
   technical support....         269            949         1,573          3,245         3,282         9,049
  General and
   administrative(2)....         999          1,147         2,270          2,627         3,670         9,714
                             -------       --------      --------       --------      --------      --------
   Total operating
    expenses............       2,108          4,815         6,657          9,695        14,047        35,214
                             -------       --------      --------       --------      --------      --------
 Income (loss) from
  operations............      (1,913)         1,518          (467)        (3,921)        1,028        (1,842)
  Financing charges and
   interest
   expense, net.........        (889)        (2,390)       (2,570)          (113)        1,187        (3,886)
                             -------       --------      --------       --------      --------      --------
   Net income (loss)....     $(2,802)      $   (872)     $ (3,037)      $ (4,034)     $  2,215      $ (5,728)
                             =======       ========      ========       ========      ========      ========

------------------

(1) Included in sales and marketing expenses was $16, $1,126, $11 and $1,153 of non-cash stock-based compensation expense for the quarters ended June 30, 1999, September 30, 1999, December 31, 1999 and the year then ended, respectively.

(2) Included in general and administrative expenses was $11, $41, $83, $55 and $179 of non-cash stock-based compensation expense for the period from September 18, 1998 (inception) to December 31, 1998, the quarters ended March 31, 1999, June 30, 1999, September 30, 1999 and the year ended December 31, 1999, respectively.

                          Period from
                         Sept. 18, 1998                      Quarter Ended
                         (inception) to --------------------------------------------------------  Year Ended
                         Dec. 31, 1998  Mar. 31, 1999 June 30, 1999 Sept. 30, 1999 Dec. 31, 1999 Dec. 31, 1999
                         -------------- ------------- ------------- -------------- ------------- -------------
As a Percentage of Net
 Revenues:
 Net revenues:
  Hardware..............     100.0%         100.0%        100.0%         99.6%          99.5%         99.7%
  Internet..............       --             --            --            0.4            0.5           0.3
                             -----          -----         -----         -----          -----         -----
   Net revenues.........     100.0          100.0         100.0         100.0          100.0         100.0
                             -----          -----         -----         -----          -----         -----
 Cost of revenues:
  Hardware..............      99.7           95.4          97.1          96.3           95.1          95.9
  Internet..............       --             --            --            --             --            --
                             -----          -----         -----         -----          -----         -----
   Cost of revenues.....      99.7           95.4          97.1          96.3           95.1          95.9
                             -----          -----         -----         -----          -----         -----
    Gross profit........       0.3            4.6           2.9           3.7            4.9           4.1
 Operating expenses:
  Sales and marketing...       1.4            2.0           1.3           2.4            2.3           2.0
  Customer service and
   technical support....       0.5            0.7           0.7           2.1            1.1           1.1
  General and
   administrative.......       1.7            0.8           1.1           1.7            1.2           1.2
                             -----          -----         -----         -----          -----         -----
    Total operating
     expenses...........       3.6            3.5           3.1           6.2            4.6           4.3
                             -----          -----         -----         -----          -----         -----
 Income (loss) from
  operations............      (3.3)           1.1          (0.2)         (2.5)           0.3          (0.2)
  Financing charges and
   interest
   expense, net.........      (1.5)          (1.7)         (1.2)         (0.1)           0.4          (0.5)
                             -----          -----         -----         -----          -----         -----
    Net income (loss)...      (4.8)%         (0.6)%        (1.4)%        (2.6)%          0.7%         (0.7)%
                             =====          =====         =====         =====          =====         =====

Inception to December 31, 1998 and Year Ended December 31, 1999

Net Revenues

 Hardware Revenues, Net

   Our hardware revenues, net increased from $58.3 million for the period from inception to December 31, 1998 to $812.2 million for the year ended December 31, 1999. This increase was due to increased unit shipments at each price point and the expansion into higher price points. In the second quarter of 1999, hardware revenues, net were negatively impacted by the Company's recording of $7.7 million in price protection charges. In the third quarter of 1999, we introduced our eOne PCs priced at $799 and $899 (after product rebates). In the fourth quarter of 1999, we introduced our eMonster PC for $899 and eSlate notebook PC for $999 (after product rebates). Net revenue from extended service contracts and technical support calls during these periods was minimal and reported with hardware revenues.

 Internet Revenues

   We recognized total Internet revenues of $2.1 million for the year ended December 31, 1999. These revenues resulted from the launch of our Internet-related services including our marketing agreement with America Online. As a result of the FreePC acquisition, we expect revenues from Internet-related activities to increase.

Cost of Revenues

   Cost of revenues primarily consists of the cost of PCs and monitors, Microsoft licensing costs, inbound shipping costs, inventory valuation reserves and costs of providing Internet access through e-machines.net. Cost of revenues increased from $58.1 million for the period from inception to December 31, 1998 to $780.9 million for the year ended December 31, 1999. This increase was due to increases in unit shipments and expansion into higher cost products. Gross margin increased from 0.3% for the period from inception to December 31, 1998 to 4.1% for the year ended December 31, 1999. This increase was due to increased sales of higher margin products. Our historical gross margins may not be indicative of our future results of operations. Inventory valuation reserves are calculated and recorded monthly based on a lower of cost or market analysis performed each month. Inventory valuation reserves charged to operations in the year ended December 31, 1999 totalled approximately $533,000.

Operating Expenses

 Sales and Marketing

   Sales and marketing expenses consist primarily of cooperative advertising incentives paid to retail customers, net of cooperative advertising credits earned by us from component suppliers, and marketing development funds given by us to certain retail customers. Cooperative advertising discounts are given to retail customers at time of product invoicing as a reduction of net invoice price. Sales and marketing expenses also include payroll expenses for sales and marketing personnel. Included in sales and marketing expenses for the year ended December 31, 1999 was approximately $700,000 of bonus expense paid to our President and Chief Executive Officer pursuant to an employment agreement we entered into with him. The provisions of the agreement requiring a cash bonus to him was terminated effective June 30, 1999, and no further bonus expense pursuant to this agreement is expected. Also included in sales and marketing expenses for the year ended December 31, 1999 was $1.2 million of non-cash stock-based compensation expense, of which $1.1 million was recorded as a one-time charge in the quarter ended September 30, 1999, in connection with an employment agreement with our president and chief executive officer. Stock-based compensation arises when an option to purchase stock, with an exercise price less than the fair value of the underlying stock, is granted to an employee. The amount of compensation equals the spread between the exercise price and the fair value of the underlying common stock. Stock-based compensation is considered earned, and we recognize the related expense, as the options vest. Sales and marketing expenses have increased from approximately $840,000 for the period from inception to December 31, 1998 to $16.5 million for the year ended December 31, 1999. As a percentage of net revenues, sales and marketing costs increased from 1.4% for the period from inception to December 31, 1998 to 2.0% for the year ended December 31, 1999. These increases were primarily due to increased commission expenses, cooperative advertising costs and marketing development funds associated with increased sales volumes and non-cash stock-based compensation expense. Our sales and marketing expenses in absolute dollars will increase as sales increase and as we increase the number of our sales representatives. As a result of the FreePC acquisition, our in-house sales force increased from three to 17, of which 14 are primarily devoted to Internet-related activities and of which three are primarily devoted to our PC business. We expect sales and marketing expenses to increase as we expand our Internet-related activities.

 Customer Service and Technical Support

   Customer service and technical support expenses consist primarily of the cost of technical support provided for us by Sykes to buyers of our PCs as well as subscribers to e-machines.net. For either of these services, Sykes charges on a per minute basis for each support call they receive. We expect customer service and technical support expenses to increase to the extent our sales volumes increase. Customer service and technical support expenses increased from approximately $269,000 for the period from inception to December 31, 1998 to $9.0 million for the year ended December 31, 1999. We expect our customer service and technical support expenses to increase as we expand our Internet-related activities.

 General and Administrative

   General and administrative expenses consist primarily of payroll and related expenses for management and administrative personnel, outsourced warehousing activities, facilities expenses, professional service fees, travel and other general corporate expenses. Included in general and administrative expenses for the year ended December 31, 1999 was $179,000 of non-cash stock-based compensation expense. General and administrative expenses increased from approximately $999,000, or 1.7% of net revenues, for the period from inception to December 31, 1998, to approximately $9.7 million, or 1.2% of net revenues, for the year ended December 31, 1999. We anticipate that general and administrative expenses will increase in absolute dollars due to increased expenses associated with the addition of personnel and additional professional fees, including costs associated with being a public company. In addition, we anticipate that general and administrative expenses may increase in future periods as a result of our acquisition of FreePC and litigation costs associated with legal proceedings. For a discussion of these proceedings, see "Business--Legal Proceedings."


 Intangible Assets

   In connection with the FreePC acquisition, we will record a significant amount of intangible assets the amortization of which will adversely affect our earnings and profitability in 2000 through 2002. We expect to record intangible assets of approximately $147.0 million, to be amortized over a period of three years.

 Financing Charges and Interest Expense, Net

   Financing charges and interest expense, net consists primarily of interest on trade payables and interest income from cash equivalents and short-term investments. Financing charges and interest expense, net increased from $889,000, for the period from inception to December 31, 1998, to $3.9 million for the year ended December 31, 1999. Finance charges and interest expense related to trade payable financing increased from approximately $889,000, or 1.5% of net revenues, for the period from inception to December 31, 1998 to approximately $6.5 million, or 0.8% of net revenues, for the year ended December 31, 1999. This increase in absolute dollars was due to increases in trade payable financing associated with greater inventory purchases, resulting from higher sales volumes. On August 18, 1999, we completed a private placement of 24,279,369 shares of our Series A preferred stock providing us with net proceeds of approximately $146.3 million, which enabled us to establish vendor payment terms of net thirty days, eliminating most interest on trade payables for the remainder of 1999. In addition, we invested the private placement proceeds in cash equivalents and other interest bearing short-term investments, resulting in $2.6 million of interest income in 1999.

Liquidity and Capital Resources

   To date, we have financed our operations by extended payment terms on trade payables, issuance of common and preferred stock, and issuance of subordinated notes payable to stockholders. The private placement of 24,279,369 shares of our Series A preferred stock on August 18, 1999 provided us with net proceeds of approximately $146.3 million. A portion of the proceeds from the issuance of our Series A preferred stock was used to reduce trade payables. As of December 31, 1999, our sources of liquidity consisted of $114.8 million in cash and cash equivalents, and $19.9 million in short-term investments. As of December 31, 1999, trade payables were $131.9 million with terms of net 30 days. As of December 31, 1999, we had outstanding $560,000 of long-term subordinated notes payable to stockholders, which bear interest at 5.79% and mature on June 7, 2004.

   Net cash provided by operating activities was $2.1 million for the period from inception to December 31, 1998. Net cash used in operating activities was $13.5 million for the year ended December 31, 1999. Cash provided by operating activities for these periods consisted primarily of increases in trade payables. Cash used in operating activities for these periods consisted primarily of increases in accounts receivable and inventories.

   Net cash used in investing activities was approximately $298,000 for the period from inception to December 31, 1998, and approximately $21.7 million in the year ended December 31, 1999. Net cash used in

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investing activities for these periods consisted primarily of purchases of property and equipment and short-term investments.

   Net cash provided by financing activities was $2.0 million for the period from inception to December 31, 1998. Net cash provided by financing activities for the year ended December 31, 1999, was $146.3 million and consisted of the proceeds from the issuance of preferred stock.

   We currently anticipate that the net proceeds of this offering, together with our available funds as of December 31, 1999, will be sufficient to meet our anticipated needs for at least the next 12 months. If additional funds are required, financing may not be available on acceptable terms, if at all, and may be dilutive to our stockholders.

Year 2000 Issues

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the change in the century. We have designed our products to be year 2000 compliant. We are not aware of any errors that have occurred since the turn of the century. To date, the amount spent on year 2000 preparations has been immaterial. If any errors or defects become evident, we may incur costs to resolve them, however, we do not expect to make any material expenditures related to year 2000 compliance issues in the future.

Quantitative and Qualitative Discussion of Market Risk

   We are exposed to fluctuations in interest rates and market values of our investments. Our exposure to fluctuations in interest rates and market values of our investments relates primarily to our short-term investment portfolio, which is included in cash and cash equivalents and short-term investments. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in highly liquid commercial paper and U.S. Government debt securities with maturities of less than one year, and, by policy, we limit the amount of credit exposure to any one issuer. Due to the short-term nature of our investments, the impact of interest rate changes would not be expected to have a significant impact on the value of these investments. The effect of interest rate and investment risk on us has not been significant.

   Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Our fixed rate debt consists of $560,000 in notes payable, bearing interest at 5.79 percent, from various stockholders.

   We have limited our investments to short-term, highly rated, fixed income facilities such as repurchase agreements collateralized by government securities and A-1/P-1 commercial paper. We intend to maintain our current investment policy, which is designed to preserve principal while at the same time maximizing the after-tax income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we generally intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. However, subject to approval by our board of directors, we may invest up to $15 million in companies that offer products and services that support our business strategy. Such investments may be illiquid for an indefinite period of time, or otherwise subject to greater risk than that allowed for our remaining cash assets. To the extent these investments are in foreign securities, we may be subject to foreign currency exchange rate risks.

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   We currently have no floating rate indebtedness, hold no derivative instruments and do not earn significant foreign sourced income. Accordingly, changes in interest rates or currency exchange rates do not generally have a direct effect on our financial position. In addition, we have primarily operated in the United States and Canada and all purchases and sales to date have been made in U.S. dollars. Foreign currency exchange rates, however, may affect the cost of our PCs and monitors purchased from our foreign suppliers, thereby indirectly affecting consumer demand for our products and our net revenues. In addition, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would also be affected by such changes.

Quarterly Fluctuations

   We have a limited operating history upon which you can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses, and difficulties encountered by companies in their early stage of development. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly. See "Risk Factors" for a more complete description of the risks we face. We believe that the factors influencing quarterly variability include the following:

  .  the overall growth in the computer industry;

  . shifts in short-term demand for our products resulting, in part, from the introduction of new products or updates of existing products;

  . the intensity of price competition among us and our competitors as influenced by various factors;

  . the fact that virtually all sales in a given quarter result from orders booked in that quarter; and

  . the popularity of, and seasonal or other fluctuations in demand for, Internet services generally and e-machines.net in particular.

   Traditionally, computer sales in the fourth quarter are historically higher than in the previous three quarters. We believe that this pattern of higher fourth quarter sales is partially due to customer buying patterns relating to calendar year-end business and holiday purchases.

Results of Operations--FreePC

   Since inception, FreePC had incurred significant operating losses. For the year ended December 31, 1999, FreePC had a net loss of $29.8 million. In addition, at December 31, 1999, FreePC had an accumulated deficit of $30.4 million. During the year ended December 31, 1999, FreePC incurred operating expenses of $28.5 million. During the year ended December 31, 1999, FreePC recorded net revenues of $1.2 million, primarily from the sale of banner advertisements and from revenues generated from its start page. In particular, for the year ended December 31, 1999, FreePC generated approximately $211,000, or 17.6% of its total revenues, from its start page. For the year ended December 31, 1999, FreePC also generated approximately $1 million, or 82.4% of its total revenues, from banner advertisements sold through its own proprietary client software. Of the total cost of revenues, $3.1 million consisted of Internet service provider costs to support FreePC's users. FreePC sales and marketing expenses consisted primarily of expenditures associated with its distribution of free computers. Of the total sales and marketing expenses, approximately $18.1 million consisted of costs incurred by FreePC to acquire users. During 1999, FreePC's business model included distributing free personal computers and free Internet access to their customers. The costs related to these activities in 1999 approximated $21.2 million. Subsequent to our acquisition of FreePC we have ceased distributing free computers and we will cease providing free Internet service and, accordingly, expect these costs and associated revenues to decrease substantially. Sales and marketing expenses also include the salaries of a direct sales force. Product development expenses primarily represents software engineers and programmers. General and administrative expense primarily represents management and administrative personnel and professional and consulting expense.


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Effects of Recent Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from non-owner sources, and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. We had no comprehensive income items to report for the period from inception to December 31, 1998 and the year ended December 31, 1999. We currently operate one reportable segment under SFAS No. 131. Adoption of these statements at our inception did not impact our financial position, results of operations or cash flows.

   In June 1998, SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. We are required to implement the statement in the first quarter of fiscal 2001. We have not used derivative instruments and believe the impact of adoption of this statement will not have a significant effect on the financial statements.

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                                    BUSINESS

Overview

   We sell high-quality, low-priced personal computers, or PCs, to develop ongoing Internet-based consumer relationships designed to provide us with a continuous stream of advertising and related revenues. We introduced the first branded sub-$400 PC in the U.S. retail market. Since the sale of our first PC in November 1998, we have sold over two million PCs. We sold the third largest number of desktop PCs through U.S. retailers in 1999, according to PC Data, and sold the largest number of sub-$600 PCs sold through U.S. retailers in July 1999, according to Ziff Davis's InfoBeads. In 1999, our products won prestigious awards in the low-priced desktop PC category, including PC Computing's Most Valuable Product (MVP), number one on Windows Magazine's "WinList 100" and CNET.com's Editors' Choice award.

   Our affordable PCs and the variety of Internet access options that we offer make the Internet experience available to a broader spectrum of consumers. Approximately half of our consumers are first-time PC buyers who may have limited experience using the Internet and whose first-point of contact with the Internet is our PC. We believe that these first-time PC buyers represent significant opportunities for Internet advertisers to reach Internet users who are not likely to have established Internet brand loyalties.

   We intend to aggressively pursue recurring revenue generating opportunities that extend beyond the purchase of the PC or other Internet connected devices. To this end, in January 2000, we acquired FreePC, Inc., a Bill Gross' idealab! company that was one of the first companies to subsidize the purchase price of the PC and Internet access with advertising sponsorships. Our acquisition of FreePC's expertise, relationships, technology and technical experience is a key element of our strategy to enhance our Internet revenues. We offer multiple, integrated advertising programs, including our eWare and eBoards, that we believe an Internet advertiser may combine into a powerful campaign that is capable of dramatically increasing the effectiveness of its offer. Our computing and Internet advertising offerings create an integrated PC and Internet marketing service that includes links to selected Web sites and other Internet resources. This combination extends a Web-based portal business model to the hardware itself. By offering, through our hardware and desktop software, portal functionality similar to that provided by AOL, Yahoo! and Excite, we can create an interface and entry point for all online activity regardless of the user's ultimate choice of Internet service provider. This position allows us to create programs and relationships that benefit both advertisers and consumers.

Industry Background

   The Internet has emerged as a global platform that allows millions of people to share information, communicate and conduct business. International Data Corporation, or IDC, estimates that there were approximately 159 million Internet users worldwide at the end of 1998 and that the number of users will grow to approximately 510 million by the end of 2003. The increased availability of compelling media content on the Internet has enabled the Internet to compete with traditional media such as television and radio for the attention of consumers and serve as an effective channel for marketing goods and services.

   The PC is the primary means by which consumers access the Internet. According to IDC, PCs accounted for approximately 94% of the access devices connected to the Internet in the United States during 1998. We believe that PCs and other devices that offer an architecture sufficiently flexible to run most applications and accommodate frequently changing Internet technologies are ideally suited for accessing the Internet because they provide consumers with an affordable, media-rich Internet experience. In addition, many of the most popular PC software applications, such as those used for personal finance, games and education, have been enhanced through the addition of Internet-enabled features.

   We belive, the price of PCs had historically been a limiting factor to broad penetration of the consumer market. This factor was dramatically reduced in November 1998 when we introduced the first branded sub-$400 PC sold through U.S. retailers. In July 1999, Microsoft, Prodigy and America Online introduced rebates of up to $400 when PC buyers entered into multi-year contracts for Internet access, or ISP rebates. The

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combination of these low-priced PCs and ISP rebates reduced the effective up-
front cost of accessing the Internet with a PC to as low as zero. This has contributed to a dramatic increase in the number of PCs sold with Internet access.

   The significant increase in sales of PCs priced at less than $600 precipitated market share consolidation in the retail PC industry. According to Ziff Davis' Info Beads, sales of sub-$600 PCs increased as a percentage of the total retail market from 5% in March 1999 to 41% in July 1999. Several retail PC vendors were unable to compete successfully at these prices primarily due to the need for economies of scale in both production and component costs, component shortages and limited retail shelf space. This led to a significant increase in market share amongst the top three providers of retail PCs. According to PC Data, retail/mail order sales for desktop computers by Compaq, Hewlett-Packard and eMachines combined represents 79% unit volume for December 1999.

   The increase in the number of people with Internet access that was enabled by the proliferation of lower-priced PCs has fueled the growth of Internet shopping, or e-commerce. An October 1999 Dataquest survey indicated that 52% of Internet users have made at least one Internet purchase. Recent data continues to illustrate the increasing use of the Internet for e-commerce. A study conducted by Shop.org, an Internet retailers' organization, and the Boston Consulting Group estimates that total Internet retail sales increased from $14.9 billion in 1998 to $36.6 billion in 1999.

   To take advantage of this large and increasingly active commercial audience, companies are accelerating the deployment of marketing initiatives aimed at Internet users. Many companies have established Web sites to market or sell products and services over the Internet. The growth of competition on the Internet, however, has increased the costs of acquiring and retaining consumers. For example, customer acquisition costs among online brokerage competitors during 1999 ran as high as $500, according to the New York Times. In addition, major Internet service providers, such as America Online and Microsoft Network, have recently been paying up to $400 per customer to attract PC buyers through popular rebate programs. Companies continue to invest heavily in advertising and marketing programs to differentiate their services and establish brand loyalty that will transcend price competition.

   Today, companies are using Internet and traditional advertising in order to build their Internet brands. In 1998, according to Jupiter Communications, companies in the United States spent a total of $160 billion in advertising, of which and $2.1 billion was spent in Internet advertising. Currently, large aggregated audiences make Internet portals one of the predominant channels of Internet advertising. Internet portals are Web sites or online services that offer a broad array of resources and services, including Web searching and links to other Web sites. Advertisers are increasingly questioning the efficiency of this channel. Because the leading portals attract a large percentage of the Internet population, demand, and consequently prices, for key ad slots is high. In addition, we believe that a large portion of the leading portals' audience consists of long-term Internet users who have already established Internet purchasing brand loyalties. Finally, like traditional advertising, Internet advertising has been limited in its ability to target a specific audience.

   These inefficiencies are prompting companies to search for better Internet advertising solutions. According to a November 1999 Jupiter Communications report, the key to acquiring new users is "grabbing their attention and loyalty as early as possible. As a result, the computer and its components (i.e., the keyboard, mouse and desktop) have become the new prime real estate." A new solution is needed to enable Internet advertisers and e-commerce providers to cost-effectively connect with consumers who do not have pre-existing Internet brand loyalties.

The eMachines Solution

   We combine the distribution of affordable PCs with the delivery of Internet marketing programs, including keyboards that provide one-touch access to selected Web sites and other Internet resources, desktop software

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


and promotional materials packaged with our PCs. Our integrated computing and Internet offering is designed to enable consumers to easily gain access to and use the Internet and allow us to enable advertisers to cost-effectively reach a significant base of first-time PC buyers. Our Internet marketing programs are designed to enable advertisers to continuously communicate with our growing base of consumers. Our two-way client-server software is designed to allow us to automatically deliver updated marketing offers, system software upgrades and provide other useful functions. This tightly integrated offering effectively replicates the most desirable features of popular Web-based portals in the PC hardware and desktop software markets, providing benefits to both advertisers and consumers.

 Benefits to Consumers

   Our solution offers consumers the following benefits:

   High-quality, low-priced PCs. We are the leading provider of PCs in the $399-$599 price range (after product rebates), making PCs and the Internet experience affordable to a broader spectrum of consumers. Due to our unit volume and because of our established relationships with national retailers and our low-cost, outsourced business model, we have been able to consistently offer high-quality PCs at attractive prices and configurations. In 1999, our products won prestigious awards in the low-priced desktop PC category, including PC Computing's Most Valuable Product (MVP), Windows Magazine's "WinList 100" and the CNET.com Editors' Choice award.

   Easy access to the Internet. We offer consumers a variety of Internet access options, including AOL Classic, CompuServe 2000 with rebates up to $400 for multi-year service contracts, and our e-machines.net service--all pre-installed for easy activation. In addition, through our retail partners, rebates of up to $400 are available on our PCs in connection with MSN, Prodigy and other major Internet access service providers.

   An enhanced Internet experience. We enhance our PC hardware and software to eliminate the need for consumers to navigate through portals and search engine Web pages. These enhancements include:

  . Our Internet keyboard. Our eBoard improves upon typical portal functions by offering one-touch access to popular content categories such as shopping, travel and finance, and selected Web sites.

  . Our desktop client software. Our desktop client software encourages and facilitates Internet navigation with e-commerce, content and informational links organized for easy one- and two-click access, a multi-engine search box and a tray of "touch-tiles" from which users can choose. This surfing assistant also permits the delivery of banner ads targeted to users' interests. In addition, our desktop client software is designed to continuously provide consumers with customer support information and periodic updates to system and utilities software.

  . Exclusive offers. In addition to promotional offers packaged with our PCs, we provide a variety of exclusive Web-based and e-mail offers to our consumers that they can use for discounts on various Internet products and services.

 Benefits to Advertisers

   Our solution provides advertisers the following benefits:

   Direct link to a large number of first-time PC buyers. Since November 1998, we have sold over two million PCs, of which approximately 960,000 were to first-time buyers. We believe first-time buyers present significant opportunities for Internet advertisers since it is likely they have not yet established their Internet brand loyalties. Our solution enables our advertisers to reach a growing base of Internet users at their first point of contact, the PC.

   Multiple integrated advertising programs. We offer a full suite of advertising and marketing opportunities for e-commerce providers to communicate offers to consumers. These include:

  . Direct-access keyboard keys--allowing one-touch access to an advertiser's Web site;

  . Desktop icons--providing on-screen, branded, click-based links to sponsors' content;

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

  .  Pre-loaded software applications;

  . Printed or electronic brochures, coupons and other merchandise or service offers packaged with our PCs;

  . Desktop banner advertising--delivered through our desktop client software; and

  . Targeted e-mail--enabling advertisers to reach consumers who have requested offers relating to their specified areas of interest.

Our solution allows Internet advertisers to combine these delivery methods into a powerful way to reach consumers. For example, an Internet brokerage firm might provide a link to its Web site, an in-box brochure and a preloaded commercial, supported by an e-mail campaign--a combination that has the potential to dramatically increase the impact of the offer.

   Continuous access to the consumer. Our Internet marketing solution is designed to allow advertisers to continuously communicate with consumers. Our two-way client-server desktop software is designed to allow us to automatically deliver updated marketing offers, system software upgrades and other consumer utilities when a consumer connects with the Internet. Branded keyboard keys and desktop icons allow continuous visibility of an advertiser's brand and message whether or not the user is on the Internet. In addition, we offer our advertisers the opportunity to reach our users through targeted e-mail campaigns. Taken together, these programs allow us to provide advertisers with the opportunity to update and enhance their message and communicate with the same group of consumers over a long period of time.

The eMachines Strategy

   We plan to leverage our strong relationship with consumers, key retailers and Internet advertisers to increase PC sales and generate significant recurring Internet revenue. Our strategy includes the following core elements:

   Increase penetration of the consumer market. We intend to increase our market share by continuing to offer low-priced, high-quality integrated computing and Internet solutions, continuing to drive down consumer price points as they become cost effective. We plan to expand our penetration of the retail space by continuing to work with retailers, America Online and other Internet service providers to continue programs designed to significantly reduce the effective, up-front price of our PCs to the consumer when a PC buyer subscribes to Internet access services. We believe that our economies of scale, low-cost business model and recurring Internet revenue create significant competitive barriers to entry in the retail PC market, particularly at lower PC price points. We believe that our hot-key enabled keyboard, desktop software and targeted exclusive marketing offers, combined with our low-priced PCs, will increase consumer purchases of our PCs and Internet-related recurring revenue.

   Use low-cost PC business to cost-effectively acquire Internet consumers. We intend to use our low-cost PC business to cost-effectively acquire Internet consumers who will provide us with an opportunity to generate growing recurring revenue from Internet advertisers. This provides us with a significant competitive advantage over other Internet companies whose business strategy requires them to incur substantial up-front costs to acquire Internet consumers. Our PC business model allows us to offer high-quality, low-priced PCs by outsourcing to established industry providers most of our major operating and manufacturing functions, including system assembly, warehouse labor, distribution, research and development, product design, warranty and customer support. We intend to maintain low PC distribution, sales, marketing and administrative costs by continuing to distribute and advertise our PC products primarily through a limited number of large retailers.

   Enhance recurring Internet revenue opportunities. We intend to aggressively pursue recurring revenue-generating opportunities. These include Internet service payments, e-commerce and Web-based advertising. We are creating a series of desktop client software programs designed to provide consumers with a wide variety of useful functionality with minimal invasiveness to encourage access to selected e-commerce sites from which

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we will receive marketing payments and sales commissions. These programs will be intentionally "ISP-agnostic"--meaning consumers can use them and we receive Internet revenue no matter which Internet service provider they choose, enabling us to have a direct and continuing relationship with our PC buyers who choose AOL Classic, CompuServe 2000, MSN, e-machines.net or any other service provider. We also intend to further enhance our Internet revenues by introducing a keyboard with 19 more buttons than a standard keyboard in the second quarter of 2000, which buttons will be available to sell or "rent" to Internet advertisers.

   Leverage our established brand to broaden our product family. We intend to leverage our brand and strong distribution channels to:

  . Broaden our PC line. We are expanding our market position from being the leading brand in sub-$600 PCs to being a leading supplier of high value PCs at a broader range of price points. For example, in October 1999, we introduced the eMonster 500 at $899, delivering the first 500 Mhz Pentium III, DVD-equipped desktop PC for under $1,000. In December, we also introduced the eSlate 400, one of the first sub-$1,000 notebook PCs offered through major U.S. retailers. In the fourth quarter of 1999, approximately 24% of our total units sold were at or above $799 (after product rebates). When appropriate, we intend to introduce new, high-value products at varying price points.

  . Introduce Internet appliances. We intend to develop and introduce various Internet appliance products. Internet appliances offer a natural downward extension of our low-priced PC offerings, providing us with similar types of Internet revenue opportunities, including both advertising and Internet service provider revenue sharing.

  . Introduce Internet-connected peripheral products. We intend to develop and introduce PC-related products, such as MP3 players, that download content from the Internet. By distributing these products, we intend to install advertising client software programs on the PCs that host these Internet-connected devices, thereby expanding our recurring revenue opportunities.

   Leverage the retail channel. We intend to continue to strengthen our strategic relationships with leading retailers to capture and retain prime shelf space. We believe that by distributing our products through retailers, we can continue to increase awareness of our brand at a relatively low cost to us, thereby efficiently reaching millions of potential PC buyers and Internet users. For the year ended December 31, 1999, sales of PCs and monitors to our four largest retail customers--Office Depot, Best Buy, Circuit City and MicroCenter--accounted for approximately 68% of our gross revenues. We will continue to sell our products through leading retailers to benefit from their marketing campaigns that feature our products nationwide in television, radio, newspaper, magazine and catalog advertisements. We believe we are an attractive partner to leading retailers because our low-priced, high-quality PCs and integrated Internet offerings drive high sales volumes that, in turn, provide significant profit opportunities to retailers.

   Furthermore, the high desirability of our low-priced PCs as Internet access devices combines well with retailers' recent strategic alliances with Internet service providers such as America Online and MSN, which provide additional incentives to the retailers to sell Internet-connected products. We believe our relationships with these retailers enable us to quickly introduce updated system configurations, new products and merchandising programs on a national basis. The retail channel also enables us to effectively target first-time PC buyers who typically do not purchase through mail order or Internet channels.

Products and Services

   PC and monitor products. We currently offer our eTower line of Intel Celeron based value priced PCs at retail prices ranging from $399 to $699 (after product rebates). We also currently offer our Intel Pentium III based eMonster line of high performance PCs at retail prices ranging from $899 to $1,099 (after product rebates). Each PC comes with pre-installed software, including Windows 98, selected software applications, our own desktop client software and other utilities, and is Internet ready. In August 1999, we introduced the eOne PC, an integrated single-piece PC and monitor based on the Windows-Intel architecture for $799 (after product rebates). In December 1999, we also introduced the eSlate400, one of the first sub-$1,000 notebook PCs

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offered through major U.S. retailers. We update our PC configurations when appropriate to accommodate the introduction of new components and sub-systems that we believe our PC buyers will find attractive. We also offer 15-inch monitors for $149, 17-inch monitors for $239 and 19-inch monitors for $349.

   Keyboard and desktop client software offerings. Using a combination of proprietary and licensed technology, we have developed Internet aides that allow consumers to reach selected Web sites through one-touch access keys on our keyboards and desktop client software programs.

  . eBoard. Our Internet-enhanced keyboard offers six more buttons than a standard keyboard that provide one-touch access to selected Web sites. We call the extra keys eKeys. In addition, we have developed and expect to ship in the second quarter of 2000 an enhanced keyboard featuring 19 eKeys. eKeys direct users to Internet resources in categories such as travel, shopping, banking, finance, auctions, chat and entertainment, among others, providing functionality similar to that of an Internet portal. Sponsors' color logos may also appear on the eBoard in a removable label strip above the eKeys. With the touch of one eKey, which is under the control of our servers, the PC will initiate a browser window and take the user directly to a selected sponsor's site or resource index. We can redirect the eKeys to new destination sites as we add or change advertisers.

  . eWare. eWare is a slim on-screen toolbar that encourages and facilitates Internet navigation. Our current version includes 160 e-commerce links in its eShop menu, 240 content/informational links in its eSurf menu, a multi-engine search box and tray of "touch-tiles" from which users can choose. The touch-tiles are small logos that link directly to sponsored Web sites. The user may "drag and drop" the tiles the user chooses from the eShop and eSurf menus into a tray that remains on-screen unless closed. eWare also currently supports one rotating banner ad that offers special deals available only to eWare users. In keeping with the slim format of the application, the banner is a 468x60 pixel advertisement scaled down 75%, making eWare one of the least intrusive advertising-sponsored desktop applications available today.

  . Two-way desktop client software. A key element of our plan is to create an ongoing relationship with the consumer through two-way desktop client software that is being developed by the programmers that we acquired as a result of the FreePC acquisition. This software is being designed to reside on a user's PC and interact with our servers on a regular basis unless disabled by the user.

   Internet access services. We offer consumers a variety of Internet access options, including AOL Classic, CompuServe 2000 (with rebates up to $400 for multi-year service contracts), and our e-machines.net service--all pre-installed for easy activation.

  . America Online. In June 1999, we entered into a marketing agreement with America Online under which it will provide rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain an ISP rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time for a stated monthly fee. In addition to the rebate provisions, the marketing agreement also provides that we will include America Online's software on our PCs. America Online will pay us recurring revenue or a one-time fee depending on which service or plan a PC buyer elects.

  . e-machines.net. The vast majority of our consumers either have pre-established Internet service provider relationships or have purchased their PC in conjunction with an ISP rebate offer from America Online, MSN or Prodigy. To meet the needs of the remaining consumers, we offer our private-label Internet access service, e-machines.net. We have entered into an Internet service provider agreement with UUNET to provide our program on a nationwide basis.

Technology

   Underlying our keyboard and desktop client software offerings are a number of licensed and proprietary technologies developed by our Internet research and development team. These technologies have been designed to provide an integrated computing and Internet experience to our consumers. Technologies supporting our current offerings include:

  . Client content caching. Advertising and other content that is delivered to the desktop is stored in the client content cache. This allows the user to interact with Internet content and advertising even when the computer is no longer connected to the Internet.

  . Logging/monitoring tools. With a user's permission, our logging and monitoring technology collects and analyzes the user's Internet access patterns. This proprietary technology uploads the data that it collects at the desktop to our servers via the Internet. We have developed scalable technology to parallel process this data using our servers.

  . PC system maintenance and upgrades. Our system updating technology is designed to allow us to detect the software configuration on our products and automatically deliver new software upgrades to and perform maintenance on the device.

  . Server architecture. We use high-capacity redundant servers that are designed to be fault-tolerant. Our servers use open source software such as Apache, Perl, and Linux so that we can quickly integrate new functionality into our existing server systems using standard applications. Our servers are hosted at a third-party facility in Sunnyvale, California, which provides redundant communications lines and emergency power backup. We closely monitor our servers to maintain 24 hours a day, seven days a week availability.

  . Advertising optimization technology. Our proprietary advertising optimization technology is designed to maximize our advertising sales by allowing us to match advertising content delivery with consumers' preferences, increasing effectiveness and consumer usage.

Research and Development

   We have assembled a team of technology professionals to develop new Internet-related technologies as well as enhancements to our current Internet-related products and services. We have focused our research and development efforts on increasing the performance and scalability of our eBoard, eWare and two-way desktop client software. As of January 31, 2000, our Internet development team consisted of 17 technology professionals. These professionals are divided into client, server, data management and quality assurance teams that work together to develop our Internet marketing programs. The client team consists of developers who are experienced in Windows technologies such as MFC and C++, Internet Explorer, Netscape and ActiveX/COM. The server team concentrates on Linux technologies such as Apache, Perl, C, CGI and HTML. The data management team consists of personnel who specialize in database design, development, and administration and data storage. The quality assurance team consists of specialists who seek to ensure that our information systems products and services meet our standards and end-user requirements. Most of our Internet developers have technical degrees from nationally-recognized colleges and universities. We are seeking to hire additional skilled technology professionals for research and development. If we encounter delays in hiring, our business operating results and financial conditions could be significantly harmed.

   The success of our future research and development efforts depends on a number of factors, including our ability to identify emerging technological trends in our target markets, develop and maintain competitive products, enhance our products by adding innovative features that differentiate our products from those of competitors, bring products to market on a timely basis at competitive prices, properly identify target markets and respond effectively to new technological changes of new product announcements by others.

Intellectual Property Rights

   Our success and ability to compete are dependent upon our technology and intellectual property. Although we rely on copyright, trade secret and trademark law to protect our technology and intellectual property, we believe that factors such as the technological and creative skills of our personnel, new products and services and frequent service enhancements are more essential to establishing and maintaining an intellectual property leadership position. e-machines is our registered trademark in the United States. We have one U.S. patent application pending and various U.S. trademark applications pending including eMachines, the "e" logo, eBoard, eMonster and eTower. We have filed for trademark protection for the mark "eMachines" and our "e" logo in the European Communities, the United Kingdom, Japan, Taiwan, China, Canada, Brazil and Mexico.

   We generally enter into confidentiality agreements with our employees and consultants. Our confidentiality agreements generally require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

   We collect and use data derived from users of our PCs. This data is intended to be used for advertisement targeting and for predicting advertisement performance. Although we believe that we have the right to use such data, trade secret, copyright or other protection may not be available for such information or others may claim rights to such information. Use of this data creates the potential for claims to be made against us. Such claims could be based on copyright or trademark infringement, invasion of privacy or other legal theories. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

PC Sourcing, Distribution and Customer Service

   Sourcing. We outsource manufacturing of all of our PCs and monitors. TriGem Computer, a Korean company, currently manufactures all of our eTower and eMonster PCs. TriGem Computer is the parent company of TriGem Corporation, a California corporation. TriGem Corporation was one of our founding stockholders and, prior to this offering, owned 23.4% of our outstanding common stock after giving effect to the conversion of all outstanding preferred stock. Korea Data Systems Co., a Korean company, manufactures our eOne PCs, eSlate notebook computers, and, together with the Taiwanese manufacturer Jean Company, all of our monitors. Korea Data Systems Co. is the parent company of Korea Data Systems America. Korea Data Systems was one of our founding stockholders and, prior to this offering, owned 23.1% of our outstanding common stock after giving effect to the conversion of all outstanding preferred stock. TriGem Computer and Korea Data Systems Co. are ISO 9001 certified and Jean Company is ISO 9002 certified. We have no long-term obligation to order, take minimum delivery or purchase at a pre-negotiated price from TriGem Computer, Korea Data Systems Co. or Jean Company.

   Under the terms of the supply agreement that we entered into with TriGem Computer in January 2000, TriGem Computer has agreed to reserve a portion of its manufacturing capacity to meet our supply requirements. In addition to its Korean manufacturing facility, TriGem Computer recently entered into an outsourcing manufacturing agreement for a facility in Xiamen, China, and opened a new facility in Shenyang, China. The Xiamen facility currently has production capacity of approximately 90,000 PC units per month. The Shenyang facility is a final-assembly plant with production capacity of approximately 150,000 PC units per month. TriGem Computer has supplied PCs to Epson, Hewlett-Packard, Nokia Corp., Olivetti S.p.A., Sharp Electronics Corporation, and Sotec. Korea Data Systems Co. has supplied monitors to OEMs, distributors and retailers including Best Buy, Compaq, CompUSA, IBM, Ingram Micro Inc. and Tech Data Corporation.

   We will pay TriGem Computer for its supply and services on a "cost plus" basis, which price shall be adjusted monthly based upon TriGem Computer's then current costs. Pursuant to the agreement, we will place requisitions and purchase orders each month. TriGem Computer is obligated to meet such purchase orders based on the projections we provide to TriGem Computer in our annual plan. Except to the extent that we place requisitions and purchase orders with TriGem Computer we have no obligation to purchase products from TriGem Computer. TriGem Computer has provided several warranties to us, including that all of its products will be free from defects in design, material and workmanship. The term of the agreement is for two years, and automatically renews for one year periods, unless either party provides written notice of its intent to terminate 180 days prior to the expiration of the initial term or any subsequent term.

   Unlike TriGem Computer, Korea Data Systems Co. and Jean Company have no contractual obligation to supply us with PCs and monitors. We are free to change or expand our base of original equipment manufacturer suppliers at any time, and we are currently engaged in such discussions with other suppliers.

   Distribution. We take possession of all manufactured goods at the origin port of loading with the exception of one monitor model. We currently use one steamship line and one freight forwarder to transport the goods from Asia to our distribution center in Irvine. Our main distribution facility has over 85,000 square feet of warehouse space available for cross-dock shipping and receiving. As of January 31, 2000, the distribution center was staffed with 18 full-time employees and approximately 40 temporary employees covering two shifts, Monday through Friday. The distribution center staff is responsible for planning and managing inbound and outbound shipments, special handling of inventory, inventory control, verification of defective returns and refurbishment coordination with TriGem America. Special handling services include: product bundling, labeling, palletization, re-packaging, and parts distribution.

   Two off-site locations are also used during peak periods to maximize overall productivity at the main distribution facility. Outbound transportation for all locations is assigned based on the terms of sale. Transportation routing is based on customer need, shipment weight, and cube dimensions. We are currently using a transportation consulting firm for the majority of shipments with a limited remainder of orders booked directly with carriers.

   Customer Service. In order to maintain low costs, we outsource substantially all technical support related to our PCs and our Internet access service to Sykes, a leading supplier of technical support outsourcing services. We offer technical support services free for 15 days after the first call from our PC buyer seeking assistance. We believe that buyers of our PCs require the most assistance during the first two weeks after they begin using their PC. Following that period, PC buyers who require additional support can choose to enter into an extended service contract or pay for technical support on a per-incident basis until the problem is resolved.

   Under our supply agreement with TriGem Computer, TriGem has agreed to provide warranty and refurbishment services to eMachines. TriGem has warranted that products that it produces shall be free from defects, and has agreed to repair or replace and return, without cost to us or consumers, all defective products returned within the warranty period, which lasts for fifteen months from the date a product is delivered. If the returned products are not defective, TriGem will charge us a service fee. Under the refurbishment provisions of the agreement, we can return to TriGem all products that our retailers return to us. If the returned products are defective, TriGem will provide us with a full credit. TriGem will charge us a fee for each returned product that is found not to be defective.

   Prior to January 24, 1999, the date we entered into the supply agreement with TriGem Computer, we sent all products returned to us to TriGem for refurbishment. If a returned product was determined to be defective, and less than 120 days old, TriGem refurbished and returned the product to us and gave us a credit for a portion of the original invoice price. If a defective product was less than 120 days old, TriGem merely refurbished and returned the product to us. If a returned product was determined not to be defective, TriGem charged us a service fee.

   Additionally, Korea Data Systems Co. and Jean Company have agreed to warrant monitors sold to us for 18 and 36 months, respectively. We offer a 12-month warranty covering defects in materials or workmanship on every PC and monitor we sell.

Sales and Marketing

   Our PC sales and marketing strategy is focused on selling our products and services through leading retailers. In recent years, retailers have attracted fewer PC buyers as a result of the availability of custom configured systems at substantially lower prices from direct vendors such as Dell, Gateway 2000 and Micron Electronics. We believe that the introduction of sub-$600 PCs has increased the number of first-time PC buyers, many of whom viewed high prices as a barrier to PC ownership. Since first-time buyers are less likely to want or need custom configurations and less likely to already have Internet access, the introduction of the sub-$600

PC has also enabled retail stores to re-emerge as significant PC vendors. Our strategy of selling primarily through leading retailers has enabled us to leverage their sales and marketing efforts. As a result, we have been able to establish our brand while maintaining a relatively small sales and marketing organization. As of January 31, 2000, our PC sales and marketing group consisted of five employees.

   Our Internet advertiser sales and marketing personnel that we acquired as a result of the FreePC acquisition focus their attention on attracting top brand advertisers. These advertisers may purchase keyboard buttons and other sponsorships along with on-screen advertisements and periodic e-mail offers that provide us with a recurring revenue stream following the initial purchase of one of our PCs. Our Internet sales and marketing personnel operate out of our headquarters in the Los Angeles area and three regional offices in New York, San Francisco and Chicago. As of January 31, 2000, we had 17 sales professionals and six members in the Internet marketing group.

Competition

   The markets for PCs, Internet devices and Internet advertising are intensely competitive, evolving and subject to rapid technological change. These markets are characterized by an increasing number of entrants. We compete for users, and consequently for potential electronic commerce and advertising revenue, directly or indirectly, with the following categories of competitors:

  . vendors of personal computers, such as Apple, Compaq, Dell, Gateway, Hewlett-Packard and IBM;

  . vendors of stand-alone Internet appliances, such as InfoGear, Netpliance and WebTV;

  . Internet service providers, such as America Online, EarthLink, Mindspring, Microsoft and NetZero;

  .  Internet portals, such as Excite@Home, Lycos and Yahoo!; and

  . providers of Internet advertising services, such as 24/7 Media, DoubleClick and Engage Technologies.

   The Internet devices industry is highly competitive, and we expect this competition to continue. The primary competitive factors determining success in the market for Internet devices include price, quality, brand and distribution. We expect pricing pressures in the PC market to continue, particularly as a result of the introduction of a variety of product rebate programs that include Internet access with the purchase of an Internet device. Additionally, traditional PC vendors may reduce their prices to compete with us at our price points or offer additional services. There are relatively few barriers preventing our competitors from capitalizing on the convergence of the PC and Internet markets. As a result, new integrated computing and Internet services offerings pose a threat to our business.

   The Internet access services market is also highly competitive, and we expect competition in this market to increase significantly. The primary competitive factors determining success in the market for Internet users include a reputation of reliable service, effective customer support, pricing, easy-to-use software, geographic coverage and scope of services. This market is new and subject to rapid change, including the introduction of new technologies, price declines and well-funded promotional campaigns. In addition to offering our own Internet access service, we actively support the customer acquisition and retention efforts of America Online, from which we receive registration bounties and/or ongoing revenues. Potential competitors to these companies include established and new Internet service providers, national telecommunications companies, regional Bell operating companies, competitive local exchange carriers, online cable services, alternative e-commerce Internet advertising vendors and potential new entrants to the Internet services market such as computer hardware vendors or computer retailers. A shift in market share away from our partners could negatively affect our revenues.

   The Internet advertising market is highly competitive as well, and we expect competition in this market to increase significantly. The primary competitive factors determining success in the market for advertising customers include the size and demographic profile of a user base, the ability to target users based on specific demographic criteria, pricing, geographic coverage and the effectiveness of the sales force. We believe we have a competitive advantage in all of these areas because of our widespread distribution, our growing customer base, and our ability to target marketing offers based on a close relationship with our customers established from the point of sale of the PC. Companies competing for advertising and marketing expenditures, however, may develop increasingly sophisticated technologies and provide compelling alternatives that could pose a threat to our revenues.

   The consolidation of existing competitors, new entrants to the PC and Internet service markets or alliances between PC vendors and Internet service providers may result in greater competition for us. In addition to America Online, some of our current or future strategic partners may become our competitors. Competition is likely to remain intense as large, diversified telecommunications and media companies acquire Internet service providers, as Internet service providers and PC vendors merge and as Internet service providers consolidate.

   Most of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a substantially larger installed base of customers than we do. In addition, many of our competitors have nationally known brands or well-established relationships and have extensive knowledge of our industry. Moreover, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address consumer needs or to combine hardware product and service offerings. The introduction of low-priced PCs combined with the brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

Customers and Markets

   Our customers include computer retailers as well as Internet advertisers.

   Retailers. We currently sell our products to leading retailers, catalog and on-line merchandisers in the United States and Canada. Our customer list includes:

   America Online                Fry's Electronics                      Navy Exchange
   Best Buy                      Future Shop                            Nexcom
   BJ's Wholesale Club           Hand Technologies                      Office Depot
   BrandsMart                    Ingram Micro                           Onsale, Inc.
   Circuit City                  Insight                                Outpost.com
   CompUSA                       J&R Computer World                     QVC
   Costco                        Marine Corps.                          Sears
   Creative Computers            Merisel Canada                         Staples
   Cyberian Outpost              MicroCenter                            TigerDirect
   Damark International          MicroWarehouse                         Value America
   Fingerhut                     Nationwide Electronics                 Walmart

   For the year ended December 31, 1999, approximately 68% of our gross revenues were from sales of PCs and monitors to our four largest retail customers. Sales to Best Buy represented 21% of our gross revenues for the year ended December 31, 1999. Further, sales to Office Depot and Circuit City each represented 20% of our gross revenues for the year ended December 31, 1999. This concentration of sales allows us to maintain a low-cost infrastructure while establishing preferred vendor status with large leading retailers. We intend to continue to sell the majority of our PCs and monitors to a limited number of large retailers for the foreseeable future.

   Advertisers. Our development of customer relationships with advertisers is currently in its early stages. Since our acquisition of FreePC in January 2000, we have signed advertising agreements with USBancshares.com, eBay, Amazon.com and GoTo.com for our hot-key enabled keyboards. In addition, we are taking advantage of the numerous advertiser relationships cultivated by FreePC prior to the acquisition. We are in discussions with a wide variety of these companies and others about opportunities to reach consumers via our direct access keyboard keys, eWare and two-way client server software.

Facilities

   Our principal executive and distribution facilities are located in Irvine, California. We lease approximately 147,000 square feet at this facility pursuant to a lease that expires in 2004, unless terminated earlier or extended as described below. Under the terms of the lease, we make monthly payments of approximately $84,000, increasing to approximately $97,000 over the term of the lease. We have an option to extend the term of the lease for an additional 60-month period. We sublease approximately 48,000 square feet of these facilities, pursuant to a verbal agreement, to TriGem America for monthly payments of approximately $27,000, increasing to approximately $32,000 over the term of the sublease. TriGem America uses this space to refurbish our returned PCs.

   Our principal Internet advertising office is located in Pasadena, California. We lease approximately 19,000 square feet at this facility pursuant to an agreement with Bill Gross' idealab!, one of our principal stockholders, and we have a right of first offer to lease an additional 9,905 square feet at this location. The initial term of the agreement is for one year commencing in June 1999, with an option to extend for up to four additional one-year terms. We also lease space in New York and San Francisco to support our Internet advertising sales efforts.

Legal Proceedings

   In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We filed a response in September 1999, seeking declaratory judgment of noninfringement and invalidity of Compaq's patents and asserting counterclaims against Compaq that included false and misleading advertising under the Lanham Act, business disparagement and unfair competition under Texas common law. The case is currently in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict and we cannot assure you that the results of this litigation would not result in our business being significantly harmed, particularly if it affects production of our PCs.

   Packard Bell filed a complaint on October 6, 1999 in Federal District Court for the Eastern District of California, alleging patent infringement on Packard Bell patents which it asserts relates to (i) graphics controller, (ii) parallel port controller, and (iii) bus interface of our eTower machine. We filed a response in January 2000 disputing infringement and asserting that the patents at issue are invalid. We are in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Packard Bell will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangement, the results of complex litigation of this sort are inherently uncertain and difficult to predict and we cannot assure you that the results of this litigation would not result in our business being significantly harmed, particularly if it affects production of our PCs.

   In October 1999, David Packard on behalf of a putative nationwide class, filed a complaint against us as a defendant in the U.S. District Court for the Eastern District of Texas based on our alleged sale of defective goods. Essentially identical complaints were filed contemporaneously against Compaq, Hewlett-Packard and

Packard Bell. The complaints claim that a chip in the defendants' respective PC products contains a defect which may cause an error to occur when information is written to a floppy disk. The complaint seeks unspecified monetary damages, injunctive relief and declaratory relief. The lawsuit against us is in the early stages of discovery and we have not yet filed a response. Although we believe that we have meritorious defenses and intend to vigorously defend ourselves in this action, these types of litigation are inherently complex and unpredictable. We cannot assure you that the class action suit will not succeed in obtaining unspecified monetary damages, injunctive and declaratory relief against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, we cannot assure you that the results of this litigation would not result in our business being significantly harmed.

   It is common in the PC manufacturing industry for patent, trademark and other intellectual property claims to be asserted against companies. We receive notices from time to time that our technology allegedly infringes on intellectual property rights held by others. As a result, we may be required to defend legal actions relating to allegedly protected technology. Various other lawsuits, claims and proceedings have been or may be asserted against us, including those related to product liability, intellectual property, environmental, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merit of the claim and could divert management's attention from our business. Moreover, the outcome of litigation cannot be predicted with certainty. Some lawsuits, claims or proceedings may be disposed of unfavorably to us.

Employees

   We operate with a relatively small number of employees, significantly reducing our fixed cost base. As of January 31, 2000, we employed a total of 162 people, including 23 in Internet sales, five in channel sales and six in marketing . None of our employees are represented by a labor union, and we have no collective bargaining agreements. We consider our relations with our employees to be good.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information with respect to our executive officers and directors as of January 31, 2000.

Name                     Age                          Position
----                     ---                          --------
Stephen A. Dukker.......  47 President, Chief Executive Officer and Director

Steven H. Miller........  44 Vice President, Chief Financial Officer and Secretary

Donald S. La Vigne......  34 Executive Vice President, Strategy and Business Development

Audrey U. Finci.........  42 Executive Vice President, Operations

Steve Chadima...........  49 Vice President, Marketing

James Weissenborn.......  36 Vice President, Advertising Sales

Hong Soon Lee...........  39 Chairman of the Board

Michael Hong............  38 Director

Lap Shun Hui (2)........  44 Director

Bill Gross..............  41 Director

Jung Koh................  46 Director

Nathan Morton (1)(2)....  51 Director

C. Toms Newby, III
 (1)(2).................  32 Director

---------------------
(1) Member of the audit committee.
(2) Member of the compensation committee.

   Stephen A. Dukker has served as our President, Chief Executive Officer and a member of our board of directors since founding us in September 1998. From October 1997 through August 1998, Mr. Dukker was Senior Vice President of Merchandising and Operations of Computer City. Prior to that, Mr. Dukker was President of OPTi, a manufacturer of PC multimedia and core logic semiconductors, from January 1995 through September 1997. From May 1994 through October 1994, Mr. Dukker was President of Videologic, Inc., a United Kingdom-based designer and manufacturer of semiconductors and videocards. Mr. Dukker currently serves on the board of directors of OPTi and Digital Persona. Mr. Dukker attended the University of Chicago.

   Steven H. Miller has served as our Vice President, Chief Financial Officer and Secretary since June 1999. Mr. Miller was employed by Ingram Micro, Inc., a wholesale distributor of technology products and services, from May 1992 through May 1999, most recently as Vice President and Controller. Mr. Miller is a CPA and received a B.A. in Economics from the University of California, Santa Barbara.

   Donald S. La Vigne has served as our Executive Vice President, Strategy and Business Development since January 2000. Mr. La Vigne was the Chief Executive Officer and President of FreePC, Inc. from its founding in February 1999 until we acquired FreePC. Prior to that, from February 1997 to January 1999, Mr. La Vigne was the founder and President of Stanton Capital, a private investment firm. From April 1994 to January 1997, Mr. La Vigne was with Esprit de Corp., a global apparel and retail company, as its head of the Executive Committee and interim Chief Executive Officer of its U.S. operations. Prior to Esprit, Mr. La Vigne was an investment banker with Hambrecht & Quist from June 1989 to April 1994. Mr. La Vigne received a B.A. in Government from Harvard College.

   Audrey Finci has served as our Executive Vice President, Operations since January 2000 and had previously held that position at FreePC since October 1999. Prior to that, Ms. Finci was employed by the

Walt Disney Company since September 1988, most recently as the Executive Vice President of Disney Direct Marketing and head of Operations and Technology for Disney Consumer Products, a division of the Walt Disney Company. Ms. Finci is a CPA and received a B.A. from UCLA and an M.B.A. from the University of Southern California.

   Steve Chadima has served as our Vice President, Marketing since January 2000. Mr. Chadima was the Vice President, Marketing for FreePC from March 1999 until we acquired Free PC. From November 1995 to January 1999, Mr. Chadima was the Senior Vice President and General Manager of Connors Communications, Inc., a consumer technology public relations and online marketing firm. Prior to that, Mr. Chadima was with Knowledge Adventure, Inc., an educational software publisher, where he was co-founder and served as Vice President of Marketing from 1990 to November 1995. Mr. Chadima holds a B.A. from the University of California, Irvine, and an M.B.A. from Stanford University.

   James Weissenborn has served as our Vice President, Advertising Sales since January 2000. He held the same position with FreePC from May 1999 until we acquired FreePC. Prior to joining FreePC, Mr. Weissenborn was Vice President of Sales Development and Marketing at Univision, a Hispanic television network, from May 1998 to May 1999. From January 1992 to May 1998, Mr. Weissenborn was Vice President of Sales, Western Region at Comedy Central, a cable television company. Mr. Weissenborn has a B.A. from the University of California, Berkeley.

   Hong Soon Lee has been Chairman of our board of directors since September 1998. Mr. Lee is currently President, Chief Executive Officer and a member of the board of directors of TriGem Computer and has served in various positions at TriGem Computer since June 1994. In addition, Mr. Lee has been a director of TriGem Corporation since July 1997. Mr. Lee received a B.S. from Korea University and a M.S. in Engineering from the Florida Institute of Technology.

   Michael Hong has been a member of our board of directors since January 2000. Mr. Hong also began serving as Executive Vice President and Chief Financial Officer of TriGem Computer in January 2000, where he started in May 1999 as Senior Advisor on financial matters. From January 1995 through May 1999, Mr. Hong served as Vice President of Business Development for North Asia and Country Manager (Korea) at General Electric Capital. Mr. Hong currently serves on the board of directors of Gemini Capital Management LTD. He received a B.A. from Harvard University and an M.B.A. from the Wharton School at the University of Pennsylvania.

   Lap Shun Hui has been a member of our board of directors since September 1998. Mr. Hui is currently President and a member of the board of directors of KDS USA, a position he has held since June 1995. From January 1993 through June 1995, Mr. Hui was Chief Executive Officer of Orchestra Multisystems, a company that was acquired by KDS USA. Mr. Hui received a B.S. in Business from the State University of New York at Buffalo and an M.B.A. from McMaster University, Ontario, Canada.

   Bill Gross has been a member of our board of directors since January 2000. Since March 1996, Mr. Gross has served as Chairman of the Board and President of Bill Gross' idealab!, a company that creates and operates Internet businesses. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., an educational software publisher, which he founded. Mr. Gross serves on the board of directors of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), GoTo.com, Inc., NetZero, Inc. and several other private companies. Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

   Jung Koh has been a member of our board of directors since our formation in September 1998. Mr. Koh also serves as Vice Chairman of Korea Data Systems Co., a position he has held since 1983. In addition, Mr. Koh has been a member of the board of directors of Du Go since 1983. Mr. Koh received a B.A. from Rhode Island College.

   Nathan Morton has been a member of our board of directors since August 1999. Mr. Morton is currently Chairman of both Buildnet, Inc., a provider of e-business, technology, and project management systems for the building industry, and Handtech.com, a retailer of computer and Internet-related products, positions he has held since November 1998. In addition, Mr. Morton currently serves as Chairman of Starpower and as Senior

Partner of Channel Marketing. From July 1997 through September 1998, Mr. Morton was Co-Chairman and Chief Executive Officer of Computer City. Prior to that, Mr. Morton served as President and Chief Executive Officer of Open Environment from March 1994 through February 1996. Mr. Morton has a B.A. from State University of New York at Buffalo.

   C. Toms Newby, III has been a member of our board of directors since August 1999. Mr. Newby joined Technology Crossover Ventures, a venture capital firm, in April 1996 and has been a General Partner since July 1998. From 1994 through April 1996, Mr. Newby was an associate at Montgomery Securities in the Corporate Finance Technology Group. Mr. Newby currently serves on the board of directors of Emerald Solutions, Inc., an Internet and information technology consulting firm. Mr. Newby received a B.S. from the University of North Carolina and an M.B.A. from Stanford University.

Board of Directors

   We currently have authorized eight directors. Our amended and restated bylaws which will be adopted in connection with this offering will authorize nine directors.

 Committees

   Our board of directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Morton and Newby. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee consists of Messrs. Morton, Newby and Hui. The compensation committee reviews the compensation and benefits of our employees and directors and makes recommendations to our board of directors.

 Compensation

   Directors do not receive cash compensation from us for the services they provide as directors, although non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings. In addition, in December 1999 we granted an option to purchase 20,000 shares of our common stock at an exercise price of $3.75 to Nathan Morton, one of our directors.

 Compensation Committee Interlocks and Insider Participation

   Prior to August 1999, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. During that period, Stephen
A. Dukker, our President and Chief Executive Officer, participated as a member of our board of directors in deliberations concerning executive officer compensation. In August 1999, the board formed the compensation committee and appointed Messrs. Morton and Newby as committee members. In December 1999, Mr. Hui was also appointed as a committee member. None of the members of the compensation committee is currently or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Executive Officers

 Compensation

   The following table sets forth the compensation earned during 1999 by our Chief Executive Officer and our other executive officer who earned more than $100,000 during 1999.

                           Summary Compensation Table

                                                                     Long Term
                                                                    Compensation
                                                                    ------------
                                                       Annual
                                                    Compensation     Securities
                                                  -----------------  Underlying
Name and Principal Positions                       Salary   Bonus     Options
----------------------------                      -------- -------- ------------
Stephen A. Dukker................................ $333,646 $699,647   227,897
 President and Chief Executive Officer
Steven Miller.................................... $105,404 $ 35,000   200,000
 Vice President, Chief Financial Officer

 Option Grants in Last Fiscal Year

   The following table sets forth information relating to stock options granted during 1999 to our Chief Executive Officer and the other executive officer named in the Summary Compensation Table above. The option granted to Stephen A. Dukker pursuant to an employment agreement was granted below fair market value, outside of our 1998 stock plan, and was fully-vested. The fair market value was not determined by the board of directors at the time of grant and is implied from the price per share paid by the investors in the Series A preferred stock. The option granted to the other executive officer in the last year was granted under the 1998 stock plan and was granted at a fair market value as determined by the board of directors on the date of grant. The board of directors determined the fair market value based on our financial results and prospects. Of the shares subject to the option, 20% vests and becomes exercisable on the first anniversary of the date of grant, and an additional 20% of the shares subject to the option vests on each anniversary of the date of grant thereafter. The percentage of the total options set forth below is based on an aggregate of 1,035,097 options granted to employees during 1999. The potential realizable values in the table below represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price.

                                          Individual Grants
                         ---------------------------------------------------
                                                                                Potential Realizable Value
                         Number of  % of Total             Fair                 at Assumed Annual Rates of
                         Securities  Options              Market              Stock Appreciation for Option
                         Underlying Granted to Exercise  Value on                          Term
                          Options   Employees  Price Per the Date Expiration --------------------------------
Name                      Granted    in 1999     Share   of Grant    Date        0%         5%        10%
----                     ---------- ---------- --------- -------- ---------- ---------- ---------- ----------
Stephen A. Dukker.......  227,897      21.8%     $1.61    $6.38    8/18/09   $1,087,069 $2,001,471 $3,404,343
Steven H. Miller........  200,000      19.2       3.75     6.38    6/15/09      526,000  1,328,470  2,559,615

 Fiscal Year-End Option Values

   Neither of the executive officers named in the summary compensation table exercised any options during 1999. The following table sets forth information concerning exercisable and unexercisable stock options held by the named executive officers and the value of those options as of December 31, 1999. The value of unexercised in-the-money options is based on an assumed initial offering price of $9.00 per share minus the actual exercise price of the option, multiplied by the number of shares underlying the option.

                        Number of Securities             Value of Unexercised
                       Underlying Unexercised           In-the-Money Options at
                    Options at December 31, 1999           December 31, 1999
                    --------------------------------   -------------------------
Name                 Exercisable      Unexercisable    Exercisable Unexercisable
----                --------------   ---------------   ----------- -------------
Stephen A.
 Dukker...........        227,897               --     $1,684,159          --
Steven H. Miller..            --            200,000           --    $1,050,000

Employment Agreement

   In June 1999, we entered into an employment agreement with Stephen A. Dukker, our President and Chief Executive Officer, which agreement was amended and restated in August 1999. The agreement provides for an annual base salary of $300,000 with a variable bonus. For the period from September 18, 1998 through June 30, 1999, the bonus was equal to $1 for each central processor unit shipped during the period. For the period July 1, 1999 through November 30, 1999, Mr. Dukker's bonus is a fully vested non-forfeitable option to purchase 227,897 shares of our common stock at an exercise price of $1.61 per share. The agreement provides that if we terminate Mr. Dukker's employment without cause, if Mr. Dukker voluntarily terminates his employment after he is relocated without his consent, if his duties or benefits are materially reduced, or if his employment terminates because of death or disability, we must continue to pay his base salary and bonus through the term of the agreement which ends in September 2001. Upon a change of control of eMachines, and unless the acquiror of eMachines assumes Mr. Dukker's employment agreement, Mr. Dukker shall be entitled to payment of his base salary and bonus through the term of the agreement, all of Mr. Dukker's unvested options shall immediately vest and our right to repurchase any restricted stock held by Mr. Dukker shall terminate.

Limitations on Directors' and Officers' Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

   The limitation of a director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification. We intend to obtain and maintain directors' and officers' liability insurance, under which our directors and officers may be indemnified against liability they may incur for serving in their capabilities as directors and officers.

   We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements contain provisions that require us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers.

   We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Stock Plans

 1998 Stock Plan

   Our 1998 stock plan was approved by our board of directors in September 1998. We have reserved a total of 3,200,000 shares of our common stock for issuance under the plan. The plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, including officers and directors, nonemployee directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, this plan will terminate automatically in 2008.

   Our 1998 stock plan is administered by our board of directors and, thus, the board determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

   Options and stock purchase rights granted under our 1998 stock plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee's status as our employee or consultant, or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten-year term. In the case of stock purchase rights, unless the board determines otherwise, the agreement evidencing the grant shall provide that we have a repurchase option exercisable upon the voluntary or involuntary termination of his or her employment for any reason (including death or disability). In this event, the purchase price per share will be equal to the original price and may be paid by cancellation of his or her outstanding indebtedness to us, if any. Our repurchase option shall lapse at a rate determined by the board. The exercise price of any incentive stock options granted under this plan and any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

   Our 1998 stock plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option or right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted, our board shall provide for the optionee to have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be exercisable, for a period of fifteen days from the date of such notice, and the option or stock purchase right will terminate upon the expiration of such period.

   We have submitted an amendment to our 1998 stock plan for approval to our board of directors and our stockholders. If approved, the amendment will increase the number of shares of our common stock reserved for issuance under the plan to 5,000,000 and extend the termination of the plan to 2010.

 FreePC 1999 Stock Plan and Guide.com 1998 Stock Plan

   In connection with the FreePC acquisition, we assumed all outstanding options issued under the FreePC 1999 stock plan as of January 14, 2000. These assumed options became options to purchase an aggregate of 2,746,571 shares of our common stock and warrants to purchase 1,177,052 shares of our common stock. All material terms of the FreePC options are the same as the terms of our 1998 stock plan described above.

   In connection with FreePC's merger with Guide.com, FreePC had assumed all outstanding options issued under the Guide.com 1998 stock plan as of March 4, 1999. We also assumed these options when we acquired FreePC. These assumed options became options exercisable for an aggregate of 144,704 shares of our common stock and warrants to purchase 62,015 shares of our common stock. All material terms of the Guide.com options are the same as the terms of our 1998 stock plan described above.

 2000 Employee Stock Purchase Plan

   Our 2000 employee stock purchase plan has been submitted to our board of directors and stockholders for approval upon the terms described below. If approved a total of 300,000 shares of common stock will be reserved for issuance under our 2000 purchase plan, plus annual increases equal to the lesser of 300,000 shares, 1% of the outstanding shares on such date, or a lesser amount determined by our board.

   Our 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and Nov. 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before April 30, 2002.

   Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock or holds outstanding options possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year, may be not be granted an option to purchase stock under our 2000 purchase plan. Our 2000 purchase plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 5,000 shares.

   Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 purchase plan is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

   Rights granted under the 2000 purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 purchase plan. The 2000 purchase plan provides that, in the event of our merger with or into another corporation or a proposed sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. Our 2000 purchase plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 purchase plan.

                           RELATED PARTY TRANSACTIONS

Relationship with TriGem Computer, TriGem Corporation, TriGem America, Korea Data Systems Co., Korea Data Systems America and KDS USA

   TriGem Computer, a Korean company, is the parent company of TriGem Corporation, a California corporation. TriGem Corporation was one of our founding stockholders and prior to this offering TriGem Corporation owned 23.4% of our outstanding common stock after giving effect to the conversion of all outstanding preferred stock. Hong Soon Lee, Chairman of our board of directors and one of our stockholders, is also the President, Chief Executive Officer and a member of the board of directors of TriGem Computer and a director of TriGem Corporation. Michael Hong, a member of our board of directors, is also Chief Financial Officer for TriGem Computer.

   Korea Data Systems Co., a Korean company, is the parent company of Korea Data Systems America. Korea Data Systems America was one of our founding stockholders and prior to this offering Korea Data Systems America owned 23.1% of our outstanding common stock after giving effect to the conversion of all outstanding preferred stock. Jung Koh, a member of our board of directors and one of our stockholders also serves as Vice Chairman of Korea Data Systems Co.

   We have entered into a number of agreements, both written and verbal, with TriGem Computer, TriGem Corporation, TriGem America, Korea Data Systems Co., Korea Data Systems America and KDS USA. These agreements are described below.

 Trademark Assignment

   Under an agreement entered into on June 10, 1999 and amended on August 16, 1999, Korea Data Systems America transferred to us the trademark "E-MACHINES" for 419,538 shares of our common stock, which we issued to it on August 18, 1999. We agreed to license back to Korea Data Systems America use of the trademark solely in the Republic of Korea.

 Lease

   We lease approximately 147,000 square feet of office and warehouse space located at 14350 Myford Road, Irvine, California from the Irvine Company under a written lease entered into on November 30, 1998. Our monthly rent is approximately $84,000 subject to annual increases that will increase our rent in the fifth year of the lease to approximately $97,000. The lease terminates in 2004, subject to our right to extend the term. Our performance under the lease is guaranteed by Korea Data Systems America. Pursuant to a verbal agreement, we sublease approximately 48,000 square feet of this space to TriGem America, a subsidiary of TriGem Computer, for a monthly rental of approximately $27,000 increasing to approximately $32,000 over the term of the sublease.

 Subordinated Notes

   In connection with our initial capitalization, we issued a subordinated note payable to TriGem Corporation in the amount of $270,000 and a subordinated note payable to Korea Data Systems America in the amount of $290,000. See "-- Capitalization Agreements" for a description of our initial capitalization. The subordinated notes bear interest at 5.79% and are due on June 7, 2004. The subordinated notes may be prepaid without penalty at our option.

 Supply of eOne PCs, eSlate Notebook Computers and Monitors

   We currently source all of our eOne PCs, eSlate notebook computers and monitors from KDS USA, a company that is wholly owned by Lap Shun Hui, a member of our board of directors and one of our stockholders. All of the eOne PCs and the eSlate notebook computers and a limited number of our monitors are manufactured by Korea Data Systems Co., and all of our monitors are manufactured by Korea Data Systems

Co. We have no obligation to order, take minimum delivery or purchase at pre-negotiated prices from KDS USA or Korea Data Systems Co. Additionally, KDS USA and Korea Data Systems Co. have no contractual obligation to supply us with PCs and monitors.

 Supply of eTower and eMonster PCs

   On January 24, 2000, we entered into an original design manufacturer agreement with TriGem Computer. Pursuant to the agreement, TriGem Computer has agreed to design, procure and assemble certain computer components, and to provide support for the assembled products. We will pay TriGem Computer for its supply and services on a "cost plus" basis, which price shall be adjusted monthly based upon TriGem Computer's then current costs. Pursuant to the agreement, we will place requisitions and purchase orders each month. TriGem Computer is obligated to meet such purchase orders based on the projections we provide to TriGem Computer in our annual plan. Except to the extent that we place requisitions and purchase orders with TriGem Computer we have no obligation to purchase products from TriGem Computer. TriGem Computer has provided several warranties to us, including that all of its products will be free from defects in design, material and workmanship. The term of the agreement is for two years, and automatically renews for one year periods, unless either party provides written notice of its intent to terminate one hundred and eighty (180) days prior to the expiration of the initial term or any subsequent term.

 Inventory Purchases and Extended Payment Terms

   During the period from inception until December 31, 1998, we purchased an aggregate of approximately $71 million in PCs and monitors from TriGem Corporation and KDS USA. Pursuant to a verbal agreement with TriGem Corporation and Korea Data Systems Co., we financed our inventory purchases by extending payment of our accounts payable up to ninety days. Under a verbal agreement between us, TriGem Corporation, Korea Data Systems Co. and KDS USA, we transferred approximately $58 million of our accounts payable obligations as of December 31, 1998 to KDS USA. Pursuant to a verbal agreement with KDS USA, trade payables are subject to payment terms that allow us ninety days to pay and that provide a discount on PC payables proportional to the number of days that we pay early. The effective interest rate as of June 30, 1999 was a 10% annual rate. During the year ended December 31, 1999, we purchased an aggregate of $805.4 million in PCs and monitors from KDS USA. As of December 31, 1999, approximately $131.9 million in payables were outstanding to KDS USA. In connection with these inventory purchases, approximately $889,000 of finance charges was incurred for the period ended December 31, 1998, and $6.5 million of finance charges were incurred for the year ended December 31, 1999.

 Warranties and PC Repair Service

   Under our original design manufacturer agreement with TriGem Computer, TriGem has agreed to provide warranty and refurbishment services to eMachines. TriGem has warranted that products that it produces shall be free from defects, and has agreed to repair or replace and return, without cost to us or consumers, all defective products returned within the warranty period, which lasts for fifteen months from the date a product is delivered. If the returned products are not defective, TriGem will charge us a service fee. Under the refurbishment provisions of the agreement, we can return to TriGem all products that our retailers return to us. If the returned products are defective, TriGem will provide us with a full credit. TriGem will charge us a fee for each returned product that is found not to be defective.

   Prior to January 24, 1999, the date we entered into the original design manufacturer agreement with TriGem Computer, we sent all products returned to us to TriGem for refurbishment. If a returned product was determined to be defective, and less than 120 days old, TriGem refurbished and returned the product to us and gave us a credit for a portion of the original invoice price. If a defective product was less than 120 days old, TriGem merely refurbished and returned the product to us. If a returned product was determined not to be defective, TriGem charged us a service fee.

   Under verbal agreement, Korea Data Systems Co. warrants its monitors for eighteen months. (parts and labor included).

 Cooperative Advertising Costs

   For the period from inception until December 31, 1998, TriGem Computer agreed to credit us $363,000 for cooperative advertising credits from component suppliers. In July 1999, this amount was offset against amounts due to KDS USA.

 Freight Costs

   For the period from inception until December 31, 1998, TriGem Computer agreed to credit us $173,000 in freight costs for products shipped to us from TriGem Computer. In July 1999, this amount was offset against amounts due to KDS USA.

Capitalization Agreements

   On June 10, 1999, pursuant to agreements reached in September 1998, we issued an aggregate of 77,600,000 shares of our common stock at a price per share of $0.03. Among the purchasers of our common stock were the following officers, directors and stockholders of more than 5% of our outstanding shares, and their immediate family members:

                                                                       Aggregate
                                                            Number of  Purchase
Stockholder                                                   Shares     Price
-----------                                                 ---------- ---------
TriGem Corporation......................................... 29,200,000 $730,000

Korea Data Systems America................................. 28,400,000  710,000

Stephen A. Dukker..........................................  8,000,000  200,000

Chul Chung.................................................  2,400,000   60,000

Jung Koh...................................................  2,400,000   60,000

Hong Soon Lee..............................................  2,400,000   60,000

Hong Sun Lee...............................................  1,600,000   40,000

Lap Shun Hui...............................................  1,600,000   40,000

Dae Soo Koh................................................  1,600,000   40,000

   Hong Sun Lee is Hong Soon Lee's brother and Dae Soo Koh is Jung Koh's brother. Both Hong Sun Lee and Dae Soo Koh were members of our board of directors until August 1999 when they resigned in connection with the Series A preferred stock financing.

   Messrs. Dukker, Chung, Hui, Jung Koh, Dae Soo Koh, Hong Soon Lee and Hong Sun Lee paid for their shares with full recourse promissory notes. Each of the notes matures in June 2004 and bears interest until maturity at 5.79% per year. Each note is secured with the shares issued to each purchaser.

   On June 10, 1999, we also entered into a Shareholders Agreement with the above purchasers of our common stock. This agreement superseded an earlier agreement that had been entered into solely by two of our principal stockholders, TriGem Corporation and Korea Data Systems America, on April 1, 1999. The Shareholders Agreement terminated upon the closing of the sale of our Series A preferred stock in August 1999. When it was in effect, this Agreement provided for board review of significant business decisions, a voting agreement as to election of directors and a buy-sell agreement among TriGem Corporation and Korea Data Systems America. When it was in effect, it also provided for limited preferential supply arrangements with TriGem Computer and Korea Data Systems Co.

Series A Preferred Stock Financing

   On August 18, 1999, we sold an aggregate of 24,279,369 shares of our Series A preferred stock at a price per share of $6.38.

   America Online, a stockholder of more than 5% of our outstanding shares prior to this offering, purchased 7,832,079 shares for an aggregate price of $50 million. C. Toms Newby, III, one of our directors, is a member of Technology Crossover Management III, L.L.C., the general partner of TCV III
(GP), TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P. Entities affiliated with Technology Crossover Management III, L.L.C. purchased 3,602,757 shares for an aggregate price of approximately $23 million.

   In connection with the sale of our Series A preferred stock, we also entered into an Amended and Restated Rights and Restrictions Agreement with the purchasers of our preferred stock and all holders of our common stock. This agreement superseded a Rights and Restrictions Agreement entered into on June 10, 1999 with certain purchasers of our common stock. For a description of the key terms of the Amended and Restated Rights and Restrictions Agreement, see "Description of Capital Stock--Registration Rights".

   Holders of Series A preferred stock have the right, subject to applicable legal or regulatory limitations, to purchase shares in the initial public offering up to an aggregate amount of $10 million. Each holder has the right to elect to purchase a pro-rata share of an amount of shares equal to $10,000,000 divided by the per share public offering price of this offering. A holder's pro-rata share is determined by dividing its shares of Series A preferred stock by the total amount of outstanding Series A preferred stock. Within five days after the date of the preliminary prospectus with respect to the initial public offering, we are required to send to holders a copy of the prospectus and a notice with respect to their right to purchase their pro-rata share. Holders that wish to purchase their pro-rata portion of shares will be required to respond to us within the time period specified in the notice.

Relationship with America Online, Inc.

   In June 1999, we entered into a marketing agreement with America Online under which America Online will provide rebates to our PC buyers to significantly reduce the net effective price of our PCs. To obtain a rebate, our PC buyers must enter into an agreement with America Online to subscribe to America Online's CompuServe Internet access service over a predetermined period of time at a stated monthly fee. In exchange for our distribution and promotion of America Online's software and services, we will share in the payments made by subscribers to America Online for Internet access. The agreement will terminate in 2004 and may be renewed by the parties for an additional five-year term. America Online purchased 2,271,303 shares of our Series A preferred stock on August 18, 1999, and purchased an additional 5,560,776 shares in September 1999 upon receipt of regulatory approval. See "Related Party Transactions-- Series A Preferred Stock Financing." Additionally, we granted America Online a warrant to purchase shares of our common stock at an aggregate exercise price of $3.6 million. This warrant expires five years after the date of grant. The number of shares that may be purchased upon exercise of the warrant is equal to the aggregate exercise price divided by the greater of 1.25 times the initial offering price of our common stock or $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. Upon receipt of regulatory approval, we will issue America Online an additional warrant to purchase shares of common stock at an aggregate exercise price of $8.9 million under the same terms as the earlier warrant. The maximum number of shares that America Online may receive, subject to anti-dilution adjustments, upon exercise of its warrants is 1,566,219.

Employment and Indemnification Agreements

   We have entered into an employment agreement with our President and Chief Executive Officer, Stephen A. Dukker. For a description of the key terms of the employment agreement, see "Management--Employment Agreement."

   In January 2000, we entered into an employment agreement with Donald S. La Vigne, our Executive Vice President, Strategy and Business Development, Audrey
U. Finci, our Executive Vice President, Operations, Steve Chadima, our Vice President, Marketing, and James Weissenborn, our Vice President, Advertising Sales. These employment agreements became effective on January 14, 2000, the date that we acquired FreePC.

   Under Mr. La Vigne's employment agreement, we have agreed to pay Mr. La Vigne an annual base salary of $199,000 and to grant him an option to purchase 250,000 shares of our common stock. The option will vest as to 20% of the shares subject to the option one year after the date of grant, and as to 20% of the shares on each subsequent anniversary of the date of grant, subject to Mr. La Vigne's continued employment with us on each vesting date. In addition, Mr. La Vigne agreed to waive acceleration of vesting as to a portion of his options to purchase Free PC common stock in exchange for our assumption of such options. Upon a change of control of eMachines or an "involuntary termination" of Mr. La Vigne's employment, all of the unvested options and warrants that we issued in exchange for the Free PC options that we assumed will fully vest and be immediately exercisable. If Mr. La Vigne's employment is otherwise terminated he will be eligible for severance benefits in accordance with our established severance policy as then in effect.

   Under Ms. Finci's employment agreement, we have agreed to pay Ms. Finci an annual base salary of $199,000 and to grant her an option to purchase 175,000 shares of our common stock. The option will vest as to 10% of the shares subject to the option six months after the date of grant, as to an additional 10% of the shares one year after the date of grant and as to 20% of the shares on each subsequent anniversary of the date of grant, subject to Ms. Finci's continued employment with us on each vesting date. In addition, Ms. Finci agreed to waive acceleration of vesting as to a portion of her options to purchase Free PC common stock in exchange for our assumption of such options. Upon a change of control of eMachines or an "involuntary termination" of Ms. Finci's employment, all of the unvested options and warrants that we issued in exchange for the Free PC options that we assumed will fully vest and be immediately exercisable. If Ms. Finci's employment is otherwise terminated she will be eligible for severance benefits in accordance with our established severance policy as then in effect.

   Under Mr. Weissenborn's employment agreement, we have agreed to pay Mr. Weissenborn an annual base salary of $160,000, a bonus of $10,000 on the last day of each fiscal quarter if our internet division meets its quarterly budget, and to grant him an option to purchase 125,000 shares of our common stock. The option will vest as to 20% of the shares subject to the option one year after the date of grant, and as to 20% of the shares on each subsequent anniversary of the date of grant, subject to Mr. Weissenborn's continued employment with us on each vesting date. In addition, Mr. Weissenborn agreed to waive acceleration of vesting as to a portion of his options to purchase Free PC common stock in exchange for our assumption of such options. Upon a change of control of eMachines or an "involuntary termination" of Mr. Weissenborn's employment, all of the unvested options and warrants that we issued in exchange for the Free PC options that we assumed will fully vest and be immediately exercisable. If Mr. Weissenborn's employment is otherwise terminated he will be eligible for severance benefits in accordance with our established severance policy as then in effect.

   Under Mr. Chadima's employment agreement, we have agreed to pay Mr. Chadima an annual base salary of $175,000 and to grant him an option to purchase 125,000 shares of our common stock. The option will vest as to 20% of the shares subject to the option one year after the date of grant, and as to 20% of the shares on each subsequent anniversary of the date of grant, subject to Mr. Chadima's continued employment with us on each vesting date. In addition, Mr. Chadima agreed to waive acceleration of vesting as to a portion of his options to purchase Free PC common stock in exchange for our assumption of such options. Upon a change of control of eMachines or an "involuntary termination" of Mr. Chadima's employment, all of the unvested options and warrants that we issued in exchange for the Free PC options that we assumed will fully vest and be immediately exercisable. If Mr. Chadima's employment is otherwise terminated he will be eligible for severance benefits in accordance with our established severance policy as then in effect.

   We have entered into agreements with each of our directors and officers that provide for indemnification. See "Management--Limitations on Directors' and Officers' Liability and Indemnification."

Relationship with Bill Gross' idealab! and its affiliated entities

   Bill Gross, one of our directors, is the managing member of idealab! Holdings, L.L.C., a California limited liability company, and the Chairman and a stockholder of Bill Gross' idealab!. Bill Gross' idealab!, is a member of idealab! Holdings. Bill Gross' idealab! founded FreePC in January 1999. Prior to this offering, idealab! Holdings and related entities owned approximately 14.9% of our outstanding common stock after giving effect to the conversion of all outstanding preferred stock and assuming the exercise of a warrant to purchase shares of common stock.

   Our subsidiary, FreePC, has entered into a number of agreements, both written and verbal, with Bill Gross' idealab! and its affiliated entities. These agreements are described below.

 Lease

   FreePC leases approximately 19,000 square feet of office space in Pasadena, California, pursuant to a written agreement with Bill Gross' idealab! Under the agreement, we have a right to rent an additional 9,905 square feet at this location. The initial term of the agreement is for one year, and FreePC has an option to extend the lease for four additional one-year terms.

 Shared Expenses

   From its inception until July 1999, FreePC shared facilities and received a number of management services, including accounting, payroll processing, access to shared local area computer communications network, and general business insurance from Bill Gross' idealab!. Bill Gross' idealab! charged FreePC a management fee for the use of its facilities and the services provided.

 Advertising Agreements

   FreePC has entered into various advertising agreements with companies that are affiliated with Bill Gross' idealab!. The total revenue generated from such entities during the year ended December 31, 1999 aggregated approximately $218,000.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of January 31, 2000 and as adjusted to reflect the sale of common stock offered hereby by the following:

  . each stockholder known by us to own beneficially more than 5% of our common stock;

  . our President and Chief Executive Officer and the other executive officer named in the Summary Compensation Table;

  .  each member of our board of directors; and

  .  all members of our board of directors and executive officers as a group.

   The percentage ownership in the table below is based on 124,690,425 shares outstanding as of January 31, 2000. The number of shares includes 41,913,255 shares of common stock issuable upon the automatic conversion of our preferred stock upon completion of this offering. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by them, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within sixty days after January 31, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for whom an address is not otherwise indicated is eMachines, Inc., 14350 Myford Road, Suite 100, Irvine, CA 92606.

                                                         Percentage of Shares
                                                              Outstanding
                                                        -----------------------
                                             Number of  Prior to
Name or Group Beneficial Owners                Shares   Offering After Offering
-------------------------------              ---------- -------- --------------
TriGem Corporation.......................... 29,200,000   23.4%       20.2%
 14350 Myford Road
 Irvine, CA 92606

Korea Data Systems America, Inc............. 28,819,538   23.1        19.9
 12300 Edison Way
 Garden Grove, CA 92841

Bill Gross (1).............................. 18,595,363   14.3        12.4
 c/o idealab! Holdings, L.L.C.
 130 W. Union Street
 Pasadena, CA 91103

Entities affiliated with idealab! Holdings,
 L.L.C. (2)................................. 18,595,363   14.3        12.4
 130 W. Union Street
 Pasadena, CA 91103

America Online, Inc.(3).....................  9,398,298    7.4         6.4
 22000 AOL Way
 Dulles, VA 20166

Stephen A. Dukker(4)........................  8,227,897    6.6         5.7

C. Toms Newby, III (5)......................  3,602,757    2.9         2.5
 c/o Technology Crossover Ventures
 575 High Street, Suite 400
 Palo Alto, CA 94301

                                                        Percentage of Shares
                                                             Outstanding
                                                       -----------------------
                                            Number of  Prior to
Name or Group Beneficial Owners               Shares   Offering After Offering
-------------------------------             ---------- -------- --------------
Jung Koh...................................  2,400,000    1.9         1.7
 Korea World Trade Center Bldg., Room #204
 159, Samsung-dong
 Kangnam-gu Seoul, Korea

Hong Soon Lee..............................  2,400,000    1.9         1.7
 45-2 YOIDO
 Youngdeungpo Seoul, Korea

Lap Shun Hui...............................  1,600,000    1.3         1.1
 12350 Edison Way
 Garden Grove, CA 92841

Nathan Morton..............................        --       *           *

Steven H. Miller...........................        --       *           *

All directors and executive officers as a
 group (13 persons) (6).................... 40,453,841   32.4        27.9

---------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes (a) 12,265,514 shares held by idealab! Holdings, L.L.C. and 5,256,651 shares subject to warrants that are exercisable within sixty days of January 31, 2000, (b) 193,933 shares held by idealab! Capital Partners I-A, L.P. and 83,116 shares subject to warrants that are exercisable within sixty days of January 31, 2000 and (c) 557,303 shares held by idealab! Capital Partners I-B, L.P. and 238,846 shares subject to warrants that are exercisable within sixty days of January 31, 2000. Mr. Gross is a managing member of both idealab! Capital Management I, LLC, the general partner of Capital Partners I-A, L.P. and Capital Partners I-B, L.P., and idealab! Holdings, LLC, and as such may be deemed to exercise voting and investment power over the shares held by these entities. Mr. Gross disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(2) Includes (a) 12,265,514 shares held by idealab! Holdings, L.L.C. and 5,256,651 shares subject to warrants that are exercisable within sixty days of January 31, 2000, (b) 193,933 shares held by idealab! Capital Partners I-A, L.P. and 83,116 shares subject to warrants that are exercisable within sixty days of January 31, 2000 and (c) 557,303 shares held by idealab! Capital Partners I-B, L.P. and 238,846 shares subject to warrants that are exercisable within sixty days of January 31, 2000. Mr. Gross is a managing member of both idealab! Capital Management I, LLC, the general partner of Capital Partners I-A, L.P. and Capital Partners I-B, L.P., and idealab! Holdings, LLC, and as such may be deemed to exercise voting and investment power over the shares held by these entities. Mr. Gross disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(3) Includes a maximum of 1,566,219 shares of common stock issuable pursuant to the exercise of warrants at an assumed minimum exercise price of $7.98 per share. See "Description of Capital Stock--Options and Warrants" for a discussion of the exercise price of these warrants.

(4) Includes 227,897 shares subject to options which are exercisable within sixty days of January 31, 2000.

(5) Includes 26,161 shares held by TCV III (GP), 124,263 shares held by TCV III, L.P., 3,302,768 shares held by TCV III (Q), L.P. and 149,565 shares held by TCV III Strategic Partners, L.P. (collectively, the "TCV Funds") over which Mr. Newby has neither voting nor dispositive power and as to which Mr. Newby disclaims beneficial ownership except to the extent of his pecuniary interest in those shares. Mr. Newby is a member of Technology Crossover Management III, L.L.C. ("TCM III"), the general partner of the TCV Funds. Jay C. Hoag and Richard H. Kimball are the sole managing members of TCM III who together have sole investment control with respect to TCM III and, therefore, the TCV Funds. Consequently, TCM

   III and Messrs. Hoag and Kimball may each be deemed to beneficially own all of the shares held by the TCV Funds. TCM III and Messrs. Hoag and Kimball each disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests in those shares. The address for each of these entities is c/o Technology Crossover Ventures, 575 High Street, Suite 400, Palo Alto, California 94301.

(6) Represents shares held by our executive officers, directors and entities affiliated with them. Includes:

  . 227,897 shares subject to options which are exercisable within 60 days of January 31, 2000;

  . 6,425,304 shares issuable upon exercise of outstanding warrants exercisable within 60 days of January 31, 2000;

  . 241,656 shares issuable upon exercise of outstanding warrants exercisable within 60 days of January 31, 2000 subject to our right of repurchase, which lapses over time; and

  . 563,865 shares subject to our right of repurchase, which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, we will be authorized to issue 350,000,000 shares of common stock, $0.0000125 par value per share, and 35,000,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

   As of January 31, 2000, there were 124,690,425 shares of common stock outstanding, assuming the automatic conversion of all outstanding shares of convertible preferred stock into common stock. These shares were held of record by approximately 100 stockholders. There will be 144,690,425 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after January 31, 2000, after giving effect to the sale of our common stock in this offering.

   Dividend Rights. Subject to preferences that may apply to shares of our preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine.

   Voting Rights. Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We do not provide for cumulative voting of directors in our certificate of incorporation.

   No preemptive or similar rights. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to conversion or redemption.

   Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Upon the consummation of this offering, the outstanding shares of Series A, Series B and Series C preferred stock will automatically convert into common stock. Upon completion of this offering, our board will be authorized, without action by the stockholders, to issue 35,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each wholly unissued series and any of its qualifications, limitations or restrictions. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that the holders of common stock will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

   Pursuant to an amended and restated rights and restrictions agreement we entered into in connection with our Series A preferred stock financing and a rights and restrictions agreement entered into in connection with the FreePC acquisition, certain holders of our common stock and all holders of our preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act as described below.

   Demand Registration Rights. At any time after six months following this offering, pursuant to the rights and restrictions agreement we entered into in connection with our Series A preferred stock financing, and at any time after one year following this offering, pursuant to the rights and restrictions agreement we entered into in connection with the FreePC acquisition, the holders of at least 50% of the shares of common stock issuable upon conversion of our preferred stock can request that we register all or a portion of their shares, so long as the total offering price of the shares to the public is at least $15,000,000. We will be required to file only one registration statement in response to their demand registration rights. We may postpone the filing of a registration statement for up to 120 days, in the case of the rights and restrictions agreement we entered into in connection with our Series A preferred stock financing, and up to 180 days in the case of the rights and restrictions agreement we entered into in connection with the FreePC acquisition, once in a twelve-month period if we determine that the filing would not be in the best interests of us and our stockholders.

   Piggyback Registration Rights. If we register any securities for public sale, the holders of the shares of common stock and common stock issuable upon conversion of our preferred stock will have the right to include their shares in the registration statement subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions. However, this right does not apply to a registration statement relating to any of our employee benefit plans or a corporate reorganization. These registration rights expire three years after this offering is completed.

   Form S-3 Registration Rights. The holders of not less than an aggregate of 25% of the shares of common stock and the common stock issuable upon conversion of our preferred stock can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $2,500,000. These holders may only require us to file two registration statements on Form S-3 in any 12 month period and only three registration statements in all. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would be seriously detrimental to us and our stockholders.

   We will pay all of the expenses, except underwriters' and brokers' discounts and commissions, incurred in connection with the demand registrations and piggyback registrations described above. The participating holders will bear all expenses incurred in connection with the exercise of their Form S-3 registration rights.

   The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period following this offering under Rule 144 of the Securities Act.

Options and Warrants

   As of January 31, 2000, options to purchase 1,532,200 shares of common stock were outstanding and subject to our 1998 stock plan and an additional 1,667,800 shares are authorized to be issued under our 1998 plan and, if proposed amendments to the 1998 stock plan are approved by our board of directors and stockholders, 1,800,000 additional shares authorized for issuance under the 1998 stock plan plus an automatic annual increase to be added on the first day of our fiscal year beginning in 2001. As of such date, 9,596,404 shares of common stock were issuable upon exercise of warrants issued in connection with the FreePC acquisition at a warrant exercise price of $17.128 per share, and options to purchase 2,062,394 shares of common stock and warrants to purchase 883,843 shares of common stock were issuable upon exercise of FreePC options that we assumed in the FreePC acquisition. Subject to approval of our board of directors and stockholders, 300,000 shares of our common stock will be authorized for issuance under our proposed 2000 employee stock purchase plan plus an annual increase to be added on the first day of our fiscal year beginning in 2001. See "Management--Stock Plans." Each FreePC option we assume will continue to have, and be subject to, the same terms and conditions as set forth in the stock plans of FreePC and the respective option agreements governing such options immediately prior to the acquisition, except that such options are exercisable for units comprised of shares of our common stock and warrants to purchase our common stock and the number of shares subject to the option and the exercise price have been adjusted to reflect the exchange ratio in the acquisition. As a bonus for the period from July 1, 1999 through November 30, 1999, Mr. Dukker was granted a fully vested option to purchase 227,897 shares of our common stock at an exercise price of $1.61 per share. In addition, as of January 31, 2000, options to purchase 132,400 shares of common stock outside of our 1998 stock plan were outstanding.

   We have also issued warrants to purchase shares of common stock at an aggregate exercise price of $12.5 million in connection with a marketing agreement with America Online. See "Related Party Transactions-- Relationship with America Online, Inc." for a description of the marketing agreement. The number of shares that may be purchased upon exercise of the warrant is equal to the aggregate exercise price divided by the greater of 1.25 times the initial offering price of our common stock or $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. This warrant will remain outstanding after the completion of the offering until August 18, 2004, unless sooner exercised. The maximum number of shares that America Online may receive, subject to anti-dilution adjustments, upon exercise of its warrants is 1,566,219.

   Additionally, as of January 31, 2000, there were outstanding warrants to purchase an aggregate of 9,596,404 shares of common stock that we issued to FreePC stockholders pursuant to our FreePC acquisition at a per share exercise price of $17.128.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

 Delaware Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of 10% or more of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

  . the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

   A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

 Charter and Bylaw Provisions

   Our certificate of incorporation and bylaws will provide, subject to appropriate corporate action, that:

  . following the completion of this offering, stockholders may not act by written consent without a meeting; and

  . following the completion of this offering, stockholders may not call special meetings of the stockholders.

   In addition, our certificate of incorporation does not provide for cumulative voting. We also indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with the takeover defense measures.

   These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of us, including takeover attempts that might result in a premium over the market price for the shares of our common stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Equiserve Trust Company.

Nasdaq Stock Market National Market Listing

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "EEEE."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 144,690,425 shares of common stock outstanding based on shares outstanding as of January 31, 2000. Of these shares, the 20,000,000 shares sold in this offering (23,000,000 shares if the underwriters' over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" as that term is used under the Securities Act and the Regulations promulgated thereunder.

   The remaining 124,690,425 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule
144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

   All of the executive officers, directors and stockholders of eMachines, who collectively hold an aggregate of 124,690,425 of these restricted securities, have entered into "lock-up" agreements in which they have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus. However, Credit Suisse First Boston Corporation may in its sole discretion, at any time without notice, release all or any portion of the shares restricted by lock-up agreements.

   Taking into account the lock-up agreements and assuming Credit Suisse First Boston Corporation does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

  . beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;

  . beginning 180 days after the effective date, of this prospectus, approximately 82,693,166 shares will be eligible for sale under Rules 144 and 701 of the Securities Act;

  . an additional 41,997,259 shares will be eligible for sale under Rule 144 upon the expiration of various one-year holding periods after the expiration of the lock-up period.

   Any common stock that has been purchased or may be purchased in this offering by our "affiliates," as defined in Rule 144 of the Securities Act, will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. All of the shares eligible for sale at the 180th day after the date of this prospectus or afterward will be subject initially to certain volume and other limitations under Rule 144 of the Securities Act.


   As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our 1998 stock plan, 1999 FreePC option plan, 1998 guide.com option plan and 2000 employee stock purchase plan thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

   Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated         , 2000 we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc., Chase Securities Inc. and Salomon Smith Barney Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
                              Underwriter                               Shares
                              -----------                             ----------
   Credit Suisse First Boston Corporation............................
   FleetBoston Robertson Stephens Inc................................
   Chase Securities Inc..............................................
   Salomon Smith Barney Inc..........................................
                                                                      ----------
     Total........................................................... 20,000,000
                                                                      ==========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,000,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                             Per Share             Total
                                        ------------------- -------------------
                                         Without    With     Without    With
                                          Over-     Over-     Over-     Over-
                                        allotment allotment allotment allotment
                                        --------- --------- --------- ---------
Underwriting Discounts and
 Commissions paid by us................ $         $         $         $
Expenses payable by us................. $         $         $         $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We and our executive officers, directors and certain other of our security holders have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price (1) up to 1,400, 000 shares of the common stock for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in this offering and (2) subject to applicable legal or regulatory limitations up to such number of shares of common stock as is determined by dividing $10,000,000 by the per share offering price to the public (approximately 1,111,111 shares assuming an initial price of $9.00 per share) for the holders of our preferred stock in connection with a pre-existing contractual right between us and those holders. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "EEEE."

   In August 1999, we issued an aggregate of 24,279,369 shares of our Series A preferred stock at a per share price of $6.38 in a private placement. Credit Suisse First Boston Corporation acted as the placement agent for this private placement, and it received a customary fee for its services. In addition, Merchant Capital, Inc., an affiliate of Credit Suisse First Boston Corporation, purchased 156,641 shares of Series A preferred stock.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  . the information in this prospectus and otherwise available to the underwriters;

  .  the history and the prospects for the industry in which we will compete;

  .  the ability of our management;

  .  the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters will be passed upon for the underwriters by Morrison & Foerster, LLP, Palo Alto, California. As of the date of this prospectus, members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and an investment partnership composed of current and former members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 33,000 shares of capital stock and warrants to purchase an additional 14,145 shares of common stock.

                                    EXPERTS

   The consolidated financial statements of eMachines, Inc. as of December 31, 1999 and for the period from September 18, 1998 (inception) to December 31, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of FreePC, Inc. as of December 31, 1999 and for each of the two years then ended appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                eMachines, Inc.

                                                                          Page
                                                                          ----
Independent Auditors' Report.............................................  F-2
Balance Sheets...........................................................  F-3
Statements of Operations.................................................  F-4
Statements of Stockholders' Equity (Deficiency)..........................  F-5
Statements of Cash Flows.................................................  F-6
Notes to Financial Statements............................................  F-7

          Unaudited Pro Forma Condensed Combined Financial Information
                                                                          Page
                                                                          ----
Unaudited Pro Forma Condensed Combined Statement of Operations for the
 year ended December 31, 1999............................................ F-21
Unaudited Pro Forma Condensed Combined Balance Sheet at December 31,
 1999.................................................................... F-22
Notes to Unaudited Pro Forma Condensed Combined Financial Information.... F-23

                                  FreePC, Inc.
                                                                          Page
                                                                          ----
Report of Independent Auditors........................................... F-25
Consolidated Balance Sheets ............................................. F-26
Consolidated Statements of Operations ................................... F-27
Consolidated Statements of Stockholders' Equity.......................... F-28
Consolidated Statements of Cash Flows ................................... F-29
Notes to Consolidated Financial Statements............................... F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of eMachines, Inc.

   We have audited the accompanying balance sheets of eMachines, Inc. (the "Company") as of December 31, 1998 and December 31, 1999 and the related statements of operations, stockholders' equity (deficiency) and cash flows for the period September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the period September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Los Angeles, California

January 27, 2000
                                eMachines, Inc.

                                 BALANCE SHEETS

                    December 31, 1998 and December 31, 1999

                 (in thousands, except share information)

                                                            December 31, 1999
                                                           ---------------------
                                              December 31,
                                                  1998      Actual    Pro Forma
                                              ------------ --------  -----------
                                                                     (unaudited)
                                                                      (Note 2)
                   ASSETS
Current assets:
  Cash and cash equivalents.................    $  3,791   $114,823
  Short-term investments....................                 19,897
  Accounts receivable, less allowances ($239
   and $2,160 at December 31, 1998 and
   December 31, 1999, respectively).........      43,303    123,726
  Inventories...............................      12,270     65,260
  Prepaid and other current assets..........         127      3,992
                                                --------   --------
    Total current assets....................      59,491    327,698
Property and equipment, Net (Note 4)........         268      1,827
Other assets................................         252      2,188
                                                --------   --------
                                                $ 60,011   $331,713
                                                ========   ========

  LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Trade payables-related party (Note 9).....    $ 57,785   $131,935
  Accounts payable..........................         327     12,939
  Accrued rebates...........................       1,838     22,803
  Accrued expenses and other current
   liabilities..............................         852     19,855
                                                --------   --------
    Total current liabilities...............      60,802    187,532
Deferred revenue--noncurrent portion........                  1,343
                                                           --------
Subordinated notes payable to stockholders
 (Note 5)...................................         560        560
                                                --------   --------
Redeemable convertible preferred stock--
 Series A; $.01 par value; 25,000,000 shares
 authorized; 24,279,369 shares outstanding
 at December 31, 1999 (Note 6)..............                150,014   $    --
                                                           --------   --------
Commitments and contingencies (Note 8)......
Stockholders' equity (deficiency) (Notes 6
 and 9):
  Preferred stock, $.01 par value;
   25,000,000 shares authorized; no shares
   issued and outstanding...................         --         --         --
  Common stock, $.0000125 par value;
   250,000,000 shares authorized; 77,600,000
   and 78,019,538 shares outstanding at
   December 31, 1998 and December 31, 1999..           1          1          3
  Additional paid-in capital................       2,527      6,582    156,596
  Unearned stock compensation...............        (577)    (1,550)    (1,550)
  Notes receivable from stockholders........        (500)      (500)      (500)
  Accumulated deficit.......................      (2,802)   (12,269)   (12,269)
                                                --------   --------   --------
    Total stockholders' equity
     (deficiency)...........................      (1,351)    (7,736)  $142,280
                                                --------   --------   ========
                                                $ 60,011   $331,713
                                                ========   ========

                See accompanying notes to financial statements.

                                eMachines, Inc.

                            STATEMENTS OF OPERATIONS

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999

                    (in thousands, except share information)

                                                 Period from
                                                September 18,
                                                     1998
                                                (inception) to  Year Ended
                                                 December 31,  December 31,
                                                     1998          1999
                                                -------------- ------------
Net revenues:
  Hardware.....................................   $   58,283    $  812,233
  Internet.....................................                      2,084
                                                  ----------    ----------
    Net revenues...............................       58,283       814,317
                                                  ----------    ----------
Cost of revenues:
  Hardware.....................................       58,088       780,859
  Internet.....................................                         86
                                                  ----------    ----------
    Cost of revenues...........................       58,088       780,945
                                                  ----------    ----------
  Gross profit.................................          195        33,372

Operating expenses:
  Sales and marketing (includes $1,153 of
   stock-based compensation in 1999)...........          840        16,451
  Customer service and technical support.......          269         9,049
  General and administrative (includes $11 and
   $179 of stock-based compensation in 1998 and
   1999, respectively).........................          999         9,714
                                                  ----------    ----------
    Total operating expenses...................        2,108        35,214
                                                  ----------    ----------
Loss from operations...........................       (1,913)       (1,842)
Financing charges and interest expense, net
 (Notes 3 and 9)...............................         (889)       (3,886)
                                                  ----------    ----------
Net loss.......................................   $   (2,802)   $   (5,728)
Accretion of mandatorily redeemable preferred
 stock to redemption value.....................                     (3,739)
                                                  ----------    ----------
Net loss attributable to common stockholders...   $   (2,802)   $   (9,467)
                                                  ==========    ==========
Net loss per common share:
  Basic and diluted............................   $    (0.04)   $    (0.12)
                                                  ==========    ==========
  Basic and diluted--unaudited pro forma.......                 $    (0.07)
                                                                ==========
Shares used to compute net loss per share:
  Basic and diluted............................   77,600,000    77,755,172
                                                  ==========    ==========
  Basic and diluted--unaudited pro forma ......                 86,735,212
                                                                ==========


                See accompanying notes to financial statements.

                                eMachines, Inc.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999

                    (in thousands, except share information)

                            Common Stock    Additional   Unearned
                          -----------------  Paid-in      Stock       Notes    Accumulated
                            Shares   Amount  Capital   Compensation Receivable   Deficit    Total
                          ---------- ------ ---------- ------------ ---------- ----------- -------
Balance, at September
 17, 1998...............
 Capital Contributions
  (Note 6)..............  77,600,000  $ 1     $1,939                  $(500)               $ 1,440
 Compensatory stock
  options...............                         588     $  (588)
 Amortization of
  unearned stock
  compensation..........                                      11                                11
 Net loss...............                                                        $ (2,802)   (2,802)
                          ----------  ---     ------     -------      -----     --------   -------
Balance, at December 31,
 1998...................  77,600,000    1      2,527        (577)      (500)      (2,802)   (1,351)
 Issuance of common
  stock.................     419,538              50                                            50
 Issuance of common
  stock warrants........                       1,700                                         1,700
 Compensatory stock
  options...............                       2,305      (2,305)                              --
 Amortization of
  unearned stock
  compensation..........                                   1,332                             1,332
 Accretion of
  mandatorily redeemable
  convertible preferred
  stock.................                                                          (3,739)   (3,739)
 Net loss...............                                                          (5,728)   (5,728)
                          ----------  ---     ------     -------      -----     --------   -------
Balance, at December 31,
 1999...................  78,019,538  $ 1     $6,582     $(1,550)     $(500)    $(12,269)  $(7,736)
                          ==========  ===     ======     =======      =====     ========   =======



                See accompanying notes to financial statements.

                                eMachines, Inc.

                            STATEMENTS OF CASH FLOWS

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999

                                 (in thousands)

                                                      Period from
                                                     September 18,
                                                         1998
                                                      (inception)
                                                          to       Year Ended
                                                      December 31, December 31,
                                                         1998        1999
                                                     ------------- ------------
Cash flows from operating activities:
  Net loss..........................................   $ (2,802)     $ (5,728)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Provision for bad debts and sales returns ......        239         2,394
    Depreciation and amortization...................         30           420
    Stock-based compensation expense................         11         1,332
    Changes in operating assets and liabilities:
      Accounts receivable...........................    (43,542)      (82,817)
      Inventories...................................    (12,270)      (52,990)
      Prepaid and other current assets..............       (127)       (3,865)
      Other assets..................................       (252)         (349)
      Trade payables-related party..................     57,785        74,150
      Accounts payable..............................        327        12,612
      Accrued rebates...............................      1,838        20,965
      Accrued expenses and other current
       liabilities..................................        852        19,003
      Deferred revenue--non current portion.........                    1,343
                                                       --------      --------
        Net cash provided by (used in) operating
         activities.................................      2,089       (13,530)
                                                       --------      --------
Cash flows from investing activities:
  Acquisition of property and equipment.............       (298)       (1,816)
  Purchases of short-term investments...............                  (19,897)
                                                       --------      --------
        Net cash used in investing activities.......       (298)      (21,713)
                                                       --------      --------
Cash flows from financing activities:
  Issuance of subordinated notes payable to
   stockholders.....................................        560
  Issuance of common stock..........................      1,440
  Issuance of preferred stock.......................                  146,275
                                                       --------      --------
        Net cash provided by financing activities...      2,000       146,275
                                                       --------      --------
Net increase in cash................................      3,791       111,032
Cash and cash equivalents, beginning of period......                    3,791
                                                       --------      --------
Cash and cash equivalents, end of period............   $  3,791      $114,823
                                                       ========      ========
Supplemental disclosure of cash flow information:
  Issuance of common stock in exchange for notes
   receivable.......................................   $    500
                                                       ========
Supplemental disclosure of noncash financing
 activities:
  During 1999, the Company issued warrants valued at
   $1,700 to a third party (see Note 6--America
   Online Agreement and Warrants)...................

                See accompanying notes to financial statements.

                                eMachines, Inc.

                         NOTES TO FINANCIAL STATEMENTS

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

   eMachines, Inc. (the "Company"), a Delaware corporation, distributes personal computers, or PCs, and provides Internet advertising programs using client-server software, in-box promotions and keyboards that provide one-touch access to selected Web sites.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of net revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents--Cash equivalents consist primarily of investments in commercial paper, repurchase agreements and money market funds. The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

   Short-term Investments--The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments consist of highly liquid commercial paper and U.S. Government debt securities with maturities of less than one year but greater than three months when purchased. In accordance with SFAS No. 115, investments are categorized as held to maturity and are carried at amortized cost (unless there is a decline in the value of the individual securities that is other than temporary). Realized gains and losses are recognized in the statement of operations in the period that they are earned or incurred.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to credit risk are principally cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Accounts receivable are derived from net revenues earned from retail customers in the United States and are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company's sales are concentrated in the U.S. retail channel and, as a result, the Company maintains individually significant receivable balances with certain retailers. While the Company frequently monitors and manages this risk, financial difficulties on the part of one or more of the Company's retail customers may have a material adverse effect on the Company. For the period from September 18, 1998 (inception) to December 31, 1998, Office Depot, Best Buy, Inc., and MicroCenter accounted for 31%, 24% and 15% of gross revenues, respectively. These customers accounted for approximately 30%, 24% and 10% of total accounts receivable at December 31, 1998, respectively. For the year ended December 31, 1999, Office Depot, Circuit City, Best Buy, Inc., and MicroCenter accounted for 20%, 20%, 21% and 6%, of gross revenue, respectively. These customers accounted for approximately 13%, 7%, 36% and 7% of total accounts receivable at December 31, 1999, respectively.

   Financial Instruments--The Company's financial instruments include notes receivable from stockholders and subordinated notes payable to stockholders. At December 31, 1999, the fair values of these instruments cannot be determined due to their related party nature.

   Inventories--Inventories consist principally of personal computers and monitors and are stated at the lower of cost, determined by the moving average method, or market.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


   Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization is provided for over the estimated useful lives of the assets, or the related lease terms if shorter, using the straight-line method.

   Revenue Recognition, Returns and Sales Incentives--Revenue on product sales is recognized upon shipment. Revenue is recorded net of allowances for rebates and other sales incentives. The allowances for sales returns, rebates and other sales incentives are accrued concurrently with the recognition of revenue. Upon shipment, the Company also provides for the estimated cost that may be incurred for product warranties and post-sales support. Products are sold to customers under a limited one-year warranty against material defects, which period is covered by the terms provided to the Company by the product's manufacturer, a related party (see Note 9). Deferred revenue represents payments received in advance from consumers who purchase the Company's PCs and enter into contracts obligating the Company to provide technical support for extended periods of time, generally 3 years. Revenue from these extended service contracts is recognized ratably over the term of the contracts as the services are performed.

   Stock-Based Compensation--The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock options issued to nonemployees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

   Income Taxes--The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred income tax liabilities and assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and assets are determined based on the temporary difference between the financial statement and income tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts that are more likely than not to be realized.

   Net Loss Per Share--The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share" which requires dual presentation of basic earnings per share ("EPS") and diluted EPS. Basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares and potentially dilutive shares outstanding during the period. Potential common shares consist of shares issuable upon the exercise of stock options and warrants using the treasury stock method and convertible preferred stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive. The following table sets forth potentially dilutive securities that were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


                                                    Period from
                                                   September 18,
                                                  1998 (inception)  Year Ended
                                                  to December 31,  December 31,
                                                        1998           1999
                                                  ---------------- ------------
Weighted average dilutive effect of common stock
 equivalents:
  Series A Preferred Stock......................                    8,480,041
  Common stock options..........................       32,785         166,809
                                                       ------       ---------
                                                       32,785       8,646,850
                                                       ======       =========

  Pro Forma Stockholders' Equity and Net Loss Per Share (Unaudited)--The unaudited pro forma stockholders' equity at December 31, 1999 reflects the automatic conversion of Series A redeemable convertible preferred stock outstanding as of December 31, 1999 as if it had occurred as of that date. Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on August 18, 1999 (date of original issuance). The resulting pro forma adjustment for the year ended December 31, 1999 includes (i) an increase in the weighted average shares used to compute the basic net loss per share of 8,980,040 and (ii) a decrease in the net loss attributable to common stockholders to reflect a reduction in the accretion of mandatorily redeemable convertible preferred stock of $3,739.

   Effects of Recent Accounting Pronouncements--In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company had no comprehensive income items to report for the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999. The Company currently operates one reportable segment under SFAS No. 131. Adoption of these statements at our inception did not impact the Company's financial position, results of operations or cash flows.

   In June 1998, SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities" was released. The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. The Company is required to implement the statement in the first quarter of fiscal 2001. The Company has not used derivative instruments and believes the impact of adoption of this statement will not have a significant effect on the financial statements.

3. SHORT-TERM INVESTMENTS

   The following is a summary of short-term investments being held to maturity at December 31, 1999:

   Aggregate market.................................................... $19,906
   Gross unrealized gains..............................................       9
   Amortized cost basis for:
     Commercial paper..................................................  14,920
     U.S. government debt securities...................................   4,977

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

   Gross unrealized losses on short-term investments during the year ended December 31, 1999, were not significant. Interest and investment income of $2,645 is included in financing charges and interest expense, net, in the accompanying statement of operations for the year ended December 31, 1999. Approximately $9,936 and $9,961 of the short-term investments mature in January and February 2000, respectively.

4. PROPERTY AND EQUIPMENT

   Property and equipment, net consists of:

                                                            December 31,
                                                    Useful  ------------
                                                     Lives  1998   1999
                                                    ------- ----  ------
   Furniture and office equipment.................. 5 years $ 27  $  417
   Computers and information systems............... 5 years  271   1,040
   Machinery and equipment......................... 5 years          231
   Motor vehicles.................................. 5 years           94
   Leasehold improvements.......................... 5 years          332
                                                            ----  ------
                                                             298   2,114
   Accumulated depreciation and amortization.......          (30)   (287)
                                                            ----  ------
   Property and equipment, net.....................         $268  $1,827
                                                            ====  ======

5. SUBORDINATED NOTES PAYABLE TO STOCKHOLDERS

   On December 18, 1998, the Company issued subordinated notes payable to TriGem and KDS America, both stockholders of the Company (see Note 9), in the amount of $270 and $290, respectively, bearing interest at 5.79%. Interest payments are due each May 31 and November 30. Principal and any unpaid interest are due on June 7, 2004. The notes may be prepaid at the Company's option without penalty.

6. STOCKHOLDERS' EQUITY

   In June of 1999, the stockholders of the Company formally executed a stock purchase agreement that defines the terms and conditions of the Company's initial capitalization. The stock purchase agreement memorializes the binding verbal agreements under which the stockholders of the Company had been operating since inception. The Company issued 77,600,000 shares of common stock for an aggregate purchase price of $1,940. Of the total, $1,440 was received in cash in the fourth quarter of 1998 and $500 was evidenced by promissory notes, which bear interest at an annual rate of 5.79% and are due on June 7, 2004. The notes are collateralized by a pledge of the Company's common stock and are full recourse notes. All shares issued in connection with the stock purchase agreement have been treated as issued and outstanding since incorporation.

   Stock Split--In July 1999, the Board of Directors authorized an eight-for-one stock split that became effective on August 13, 1999 and an increase in the authorized shares of its common stock to 200,000,000 shares. In conjunction with the stock split, the par value of the common stock was reduced from $.0001 to $.0000125. All references in the accompanying consolidated financial statements to number of shares, sales prices and per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common shares outstanding. In addition, stockholders' equity has been restated to give retroactive recognition to the stock split by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

   Preferred stock--In August 1999, the Board of Directors amended the Company's certificate of incorporation to authorize the Company to issue two classes of stock, to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Company is authorized to issue is three hundred million (300,000,000) shares. Two hundred fifty million (250,000,000) shares ("Shares") shall be Common Stock, par value $0.0000125 per share, and fifty million (50,000,000) shares shall be preferred stock, par value $0.01 per share. Of the authorized shares of Preferred Stock, a total of twenty-five million (25,000,000) shares shall be designated Series A Preferred Stock. On August 18, 1999 the Company issued 24,279,369 shares of Series A Preferred Stock (including 5,560,776 shares issued upon regulatory approval in September 1999) for proceeds of $146,275 (net of approximately $8,738 in offering costs). The amended certificate of incorporation and bylaws authorize the Board of Directors to designate preferred stock with special rights, including voting and dividend rights, that could make it more difficult for a third party to acquire the Company, including takeover attempts that might result in a premium over the market price for shares of the Company's common stock. The Company's charter documents also eliminate the right of stockholders to call a special meeting of stockholders, require stockholders to comply with advance notice requirements before raising a matter at a meeting of stockholders and eliminate the ability of stockholders to take action by written consent. The significant terms of the Series A Preferred Stock include:

   Conversion--The Series A Preferred Stock is convertible, at the option of the holder, at the conversion rate then in effect, at any time after issuance of such share. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share of Preferred Stock immediately upon the earlier of (i) the closing an underwritten firm commitment public offering of the Company's Common Stock yielding gross proceeds to the Company (prior to expenses and underwriting commissions) in excess of $30,000 and at a price per share greater than 133% of the Series A Preferred Stock original issuance price per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), and
(ii) the election to convert all Preferred Stock into Common Stock by holders of at least a majority of the then outstanding shares of Preferred Stock. The initial conversion rate is one-to-one and is subject to adjustment based upon subdivisions or combinations of Common Stock and certain dividends, distributions and common stock equivalents.

   Mandatory Redemption--The Company shall offer to redeem the unconverted shares of Series A Preferred Stock outstanding on January 1, 2004, reduced by the number of shares converted into Common Stock after January 1, 2004 through the date of redemption, as follows:

              Cumulative
              Redemption               Redemption
              Percentage                  Date
              ----------               -----------
               33.3%.................. August 2004
               66.7%.................. August 2005
              100.0%.................. August 2006

   The redemption price is payable in cash and is equal to the sum of the original issue price plus cumulative but unpaid dividends. If any portion of the redemption amount is not paid by the Company on the redemption date, dividends will continue to accrue on the shares tendered for redemption and late fees will accrue at an annual rate of 15% until the entire redemption amount is paid.

   Liquidation Preference--In the event of the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive, in preference to the holders of Common Stock,
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

the amount of $6.38 per share, which presently is equal to the aggregate amount of $155,013, plus declared and unpaid dividends, if any. After payment has been made to the holders of the Series A Preferred Stock, any remaining assets are distributable ratably to the holders of Common Stock.

   Voting--Each holder of shares of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each share is then convertible. Series A Preferred Stock holders also have the following voting rights:

   Board of Directors--Three of the Company's current common stockholders are entitled to elect a total of five of the Company's seven board members. Holders of Series A Preferred Stock, voting together as a class, are entitled to elect one member to the Company's Board of Directors. All remaining members of the Board of Directors shall be elected by the holders of the then-outstanding shares of Common Stock and Series A Preferred Stock, voting together as a single class.

   Protective Provisions--As long as 4,000,000 shares of the Series A Preferred Stock is outstanding, the Company is required to obtain the written consent of at least 50% of the preferred shareholders before taking certain corporate actions.

   Dividends--The holders of Series A Preferred Stock are entitled to receive noncumulative dividends only when and if declared by the Company's Board of Directors, equal to $0.45 per share per year. Dividends shall be paid to the holders of Series A Preferred Stock prior to any cash dividends paid to the holders of Common Stock. The Company has not declared any dividends to date with respect to the Series A Preferred Stock or Common Stock.

   America Online Agreement and Warrants--In June 1999, a Marketing Agreement with America Online, Inc. ("AOL") was executed whereby the Company agreed to pre-install and distribute America Online's AOL and CompuServe services or other AOL products and services on the Company's PCs. The agreement also provides for an Internet Service Provider ("ISP") rebate program. Under the terms of this agreement, consumers who purchase the Company's PCs and enter into a three-year Internet service contract with AOL's CompuServe service are eligible to receive an ISP rebate directly from AOL of up to $400 (dollars not in thousands). AOL is obligated to offer the rebates for two years, which commenced with the program's launch in the third quarter of 1999. The Marketing Agreement expires in June 2004 and contains an additional five-year renewal option.

   Additionally, the Marketing Agreement required the Company issue AOL warrants, subject to AOL's participation in a Series A Preferred Stock financing. Accordingly, AOL was granted warrants to purchase common stock at an aggregate exercise price of $12,500. The warrants vested immediately on the grant date and expire five years after the date of grant. The number of shares that may be purchased upon exercise of the warrant, according to the terms of the Marketing Agreement, is equal to the aggregate exercise price divided by the greater of 1.25 times the initial public offering price of the Company's common stock and $7.98. If there is no successful completion of an initial public offering, the number of shares issuable upon exercise of the warrant is equal to the aggregate exercise price of the warrant divided by $11.82. The estimated fair value of the warrants of $1,700 was recorded as a deferred cost which is included in other assets on the accompanying December 31, 1999 balance sheet, and is being amortized to expense over the 5 year term of the marketing agreement. Approximately $113 of the deferred cost associated with the warrant was amortized to expense during 1999. As of December 31, 1999, none of the warrants issued to AOL had been exercised.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

   Stock Options--The Company has a stock option plan (the "Plan") under which employees, consultants and directors may be granted options to purchase common stock up to an aggregate of 3,200,000 shares. Options are generally granted at not less than the fair market value at grant date, vest over five years, and expire ten years after the grant date. The Company's Board of Directors is authorized to grant options outside of the plan. When the exercise price of employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recorded. Compensation expense is recognized for the fair value of options granted to nonemployees and to the extent the fair value of the underlying stock exceeds the exercise price of employee stock options. The fair value of options granted to nonemployees during the period from September 18, 1998 (inception) to December 31, 1998 was not significant. In December 1999, the Company granted 52,000 options to nonemployees with a weighted average exercise price of $6.37 per share. The options were valued at approximately $133 using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate of 5.35 percent, expected lives of five years, volatility of 44 percent, and dividend yield of zero. During 1999 approximately $86 of stock-based compensation was recognized in connection with these options. During the period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999, the Company issued employee common stock options with exercise prices less than the fair value of its underlying common stock. The weighted average fair value of the common stock, based upon securities transactions entered into by the Company with certain unrelated third parties, was $6.38 per share and $6.45 per share for the period from September 18, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999, respectively. Accordingly, the Company recorded $588 and $2,305 as the intrinsic value of such options for the period from September 18, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999, respectively. Stock-based compensation of $11 and $1,332 was amortized to expense during the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, respectively. At December 31, 1998 and December 31, 1999 the Company had $577 and $1,550, respectively, in deferred stock compensation related to these options, which will be amortized to expense through 2004.

   A summary of option transactions follows:

                                            Plan                                  Non-Plan
                         ------------------------------------------ -------------------------------------
                                                                    Number                     Range of
                          Number   Weighted-Average    Range of       of    Weighted-Average   Exercise
                         of Shares  Exercise Price  Exercise Prices Shares   Exercise Price     Prices
                         --------- ---------------- --------------- ------- ---------------- ------------
Granted during 1998.....  270,000       $0.06        $0.03--$0.13
                          -------
Outstanding, December
 31, 1998...............  270,000       $0.06        $0.03--$0.13
Granted.................  677,200       $4.99        $0.13--$8.00   357,897      $2.39       $1.61--$3.75
Canceled................  (88,800)      $0.31        $0.03--$3.75
                          -------                                   -------
Outstanding, December
 31, 1999...............  858,400       $4.15        $0.03--$8.00   357,897      $2.39       $1.61--$3.75
                          =======                                   =======

   As of December 31, 1999, there were 2,341,600 shares available for future grant under the Plan.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


   Additional information regarding options outstanding as of December 31, 1999 is as follows:

                                               Plan
                   -------------------------------------------------------------
                        Options Outstanding            Options Exercisable
                   ----------------------------- -------------------------------
                                      Weighted                        Weighted
                           Weighted   Average              Weighted   Average
                   Number  Average   Remaining             Average   Remaining
                     of    Exercise Contractual   Number   Exercise Contractual
 EercisexPrices    Shares   Price   Life (years) of Shares  Price   Life (years)
---------------    ------- -------- ------------ --------- -------- ------------
  $0.03......      136,000  $0.03       8.7       27,200    $0.03       8.7
  $0.13......       73,600  $0.13       8.6       11,360    $0.13       8.9
  $1.25......       95,600  $1.25       9.3
  $1.61......
  $3.75......      215,200  $3.75       9.5
  $8.00......      338,000  $8.00       9.7       32,000    $8.00       9.5
                   -------                        ------
                   858,400  $4.15       9.4       70,560    $3.66       9.1
                   =======                        ======
                                              Non-Plan
                   --------------------------------------------------------------
                        Options Outstanding             Options Exercisable
                   ------------------------------ -------------------------------
                                       Weighted
                                        Average                        Weighted
                             Weighted  Remaining            Weighted   Average
                             Average  Contractual           Average   Remaining
                    Number   Exercise    Life      Number   Exercise Contractual
 EercisexPrices    of Shares  Price     (years)   of Shares  Price   Life (years)
---------------    --------- -------- ----------- --------- -------- ------------
  $0.03......
  $0.13......
  $1.25......
  $1.61......       227,897   $1.61       9.6      227,897   $1.61       9.6
  $3.75......       130,000   $3.75       9.4
  $8.00......
                   --------                       --------
                    357,897   $2.39       9.5      227,897   $1.61       9.6
                   ========                       ========

   Accounting for Stock-Based Compensation--As permitted under SFAS No. 123, the Company has elected to follow APB Opinion No. 25 and related Interpretations in accounting for stock-based awards to employees. Pro forma information regarding net income and earnings per share is required by SFAS No.
123. This information is required to be determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that statement. The fair value of each option grant was estimated on the date of grant using the minimum value option-pricing model with the following weighted-average assumptions used for grants during the period from September 18, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999: risk-free interest rates of 4.4 percent and 5.2 percent, expected lives of five years for both periods, and dividend yield of zero for both periods.

   The minimum value option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. The weighted-average estimated fair value of employee stock options granted during period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 was $4.41 and $2.59 per share, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting period. Had the Company accounted for its stock-based awards to employees under the fair value method prescribed by SFAS No. 123, the net loss reported during the period from September 18, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 would have been increased by approximately $3 and $39, respectively, and there would have been no impact on reported earnings per share.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


7. INCOME TAXES

   The Company's deferred income tax assets are comprised of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
      Reserves not recognized for income tax purposes......... $   169  $   947
      Accrued expenses........................................     844    1,618
      Net operating loss carryforwards........................     168
      AMT credits.............................................              397
      Valuation allowance.....................................  (1,181)  (2,962)
                                                               -------  -------
      Net deferred income tax assets.......................... $   --   $   --
                                                               =======  =======

   The Company established a 100% valuation allowance at December 31, 1998 and December 31, 1999 due to the uncertainty of realizing future income tax benefits from its deferred income tax assets.

   The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                                 Period from
                                              September 18, 1998  Year Ended
                                                (inception) to   December 31,
                                              December 31, 1998      1999
                                              ------------------ ------------
      Tax benefit computed at federal
       statutory rate........................       (35.0)          (35.0)
      Stock-based compensation...............                         8.1
      State taxes and other..................         0.8             2.5
      Increase in valuation allowance........        34.2            24.4
                                                    -----           -----
      Total..................................         -- %            -- %
                                                    =====           =====

8. COMMITMENTS AND CONTINGENCIES

   Operating Leases--The Company leases its corporate office and warehouse space under an operating lease expiring in 2004. The lease, which is guaranteed by KDS America, a stockholder, is renewable at the Company's option for an additional five-year term. Future minimum rental commitments under the lease agreement as of December 31, 1999, excluding sublease rentals, are as follows:

      2000............................................................... $1,036
      2001...............................................................  1,086
      2002...............................................................  1,124
      2003...............................................................  1,159
      2004...............................................................    194
                                                                          ------
                                                                          $4,599
                                                                          ======

   Rental expenses under operating leases during the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 amounted to approximately $6 and $1,064 respectively.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


   The Company subleases a portion of its warehouse space to TriGem America Corporation, a related party (see Note 9). The total minimum rentals to be received in the future under the sublease, which expires in 2004, amounted to $1,498 as of December 31, 1999. Sublease rental income during the year ended December 31, 1999, amounted to approximately $347.

   Legal Proceedings--In July 1999, Compaq Computer Corporation ("Compaq") filed a complaint against the Company, TriGem Computer Inc., TriGem America Corporation and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendant's alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. The Company filed a response in September 1999, seeking declaratory judgment of invalidity and of Compaq's patents and asserting counterclaims against Compaq that included false and misleading advertising under the Lanham Act, business disparagement and unfair competition under Texas common law. The case is currently in the early stages of discovery. In October 1999, Packard Bell filed a complaint in Federal District Court for the Eastern District of California, alleging patent infringement on Packard Bell patents which it asserts relates to (i) graphics controller, (ii) parallel port controller, and (iii) bus interface of the Company's eTower machine. The Company filed a response in January 2000 disputing infringement and asserting that the patents at issue are invalid. The Company is currently unable to estimate the total expenses, possible loss or range of loss that may be ultimately connected with these allegations. The Company is indemnified against liability under the terms of its Original Design Manufacture Agreement with TriGem Computer (see Note 8). The Company's defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although the Company believes its direct financial exposure is limited under its indemnification arrangement, the results of complex litigation of this sort are inherently uncertain and difficult to predict and the Company cannot assure that the results of this litigation would not result in the Company's business being significantly harmed, particularly if it affects the Company's products.

   Also in October 1999, David Packard, on behalf of a putative nationwide class, filed a complaint against the Company as a defendant in the U.S. District Court for the Eastern District of Texas based on our alleged sale of defective goods. Essentially identical complaints were filed contemporaneously against Compaq, Hewlett Packard and Packard Bell. The complaints claim that a chip in the defendants PC products contains a defect which may cause an error to occur when information is written to a floppy disk. The complaint seeks unspecified monetary damages, injunctive and declaratory relief. The lawsuit against the Company is in the early stages of discovery and the Company has not yet filed a response. Although the Company believes that they have meritorious defenses and intend to vigorously defend themselves in this action, these types of litigation are inherently complex and unpredictable. The Company cannot assure you that the class action suit will not succeed in obtaining unspecified monetary damages, injunctive and declaratory relief against the production of its PC products. The Company's defense of the claims could result in significant expenses and diversion of management's attention and other resources. In addition, the Company cannot assure you that the results of this litigation would not result in the Company's business being significantly harmed.

   Employment Agreement--In August 1999, the Company entered into an amended and restated employment agreement with its President and Chief Executive Officer, who is also a stockholder. Under the terms of the agreement the Company is obligated for a three-year term, commencing September 18, 1998, to pay the executive officer a minimum annual salary of $300 and an annual bonus. From September 18, 1998 through June 30, 1999,
                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)

the bonus was equal to $1 for each CPU unit (dollars not in thousands) shipped. In August 1999, the Company granted the executive a fully vested, non-forfeitable option to purchase 227,897 shares of the Company's common stock at an exercise price of $1.61 per share, which is less than the fair value of the underlying common stock. The fair value of the common stock based upon securities transactions entered into by the Company with certain unrelated third parties, was $6.38 per share at the time the Company became obligated to grant the option. Accordingly, in August 1999 the Company recorded stock based compensation expense of $1,084 as the intrinsic value of the option which is reflected as stock-based compensation in the statement of operations (see Note
6). Approximately $126 and $700 of bonus expense under the employment agreement is reflected in selling and market expense in the accompanying statements of operations for the period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999, respectively.

9. RELATED PARTIES

   Manufacture and Supply of PCs and Monitors--Two of the Company's major stockholders, TriGem and KDS America, are the wholly owned subsidiaries of Korean companies; TriGem Computer Inc. ("TriGem Computer") and Korea Data Systems Co. Ltd. ("KDS Ltd."), respectively. All of the PCs sold by the Company are manufactured by TriGem Computer, except for the eOne and eSlate, which are manufactured by KDS Ltd. All of the monitors sold by the Company are either manufactured by KDS Ltd., or supplied by KDS Ltd. through its relationship with Jean Company Ltd. ("Jean"), an unrelated third party.

   During the period from September 18, 1998 (inception) to December 31, 1998, the Company purchased its PCs and monitors from TriGem America Corporation ("TriGem America"), another wholly owned subsidiary of TriGem Computer, and Korea Data Systems (USA), Inc. ("KDS USA"), respectively. Under an agreement between the Company, TriGem America, KDS Ltd., Jean, and KDS USA, $57,785 of the Company's accounts payable obligations as of December 31, 1998 to TriGem America, KDS Ltd., and Jean, collectively, were transferred to KDS USA. KDS USA is wholly owned by a Board member of the Company. During the year ended December 31, 1999, the Company purchased its PCs and monitors directly from KDS USA.

   On January 24, 2000, the Company entered into an Original Design Manufacture Agreement ("ODM Agreement") with TriGem Computer. Pursuant to the agreement, TriGem Computer agreed to design, procure and assemble certain computer components, and to provide support for the assembled products. The Company will pay TriGem Computer for its supply and services on a "cost plus" basis, which price shall be adjusted monthly based upon TriGem Computer's then current costs. The agreement requires the Company to issue requisitions and purchase orders to TriGem Computer each month. TriGem Computer's obligated to meet such purchase orders based on the projections the Company provides to TriGem Computer in an annual plan. TriGem Computer has provided several warranties to the Company, including that all of its products will be free from defects in design, material and workmanship. The agreement provides the Company certain remedies in the event that products sold to the Company by TriGem Computer are defective. Commencing with the execution of the agreement on January 24, 2000, these remedies include reimbursing the Company for the costs of defective products. The agreement also provides that the Company may be reimbursed by TriGem Computer for all reasonable costs related to defective products that might arise with respect to products sold to the Company prior to January 24, 2000, which amounted to approximately $12.9 million in 1999. The term of the agreement is for two years, and automatically renews for one-year periods, unless either party provides written notice of its intent to terminate one hundred and eighty days prior to the expiration of the initial term or any subsequent term.

                                eMachines, Inc.

        Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                    (in thousands, except share information)


   Inventory Purchases and Extended Payment Terms--During the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, the Company purchased $70,989 and $805,372, respectively, of inventories from TriGem Corporation and KDS USA, collectively, under extended payment terms which resulted in an effective interest rate of 12% from September 18, 1998 (inception) through March 31, 1999 and 10% from April 1, 1999 through August 18, 1999. Subsequent to the Series A Preferred Stock financing (See Note 6--Preferred Stock) in August 1999, the Company ceased financing its inventory purchases. As of December 31, 1998 and December 31, 1999, payables of approximately $57,785 and $131,935, respectively, were outstanding to KDS USA. Approximately $889 and $6,530 of finance charges were incurred in connection with the inventory purchases.

   PC Repair Service--During the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, the Company had an arrangement with TriGem America to provide PC repair services for PCs returned to the Company by its customers. Under the terms of the arrangement, the Company was assessed a $15 per unit service charge (dollars not in thousands) for the testing and repackaging of PC returns determined to be nondefective. For the period from September 18, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, these charges, which are included in cost of revenues, amounted to approximately $43 and $1,855, respectively. The ODM Agreement with TriGem Computer executed in January 2000 contains similar repair service terms.

   Trademark Assignment Agreement--Under an agreement entered into on June 10, 1999, and amended on August 16, 1999, KDS America transferred to the Company the trademark "E-MACHINES" for 419,538 shares of the Company's common stock, which the Company issued to KDS America on August 18, 1999. The trademark was recorded at KDS Americas' historical cost basis of $50 and is included in other assets in the accompanying advance sheet. In connection with the agreement the Company agreed to license KDS America use of the trademark in the Republic of Korea.

10. SUBSEQUENT EVENTS

   FreePC Acquisition--Effective January 2000, the Company acquired FreePC, Inc. ("FreePC"). In connection with the acquisition, the Board of Directors amended and restated the Company's certificate of incorporation to designate 14,000,000 and 11,000,000 shares of its 50,000,000 authorized Preferred Stock as Series B Preferred Stock and Series C Preferred Stock, respectively. The Series B Preferred Stock and Series C Preferred Stock contain rights and preferences similar to those of the Series A Preferred Stock described in Note 6, except they are not redeemable. To consummate the merger the Company issued 3,995,633 shares of common stock, 10,175,516 shares of Series B Preferred Stock, 7,458,370 shares of Series C Preferred Stock, and warrants to purchase 9,269,834 shares of the Company's common stock, in exchange for all of the outstanding shares of capital stock of FreePC. In addition, the Company reserved 4,130,342 shares of its common stock for issuance upon the exercise of 2,891,275 FreePC and Guide.com (a predecessor of FreePC) common stock options assumed in connection with the acquisition, including 1,239,067 warrants issuable upon exercise of the options. The exchange ratio was approximately
1.1 shares of the Company's capital stock and warrants to purchase 0.47 shares of the Company's common stock for each share of FreePC capital stock and options to purchase FreePC common stock. The aggregate purchase price, based on an independent valuation, was approximately $150,500, which includes $500 for professional fees.

                                eMachines, Inc.

       Period from September 18, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999
                   (in thousands, except share information)

   The fair value of the securities exchanged or assumed in connection with the acquisition was as follows:

     Common and preferred stock....................................... $135,600
     Common stock warrants............................................    1,100
     Options assumed, including warrants issuable upon exercise.......   13,300
                                                                       --------
                                                                       $150,000
                                                                       ========

   The transaction has been accounted for using the purchase method.

                                eMachines, Inc.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                    (in thousands, except share information)

   The following unaudited pro forma condensed combined financial information for eMachines consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1999, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 1999. In January 2000, eMachines, Inc. completed a transaction whereby one of its wholly-owned subsidiaries merged with and into FreePC, Inc. ("FreePC"). The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended
December 31, 1999 gives effect to the FreePC acquisition as if it had taken place on January 1, 1999. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the FreePC acquisition as if it had taken place on December 31, 1999.

   The Unaudited Pro Forma Condensed Combined Statement of Operations combines eMachines' historical results of operations for the year ended December 31, 1999 with FreePC's historical results for the year ended December 31, 1999. The FreePC acquisition will be accounted for using the purchase method of accounting. The pro forma financial information has been prepared on the basis of assumptions described in the notes.

   The pro forma financial information should be read in conjunction with the related notes included in this document and the audited financial statements and notes of eMachines, and the audited financial statements and notes of FreePC included elsewhere in this prospectus. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                 (Amounts in thousands, except per-share data)

                                                    Pro Forma
                             eMachines    FreePC   Adjustments        Total
                             ----------  --------  -----------     -----------
Statements of Operations
 Data:
 Net revenues..............  $  814,317  $  1,201                  $   815,518
 Cost of revenues..........     780,945     3,320                      784,265
                             ----------  --------                  -----------
Gross profit/(loss)........      33,372    (2,119)                      31,253
 Operating expenses:
  Sales and marketing......      16,451    20,755                       37,206
  Customer service and
   technical support.......       9,049       --                         9,049
  General and
   administrative..........       9,714     3,896                       13,610
  Research and
   development.............                 2,938                        2,938
  Amortization of
   intangible assets ......                        $   49,000 (5)       49,000
  Write-down of assets held
   for sale................                   941                          941
                             ----------  --------  ----------      -----------
    Total operating
     expenses..............      35,214    28,530      49,000          112,744
                             ----------  --------  ----------      -----------
Loss from operations.......      (1,842)  (30,649)    (49,000)         (81,491)
Financing charges and
 interest expense, net.....      (3,886)      862                       (3,024)
                             ----------  --------  ----------      -----------
Net loss...................  $   (5,728) $(29,787) $  (49,000)     $   (84,515)
Accretion of mandatorily
 redeemable preferred stock
 to redemption value.......      (3,739)                                (3,739)
                             ----------  --------  ----------      -----------
Net loss attributable to
 common stockholders.......  $   (9,467) $(29,787) $  (49,000)     $   (88,254)
                             ==========  ========  ==========      ===========
Net loss per common share:
 Basic and diluted.........  $    (0.12)                           $     (1.08)
                             ==========                            ===========
 Basic and diluted--pro
  forma....................  $    (0.07)                           $     (0.78)
                             ==========                            ===========
Shares used to compute net
 loss per share:
 Basic and diluted.........  77,755,172             3,995,633 (6)   81,750,805
                             ==========            ==========      ===========
 Basic and diluted--pro
  forma....................  86,735,212            21,629,519 (6)  108,364,731
                             ==========            ==========      ===========


   See notes to unaudited pro forma condensed combined financial information.

                                eMachines, Inc.

           UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            as of December 31, 1999

                             (Amounts in thousands)

                                                           Pro Forma
                                       eMachines  FreePC  Adjustments     Total
                                       ---------  ------- -----------    --------
                ASSETS

Current assets:
  Cash and cash equivalents........... $114,823   $10,939                $125,762
  Short-term investments..............   19,897       --                   19,897
  Accounts receivable (net)...........  123,726       137                 123,863
  Inventories.........................   65,260       --                   65,260
  Prepaid expenses and other current
   assets.............................    3,992     2,661                   6,653
                                       --------   -------                --------
    Total current assets..............  327,698    13,737                 341,435
Property and equipment................    1,827     1,406                   3,233
Other assets..........................    2,188     1,776                   3,964
Intangible assets.....................                     $146,955 (1)   146,955
                                       --------   -------  --------      --------
    Total assets...................... $331,713   $16,919  $146,955      $495,587
                                       ========   =======  ========      ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)

Current Liabilities:
  Accounts payable.................... $144,874   $ 7,391                $152,265
  Accrued rebates.....................   22,803                            22,803
  Accrued expenses and other current
   liabilities........................   19,855     1,033     3,722 (2)    25,110
                                                                500 (3)
                                       --------   -------  --------      --------
    Total current liabilities.........  187,532     8,424     4,222       200,178
Non-current Liabilities...............    1,903     1,228                   3,131
Redeemable convertible preferred
 stock................................  150,014       --                  150,014
Stockholders' equity (deficit)........   (7,736)    7,267   150,000 (4)   142,264
                                            --               (7,267)(4)       --
                                       --------   -------  --------      --------
    Total liabilities and
     stockholders' equity (deficit)... $331,713   $16,919  $146,955      $495,587
                                       ========   =======  ========      ========



   See notes to unaudited pro forma condensed combined financial information.

                                eMachines, Inc.

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                        COMBINED FINANCIAL INFORMATION

                 (Amounts in thousands, except per-share data)

The pro forma financial information gives effect to the following pro forma adjustments:

(1) In connection with the acquisition of FreePC, the Company issued 3,995,633 shares of common stock, 10,175,516 shares of Series B Preferred Stock, 7,458,370 shares of Series C Preferred Stock, and warrants to purchase 9,269,834 shares of the Company's common stock, in exchange for all of the outstanding shares of capital stock of FreePC. In addition, the Company reserved 4,130,342 shares of its common stock for issuance upon the exercise of 2,891,275 FreePC common stock options assumed in connection with the acquisition, including 1,239,067 warrants issuable upon exercise of the options. The exchange ratio was approximately 1.1 shares of the Company's capital stock and warrants to purchase 0.47 shares of the Company's common stock for each share of FreePC capital stock and options to purchase FreePC common stock.

    The transaction will be accounted for using the purchase method of accounting. The purchase price, based on an independent valuation, is estimated at $150,500, including approximately $500 for professional fees. The fair value of the securities exchanged or assumed in connection with the acquisition was as follows:

     Common and preferred stock........................................ $135,600
     Common stock warrants.............................................    1,100
     Options assumed, including warrants issuable upon exercise........   13,300
                                                                        --------
                                                                        $150,000
                                                                        ========

   With respect to the options assumed as part of the acquisition, all vested and unvested FreePC options exchanged for Company options are included as part of the purchase price. The total estimated purchase price for the FreePC acquisition has been allocated as follows to assets and liabilities based on management's best estimates of their fair value with the excess costs over the net assets acquired of $141,655 being allocated to goodwill.

     Workforce........................................................ $  5,300
     Goodwill.........................................................  141,655
     Fair value of net assets.........................................    3,545
                                                                       --------
                                                                       $150,500
                                                                       ========

(2) Represents acquisition liabilities assumed in connection with the acquisition of FreePC. The liabilities are based on management's best estimates of the costs to exit the FreePC Network business, including costs to terminate two ISP contracts used to provided free internet access to users of the FreePC Network and employee termination costs. As a result of the purchase of FreePC, free internet access will no longer be provided to users of the FreePC Network. FreePC's contracts with internet access providers require minimum payments regardless of usage levels. The total of these minimum payments has been included in the estimate. This number is subject to change in the event that FreePC can terminate the contracts for a fee less than the minimum required payments. The impact of such fees could be material.

(3) Represents estimated acquisition costs incurred in connection with the merger.

(4) The pro forma adjustment to stockholders' equity reflects the elimination of FreePC's stockholders' equity ($7,267) and the impact of the issuance of eMachines' common stock ($150,000) in connection with the FreePC merger.

                             eMachines, Inc.

                  NOTES TO UNAUDITED PRO FORMA CONDENSED

               COMBINED FINANCIAL INFORMATION--(Continued)

              (Amounts in thousands, except per-share data)

(5) The pro forma adjustment is for amortization of intangible assets over a three year estimated life.

(6) The pro forma adjustment to basic and diluted net loss per common share reflects the issuance of 3,995,633 shares of the Company's common stock in connection with the acquisition as if the transaction occurred on January 1, 1999.

    The pro forma adjustment to pro forma basic and diluted net loss per share reflects both the issuance of 3,995,633 shares of the Company's common stock and the issuance and assumed conversion of 17,633,886 shares of the Company's preferred stock in connection with the transaction as if the transaction, and conversion of the related preferred stock, had occurred on January 1, 1999. The resulting pro forma adjustment also includes a decrease in the net loss attributable to common stockholders to reflect a reduction in the accretion of mandatorily redeemable convertible preferred stock of $3,739 that results from the assumed conversion of the preferred stock.

                         REPORT OF INDEPENDENT AUDITORS

The Directors and Stockholders
FreePC, Inc.

   We have audited the accompanying consolidated balance sheets of FreePC, Inc. and Subsidiary (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreePC, Inc. and subsidiary as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Los Angeles, California

January 14, 2000

                          FreePC, Inc. and Subsidiary

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31
                                                       -----------------------
                                                         1998         1999
                                                       ---------  ------------
                        ASSETS
Current assets:
  Cash and cash equivalents........................... $ 125,000  $ 10,839,000
  Restricted cash.....................................       --        100,000
  Receivables, net....................................    56,000       137,000
  Prepaid expenses and other current assets...........       --        301,000
  Assets held for sale................................       --      2,360,000
                                                       ---------  ------------
    Total current assets..............................   181,000    13,737,000
Fixed assets, net.....................................    42,000     1,406,000
Domain names, net of accumulated amortization of
 $8,000 and $91,000 at December 31, 1998 and 1999,
 respectively.........................................   269,000     1,574,000
Other assets..........................................       --        202,000
                                                       ---------  ------------
    Total assets...................................... $ 492,000  $ 16,919,000
                                                       =========  ============
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................... $ 136,000  $  2,143,000
  Accrued expenses....................................    11,000       970,000
  Payable to related parties..........................    21,000     5,248,000
  Current portion of capital lease obligation.........       --         63,000
                                                       ---------  ------------
                                                         168,000     8,424,000
Long-term capital lease obligation, less current
 portion..............................................       --        333,000
Unearned revenue......................................    58,000       895,000

Commitments...........................................

Stockholders' equity:
  Preferred stock, $0.001 par value, liquidation
   preference over common stockholders:
    Series A Convertible Preferred Stock; 10,000,000
     shares authorized, none issued and outstanding at
     December 31, 1998 and 9,250,000 issued and
     outstanding at December 31, 1999.................       --         93,000
    Series B Convertible Preferred Stock; 7,000,000
     shares authorized, none issued and outstanding at
     December 31, 1998 and 6,780,000 issued and
     outstanding at December 31, 1999.................       --     33,900,000
  Common stock, $0.001 par value, 50,000,000 shares
   authorized, 1,260,097 issued and outstanding at
   December 31, 1998 and 3,517,241 shares issued and
   outstanding at December 31, 1999...................     1,000         3,000
  Additional paid-in capital..........................   881,000    11,121,000
  Deferred stock compensation.........................       --     (7,447,000)
  Accumulated deficit.................................  (616,000)  (30,403,000)
                                                       ---------  ------------
    Total stockholders' equity........................   266,000     7,267,000
                                                       ---------  ------------
    Total liabilities and stockholders' equity........ $ 492,000  $ 16,919,000
                                                       =========  ============

                            See accompanying notes.

                          FreePC, Inc. and Subsidiary

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Year Ended December 31
                                                            ----------------------
                                                              1998        1999
                                                            --------   -----------
Revenues................................................... $134,000   $ 1,201,000
Cost of revenues...........................................   16,000     3,320,000
                                                            --------   -----------
                                                             118,000    (2,119,000)

Operating expenses:
  Sales and marketing (includes $608,000 of stock-
   based compensation in 1999).............................  136,000    20,755,000
  General and administrative (includes $415,000 of
   stock-based compensation in 1999).......................  148,000     3,896,000
  Research and development (includes $879,000 of
   stock-based compensation in 1999).......................  288,000     2,938,000
  Write-down of assets held for sale.......................      --        941,000
                                                            --------   -----------
    Total operating expenses...............................  572,000    28,530,000
                                                            --------   -----------
Loss from operations.......................................  454,000    30,649,000

Other income (expense):
  Interest income..........................................      --        902,000
  Other, net...............................................    1,000       (39,000)
                                                            --------   -----------
Loss before provision for income taxes.....................  453,000    29,786,000

Provision for income taxes.................................    2,000         1,000
                                                            --------   -----------
Net loss................................................... $455,000   $29,787,000
                                                            ========   ===========

                            See accompanying notes.

                          FreePC, Inc. and Subsidiary

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               December 31, 1999

                             Series A and B
                         Convertible Preferred
                                 Stock            Common Stock   Additional                                  Total
                         ---------------------- ----------------   Paid-in     Deferred    Accumulated   Stockholders'
                           Shares     Amount     Shares   Amount   Capital   Compensation    Deficit        Equity
                         ---------- ----------- --------- ------ ----------- ------------  ------------  -------------
Balance at January 1,
 1998...................        --  $       --    774,155 $1,000 $   150,000 $       --    $   (161,000) $    (10,000)
  Issuance of common
   stock for cash.......        --          --    179,380    --      270,000         --             --        270,000
 Issuance of common
  stock for assets or
  services..............        --          --    170,305    --      256,000         --             --        256,000
 Issuance of common
  stock for domain
  names.................        --          --    136,257    --      205,000         --             --        205,000
 Net loss...............        --          --        --     --          --          --        (455,000)     (455,000)
                         ---------- ----------- --------- ------ ----------- -----------   ------------  ------------
Balance at December 31,
 1998...................        --          --  1,260,097  1,000     881,000         --        (616,000)      266,000
 Issuance of common
  stock for assets or
  services..............        --          --    101,332    --      500,000         --             --        500,000
 Issuance of common
  stock for cash........        --          --  2,036,250  2,000      18,000         --             --         20,000
 Exercise of stock
  options...............        --          --    102,745    --       31,000         --             --         31,000
 Deferred stock
  compensation..........        --          --        --     --    9,529,000  (9,291,000)           --        238,000
 Amortization of
  deferred stock
  compensation..........        --          --        --     --          --    1,844,000            --      1,844,000
 Issuance of warrant....        --          --        --     --      137,000         --             --        137,000
 Issuance of Series A
  Convertible Preferred
  Stock at $0.01 per
  share for cash........  9,250,000      93,000       --     --          --          --             --         93,000
 Issuance of Series B
  Convertible Preferred
  Stock at $5.00 per
  share for cash........  6,780,000  33,900,000       --     --          --          --             --     33,900,000
 Exercise of warrants...        --          --     16,817    --       25,000         --             --         25,000
 Net loss...............        --          --        --     --          --          --     (29,787,000)  (29,787,000)
                         ---------- ----------- --------- ------ ----------- -----------   ------------  ------------
Balance at December 31,
 1999................... 16,030,000 $33,993,000 3,517,241 $3,000 $11,121,000 $(7,447,000)  $(30,403,000) $  7,267,000
                         ========== =========== ========= ====== =========== ===========   ============  ============

                            See accompanying notes

                          FreePC, Inc. and Subsidiary

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Year ended December 31
                                                       -----------------------
                                                         1998         1999
                                                       ---------  ------------
Operating activities:
  Net loss............................................ $(455,000) $(29,787,000)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation expense..............................     7,000       250,000
    Amortization expense..............................     8,000       184,000
    Amortization of deferred stock compensation.......       --      1,902,000
    Write-down of assets held for sale................       --        941,000
    Provision for doubtful accounts...................    14,000        35,000
    Changes in operating assets and liabilities:
      Receivables.....................................   (71,000)     (116,000)
      Prepaid expenses and other current assets.......       --       (301,000)
      Other assets....................................       --        (22,000)
      Accounts payable and accrued expenses...........   115,000     2,966,000
      Payable to related party........................   275,000     5,227,000
      Unearned revenue................................    58,000       837,000
                                                       ---------  ------------
        Net cash used in operating activities.........   (49,000)  (17,884,000)

Investing activities:
  Purchase of fixed assets............................   (41,000)   (4,281,000)
  Purchase of domain names............................   (70,000)   (1,028,000)
                                                       ---------  ------------
        Net cash used in investing activities.........  (111,000)   (5,309,000)

Financing activities:
  Proceeds from the issuance of common stock..........   270,000        76,000
  Proceeds from the issuance of Series A Convertible
   Preferred Stock....................................       --         93,000
  Proceeds from the issuance of Series B Convertible
   Preferred Stock....................................       --     33,900,000
  Cash restricted for equipment lease.................       --       (100,000)
  Payments under capital lease obligations............       --        (62,000)
                                                       ---------  ------------
        Net cash provided by financing activities.....   270,000    33,907,000
                                                       ---------  ------------
Net increase in cash and cash equivalents.............   110,000    10,714,000
Cash and cash equivalents at beginning of year........    15,000       125,000
                                                       ---------  ------------
Cash and cash equivalents at end of year.............. $ 125,000  $ 10,839,000
                                                       =========  ============

Supplemental disclosures:
  Income taxes paid................................... $   2,000  $      1,000
  Interest paid.......................................       --         34,000

Non-cash transactions:
  Common stock and warrants issued for assets or
   services........................................... $ 205,000  $    638,000
  Common stock issued in exchange for debt
   forgiveness........................................   256,000           --
  Fixed assets acquired under capital leases..........       --        458,000

                            See accompanying notes.

                          FreePC, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999

1. THE COMPANY AND BASIS OF PRESENTATION

   FreePC, Inc. (FreePC) was incorporated on January 25, 1999. Beginning in June 1999, the Company began providing consumers with free computers while offering online advertisers a means to reach those consumers. Beginning June 1999, the Company began offering its users a free computer and free unlimited Internet access, as well as free e-mail and navigational tools. Beginning December 1999, the Company will no longer provide free computers, but will continue to provide Internet access to its existing users.

   In March 1999, Guide.com, Inc. (Guide.com) entered into an agreement with FreePC, whereby Guide.com became a wholly owned subsidiary of FreePC (collectively the Company). Under the terms of the agreement, FreePC issued
0.0996562 shares of FreePC common stock in exchange for each outstanding share of Guide.com's common stock. The combination has been accounted for as a reorganization of entities under common control and was completed in the second quarter of 1999. Operations of Guide.com have been included in the consolidated financial statements as if the reorganization occurred January 1, 1998.

   Guide.com was incorporated in the state of Delaware on July 30, 1997, and launched its service in October 1997. Guide.com provided an online guide to restaurants and other various Internet content in cities across the Unites States. Guide.com's customer base was located principally in the United States. In August 1999, the Company discontinued the advertising services provided at Guide.com's web site. The Guide.com web site remains in operation and provides users a link to services provided at the FreePC web site.

   On November 24, 1999, FreePC entered into an agreement with eMachines, Inc. (eMachines) whereby FreePC will become a wholly owned subsidiary of eMachines. The acquisition is intended to be accounted for as a purchase business combination and is expected to be completed in January 2000. The terms of the merger call for shares of FreePC common stock to be exchanged for shares of eMachines common stock and warrants to purchase additional shares of eMachines common stock; shares of FreePC Series A Convertible Preferred Stock to be exchanged for shares of eMachines Series B Preferred Stock and warrants to purchase additional shares of eMachines common stock and shares of FreePC Series B Convertible Preferred Stock to be exchanged for shares of eMachines Series C Preferred Stock and warrants to purchase additional shares of eMachines common stock. The exchange ratio for FreePC common stock and Series A and B Convertible Preferred Stock into eMachines common and preferred stock and warrants are based on an Exchange Ratio, as defined, to be determined immediately before the close of the merger. In addition, all options to purchase FreePC's common stock will be converted into options to purchase eMachines common stock.

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of FreePC and its wholly owned subsidiary Guide.com. All intercompany accounts and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

   Prior to June 30, 1999, the Company's revenues were derived principally from the sale of banner advertisements and referrals of users to other web sites. Referral revenues were recognized when referrals were made to other web sites, provided that no significant company obligations remained and collection of the related receivable was probable. Beginning in June 1999, the Company's revenue was derived principally from banner advertisements and from the Company's start page agreement. Under the start page agreement with Infospace.com, Inc. ("Infospace") the Company's internet users automatically view Infospace's start page each

                          FreePC, Inc. and Subsidiary

                               December 31, 1999

time they access the internet through the Company's internet service. The Company is paid for each start page viewed and recognizes revenue as earned (refer to Note 5). The Company's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. Advertising revenue is recognized as the impressions are displayed or as click-through occurs, depending on the contract terms, provided that no significant obligations remain and collection of the related receivable is probable. To date, the duration of the Company's advertising commitments has generally averaged from one to twelve months. To the extent minimum guaranteed impressions or other performance criteria are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impressions or other performance criteria are met.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Advertising Costs

   The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1998 and 1999 was $109,000 and $355,000, respectively, and is included in the consolidated statement of operations in sales and marketing expense.

 Customer Acquisition Costs

   Included in sales and marketing expense is the cost of personal computers given away to users in exchange for a 30-month user agreement. The Company considers the cost of the computers as the cost of procuring customers and recognizes the expense upon delivery of the computer to the customer. For the year ended December 31, 1999 the Company recorded approximately $18.1 million of computer acquisition costs. No computer acquisition costs were incurred during the year ended December 31, 1998.

 Product Development Costs

   Product development costs incurred by the Company to date to develop, enhance, manage, monitor and operate the Company's interfaces, databases and web sites and related technologies are expensed as incurred. The Company has adopted Statement of Position No. 98-1 "Accounting For the Costs of Computer Software Developed or Obtained For Internal Use" (SOP 98-1). SOP 98-1 requires computer software cost associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. No such costs have been capitalized to date.

 Cash Equivalents

   The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

 Restricted Cash

   Under the terms of an equipment lease agreement, the Company maintains a $100,000 letter of credit as collateral for the lease as a security deposit. The letter of credit expires in June 2000.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


 Concentration of Risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, and trade accounts receivable.

   The Company maintains cash and cash equivalents with various major financial institutions. At times, such amounts may exceed the F.D.I.C. limits. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash investments. The Company's trade accounts receivable are derived primarily from revenue earned from customers located in the United States. The Company extends credit based upon an evaluation of each customer's financial condition and generally collateral is not required. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of trade accounts receivable.

   Two customers comprised 15% and 55%, respectively, of the trade accounts receivable balance at December 31, 1998. Two customers comprised 21.9% and 17.5%, respectively, of the trade accounts receivable balance at December 31, 1999. During the year ended December 31, 1998 three customers comprised 30.1%, 22.6% and 12.6%, respectively, of revenues. During the year ended December 31, 1999 one customer accounted for 17.5% of revenues.

 Sources of Supplies

   The Company relies on third-party networks, local telephone companies and other companies to provide data communications capacity. Although management believes that alternate telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on the Company's financial position and results of operations.

 Assets Held for Sale

   At December 31, 1999, the Company held 5,000 computers for sale which were purchased in September 1999 for distribution to FreePC users, but never placed in service. On January 11, 2000, the Company sold 1,000 of those computers for $520,000 resulting in an impairment charge of $105,000 which was recorded as of December 31, 1999. In addition, management recognized an additional impairment charge assuming an additional discount of 20% on the remaining 4,000 computers of $836,000. The total impairment charge of $941,000 has been included in the consolidated statement of operations as a write-down of assets held for sale. The net book value of the remaining 5,000 computers, totaling $2,184,000, is included in assets held for sale and is classified as a current asset.

   In December 1999, management held six domain names for sale which are carried at the lower of amortized cost or fair value less cost to sell. The amortized net book value of the domain names at December 31, 1998 and 1999 was $269,000 and $176,000, respectively, and is included in assets held for sale. No impairment charge was recorded as of December 31, 1998 or 1999.

 Fixed Assets

   Fixed assets are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of six months to five years. Maintenance and repairs are charged to expense as incurred.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


 Long-Lived Assets

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company assesses the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

 Domain Names

   Domain names are stated at cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets of three years.

 Other Assets

   Other assets include refundable security deposits the Company is required to maintain with its telecommunications service providers under agreements expiring in 2000.

 Income Taxes

   Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Stock-Based Compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value of the Company's stock for accounting purposes and the exercise price. The Company accounts for stock issued to non-employees at the estimated fair value of the underlying option or warrant in accordance with the provisions of SFAS No. 123.

3. RECEIVABLES

   Receivables, net consists of the following:

                                                                December 31
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
     Trade accounts receivable............................... $71,000  $124,000
     Employee receivables....................................     --     12,000
     Other receivables.......................................     --     51,000
     Allowance for doubtful accounts......................... (15,000)  (50,000)
                                                              -------  --------
                                                              $56,000  $137,000
                                                              =======  ========

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


4. FIXED ASSETS

   Fixed assets consists of the following:

                                                              December 31
                                                           ------------------
                                                            1998      1999
                                                           ------- ----------
     Computer hardware (including equipment under
      capital leases)..................................... $49,000 $1,224,000
     Computer software....................................     --     252,000
     Furniture and fixtures...............................     --     171,000
     Other fixed assets...................................     --      16,000
                                                           ------- ----------
                                                            49,000  1,663,000
     Less accumulated depreciation........................   7,000    257,000
                                                           ------- ----------
                                                           $42,000 $1,406,000
                                                           ======= ==========

5. UNEARNED REVENUE

   During 1999 the Company entered into an agreement with Infospace to provide its internet users with Infospace's start page each time they access the Company's internet service. The Company received cash totaling $1,000,000 upon the close of the agreement. Included in unearned revenue at December 31, 1999 is approximately $789,000 of unearned revenue under this agreement. The Company has recognized approximately $211,000 of revenue during the year ended December 31, 1999 for start page views delivered.

6. STOCKHOLDERS' EQUITY

 Common Stock

   Holders of common stock are entitled to receive, when and if declared by the Board of Directors, dividends and other distributions in cash, stock or property from the Company's assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to holders of convertible Preferred Stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors.

   There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

   On December 13, 1999, the Company purchased the domain names freepc.com and freepc.net. The purchase price of $1,637,000 consists of $1 million cash, 100,000 shares of common stock at $5.00 per share and a warrant to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. The common stock was recorded at fair value of $5.00 per share and the warrant was recorded at fair value of $137,000 based on the Black-Scholes option pricing model. As of December 31, 1999, the warrant was outstanding and expires on March 1, 2000.

   On January 25, 1999, FreePC issued 2,036,250 shares of common stock to a consultant and two employees for cash totaling $20,000, or $0.01 per share. These shares are subject to restricted stock agreements. Under the terms of these agreements, the Company has the right to repurchase any unvested shares at the original issue price in the event the employee ceases to be an employee or service provider of the Company. Any unvested shares shall automatically vest immediately prior to a change in control of the Company.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


 Preferred Stock

   In general, holders of Series A and B Convertible Preferred Stock are entitled to one vote for each share of common stock then issuable upon its conversion. For so long as at least 5,000,000 shares of Series A Convertible Preferred Stock are outstanding, the holders of Series A Convertible Preferred Stock shall be entitled to elect one director. For so long as at least 1,000,000 shares of Series B Convertible Preferred Stock are outstanding, the holders of Series B Convertible Preferred Stock shall be entitled to elect one director. The holders of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, voting as a separate class, are entitled to vote upon the following matters: (a) changing the authorized number of shares of Series A or Series B Convertible Preferred Stock, (b) creating or authorizing any equity securities having preference over that series of Convertible Preferred Stock, (c) amending the Articles in a manner that would adversely change the rights of that series of Convertible Preferred Stock, (d) repurchasing or redeeming common stock or that series of Convertible Preferred Stock or (e) paying any dividends on the common stock or Convertible Preferred Stock.

   The holders of each series of Convertible Preferred Stock are entitled to receive, out of any funds legally available therefore, noncumulative dividends at a rate of 8% of the respective issuance price per share per annum. No such dividends have been declared or paid to date.

   In the event of any liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock are entitled to receive an initial liquidation preference equal to the price per share of such series of Convertible Preferred Stock, plus declared and unpaid dividends. After the full liquidation preference on all outstanding shares of Convertible Preferred Stock has been paid, any remaining assets and funds will be distributed ratably among the holders of common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, assuming full conversion of each such series of Convertible Preferred Stock until the holders of Convertible Preferred Stock have received an additional two times the initial liquidation preference price per share of each such series. Thereafter, any remaining assets and funds will be distributed ratably among the holders of common stock.

   Each share of Convertible Preferred Stock is convertible at the holders' option at any time into common stock, according to a ratio which is one-for-one, subject to anti-dilution protection. Each share of Convertible Preferred Stock automatically converts at the earlier of (a) the closing of a firm commitment underwritten public offering of the Company's securities with at least $15 million in gross proceeds at a per share offering price of at least $10.00 or (b) the consent of at least 50% of the outstanding shares of each series of Convertible Preferred Stock.

 Registration Rights

   The holders of Convertible Preferred Stock have certain registration rights with respect to the shares of Convertible Preferred Stock held by them. The Convertible Preferred Stock holders may require the Company to register their shares upon the written demand of the holders of at least 20% of the outstanding Convertible Preferred Stock and common stock issuable upon conversion thereof. In addition, the holders are also entitled to include their securities in future registration statements the Company files under the Securities Act of 1933, referred to as piggyback registration rights. The holders of Convertible Preferred Stock are also entitled, subject to certain limitations, to require the Company to register their securities on a Form S-3 registration once the Company is eligible to use a Form S-3 in connection with these rights. However, the Convertible Preferred Stock holders are restricted from exercising these rights until one year after the Company's initial public offering or March 31, 2004.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


 Warrants

   In connection with the issuance of 179,380 shares of Guide.com common stock in 1998 at $1.51 per share, Guide.com issued warrants to purchase 16,817 shares of common stock at an exercise price of $1.51 per share. The warrants are exercisable upon grant and expire upon the earlier of an initial public offering, a change in control or five years. No amount was allocated to the value of the warrants as such amount was insignificant. At December 31, 1998, these warrants were outstanding. In February 1999, these warrants were exercised.

   At December 31, 1999, the Company has a warrant outstanding to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. The warrant was issued in connection with the purchase of the domain names freepc.com and freepc.net. The warrant is exercisable upon grant and expires on December 12, 2000. The warrant was recorded at fair value of $137,000 based on the Black Scholes options pricing model as prescribed by SFAS No. 123 including assumptions of a risk-free rate of 5.6%, volatility of 65%, an expected life of 1 year and a dividend yield of 0.00%. The weighted average fair value of the warrant at the grant date was $1.37.

 Deferred Stock Compensation

   The excess of the deemed fair value of the Company's common stock over the exercise price of options granted to employees and non-employees during the year ended December 31, 1999, at the date of grant amounted to an aggregate of $9,529,000. As a result, $9,291,000 was recorded and reflected as a reduction of stockholders' equity for options granted to employees and $238,000 was recorded and reflected as other assets for options granted to vendors and consultants. The deemed fair value of the common stock was determined by the Company based on the selling prices of contemporaneous sales of each series of Preferred Stock considering the relative rights and privileges of each security, the stages of development of the Company's business and the inherent risks and perceived future potential of the Company at the time of grant or issuance. Amortization of deferred stock compensation is charged to operations evenly over the vesting period of the options. During the year ended December 31, 1999, deferred stock compensation amortization of $1,844,000 and $58,000 was recorded for employees and non-employees, respectively. The deferred stock compensation amortization relates only to stock options awarded; the salaries and related benefits of these employees and services provided by consultants or vendors are included in the applicable cost of revenue or operating expense line item.

7. STOCK BASED COMPENSATION

   On December 10, 1998, the stockholders of Guide.com adopted the Guide.com 1998 Stock Option Plan (the Guide.com Plan) which was assumed by FreePC under the reorganization. Under the terms of the reorganization, no further options will be granted under the Guide.com Plan. Each grant of options under the Guide.com Plan vests on a case-by-case basis as approved by the administrator, generally over a range of immediately vested to vesting over four years and expires no later than 10 years from the date of grant. Under the Guide.com Plan, the Company has granted options to employees and non-employees to purchase shares of the Company's common stock at a price equal to the fair market value of the common stock on the date of grant.

   On January 25, 1999, the Board of Directors of the Company adopted the FreePC, Inc. 1999 Stock Plan (the FreePC Plan). A maximum of 4,000,000 shares of common stock have been reserved for issuance under this plan. All employees and consultants to the Company are eligible to participate under the FreePC Plan. Each option granted under the plan generally vests over four years and expires no later than 10 years from the date of grant. Under the FreePC Plan, certain outstanding options will fully vest upon a change in control.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


   Information with respect to the Company's two stock option plans is as follows:

                                                                    Exercise
                                                        Shares        Price
                                                       ---------  -------------
       Outstanding at January 1, 1998.................       --   $         --
        Granted.......................................   203,044           1.51
        Exercised.....................................       --             --
        Canceled......................................       --             --
                                                       ---------  -------------
       Outstanding at December 31, 1998...............   203,044           1.51
        Granted....................................... 2,821,318   0.01 to 8.80
        Exercised.....................................  (102,745)  0.01 to 1.51
        Canceled......................................  (284,855)  0.01 to 1.51
                                                       ---------  -------------
       Outstanding at December 31, 1999............... 2,636,762  $0.01 to 8.80
                                                       =========  =============

   There were 100,928 and 435,338 options exercisable at December 31, 1998 and 1999, respectively. The weighted average fair value of options granted during the years ended December 31, 1998 and 1999 was $0.01 and $4.08, respectively.

   The weighted average exercise prices for options outstanding and exercisable at December 31, 1999 and the weighted average remaining contractual life for options outstanding at December 31, 1999 are as follows:

                                                                   Options
                                     Options Outstanding         Exercisable
                                ------------------------------ ----------------
                                           Weighted
                                            Average
                                           Remaining  Weighted         Weighted
                                          Contractual Average  Number  Average
                                Number of    Life     Exercise   of    Exercise
     Range of Exercise Price     Shares     (Years)    Price   Shares   Price
     -----------------------    --------- ----------- -------- ------- --------
        $0.01..................   818,091    9.17      $0.01    56,939  $0.01
         0.50.................. 1,392,077    9.53       0.50   264,077   0.50
         1.51..................   148,594    8.09       1.51    58,722   1.51
         8.80..................   278,000    9.86       8.80    55,600   8.80
                                ---------                      -------
                                2,636,762                      435,338
                                =========                      =======

   SFAS No. 123 requires disclosure of pro forma net loss based upon the fair value of the options issued. The Company calculated the fair value of each option granted on the date of the grant using the Black-Scholes options pricing model as prescribed by SFAS No. 123 using the following assumptions for the year ended December 31:

                                                                     1998  1999
                                                                     ----  ----
       Risk-free interest rate......................................  5.6%  5.9%
       Volatility...................................................   65%   65%
       Expected life (in years).....................................    5   4.5
       Dividend yield............................................... 0.00% 0.00%

   The option pricing model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Using the above assumptions, the Company's pro forma net loss for the years ended December 31, 1998 and 1999 would be $455,000 and $29,931,000, respectively.

8. COMMITMENTS

 Lease Commitments

   Future minimum lease payments under noncancelable capital and operating lease commitments at December 31, 1999 are as follows:

                                                              Capital  Operating
                                                               Lease    Leases
                                                              -------- ---------
     December 31, 2000....................................... $179,000 $299,000
     December 31, 2001.......................................  179,000   63,000
     December 31, 2002.......................................   54,000   39,000
     December 31, 2003.......................................   30,000    4,000
     December 31, 2004.......................................   72,000      --
                                                              -------- --------
     Total minimum obligations...............................  514,000 $405,000
                                                                       ========
     Less amounts representing interest......................  118,000
                                                              --------
     Present value of minimum lease payments.................  396,000
     Less current portion....................................   63,000
                                                              --------
     Total long-term portion................................. $333,000
                                                              ========

   Cost and accumulated depreciation of equipment under capital leases was $416,000 and $83,000, respectively at December 31, 1999. Depreciation of equipment under capital leases is included in depreciation expense in the accompanying consolidated statement of operations. Prior to 1999, the Company had no equipment under capital lease.

   Total rental expense for operating leases was $23,000 and $197,000 for the years ended December 31, 1998 and 1999, respectively.

 Equipment Financing Arrangement

   In May 1999, the Company entered into a 36-month line of credit arrangement with a leasing institution that provides for sales and leaseback transactions of capital equipment up to a maximum of $3,000,000. Under this agreement, $3,000,000 was available for future financing transactions at December 31, 1999.

   On July 21, 1999, and April 14, 1999, the Company entered into two separate one-year agreements for the purchase of data communications capacity. Minimum commitments under the contracts for 2000 are $3,386,000.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999

9. INCOME TAXES

   As a result of the net operating losses incurred since inception, no income tax provision has been recorded except for state minimum taxes of approximately $2,000 and $1,000 for the years ended December 31, 1998 and 1999, respectively. The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the year ended December 31:

                                                             1998       1999
                                                           --------  ----------
       Statutory federal rate.............................     (34)%       (34)%
       State income taxes, net of federal benefit.........      (6)         (6)
       Valuation allowance................................      40          37
       Nondeductible stock compensation...................      --           2
       Other..............................................      --           1
                                                           --------  ----------
                                                                -- %        -- %
                                                           ========  ==========

   The components of the deferred tax assets and related valuation allowance are as follows at December 31:

                                                             1998       1999
                                                           --------  ----------
     Deferred tax assets:
       Net operating loss carryforwards................... $200,000  $4,263,000
       Depreciation.......................................       --   6,707,000
       Other..............................................       --     379,000
                                                           --------  ----------
                                                            200,000  11,349,000
       Less valuation allowance...........................  200,000  11,349,000
                                                           --------  ----------
         Net deferred tax assets.......................... $    --   $      --
                                                           ========  ==========

   Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance equal to the total deferred tax assets.

   At December 31, 1998 and 1999, the Company has net operating losses carryforwards for both federal and state income tax purposes of approximately $399,000 and $10,600,000, respectively, which are available to offset future taxable income, if any, through 2005 and 2019, respectively.

   Utilization of the above carryforwards may be subject to limitations, which may ultimately inhibit the Company's ability to use carryforwards in the future. The utilization of the loss carryforwards may be further limited as a result of the acquisition of the Company by eMachines.

10. RELATED PARTY TRANSACTIONS

   During 1998, the Company shared facilities and received certain management services, including certain accounting, payroll processing, access to shared local area computer communications network and general business insurance from idealab!, a significant stockholder of the Company. idealab! charged a management fee for the use of its facilities and services provided. Management fees incurred during the year ended December 31, 1998 totaled $56,000.

   In June 1999, the Company entered into a lease agreement beginning in July 1999 with idealab! for office space in a building adjacent to the idealab! facility. The management fee and leasing fee incurred during the year ended December 31, 1999 was $76,000 and $112,000, respectively.

                          FreePC, Inc. and Subsidiary

                               December 31, 1999


   From inception through December 31, 1998, Guide.com's founder and significant stockholder was the Chairman of the Company. No compensation was paid by the Company for his services. The value of these services was not material to the financial statements.

   On May 21, 1999, the Company entered into an agreement with Compaq Computer Corporation, a former stockholder, to purchase 10,000 computers for approximately $8.1 million. On September 23, 1999, the Company entered into an agreement with Shopping.com, a wholly owned subsidiary of a stockholder, to purchase 20,025 Compaq computers for approximately $12.5 million. During 1999, approximately 25,000 computers were distributed to subscribers. At December 31, 1999, amounts due to Shopping.com, which have not been paid totaled $5,224,000 and is included in the financial statements as a payable to related parties.

   During the years ended December 31, 1998 and 1999, the Company recognized advertising revenues from related parties totaling $49,000, or 36%, and $268,000, or 22%, of revenues, respectively.

11. SUBSEQUENT EVENT (UNAUDITED)

   On February 22, 2000 the Company sold 4,000 personal computers for cash totaling approximately $1.7 million. These computers were classified as assets held for sale at December 31, 1999.

  Set forth at the center of the back cover page is a stylized lower case letter "e".

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by eMachines in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee.........................................  $   55,600
      NASD filing fee..............................................      20,500
      Nasdaq National Market listing fee...........................      95,000
      Printing and engraving costs.................................     300,000
      Legal fees and expenses......................................     400,000
      Accounting fees and expenses.................................     200,000
      Blue Sky fees and expenses...................................       5,000
      Transfer Agent and Registrar fees............................       5,000
      Miscellaneous expenses.......................................       3,900
                                                                     ----------
        Total......................................................  $1,085,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits a corporation to indemnify officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

   Article X of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant.

   The Registrant has entered into indemnification agreements with its officers and directors, in addition to indemnification provided for in the Registrant's Amended and Restated Certificate of Incorporation and in its Bylaws.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, the Registrant has issued unregistered securities as described below.

   (a) On June 10, 1999, the Registrant issued 77,600,000 shares of its common stock at $0.03 per share in exchange for cash and notes to TriGem Corporation, Korea Data Systems America, Inc. and the Registrant's directors. These securities have been issued in a transaction exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933.

   (b) During the period from August 18, 1999 through September 1999, the Registrant issued an aggregate of 24,279,369 shares of Series A convertible preferred stock to 36 investors at $6.38 per share. These securities have been issued in a transaction exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder.

   (c) On August 18, 1999, the Registrant issued 419,538 shares of its common stock to Korea Data Systems America pursuant to an agreement (amending trademark assignment). These securities have been issued in a transaction exempt from registration under the Securities Act of 1933 in reliance upon
Section 4(2) of the Securities Act of 1933.

   (d) On August 18, 1999, the Registrant issued a warrant to purchase shares of its common stock to America Online at an aggregate exercise price of $3.6 million in connection with a marketing agreement. The Registrant issued an additional warrant to purchase shares of its common stock at an aggregate exercise price of $8.9 million on September 15, 1999. The maximum number of shares issuable, subject to anti-dilution adjustments, upon exercise of the warrants is 1,566,219. These securities have been issued in a transaction exempt from registration under the Securities Act of 1933 in reliance upon
Section 4(2) of the Securities Act of 1933.

   (e) On January 14, 2000, pursuant to an Agreement and Plan of Reorganization between the Registrant and FreePC, the Registrant issued to the stockholders of
FreePC: 3,995,656 shares of common stock; warrants to purchase an additional 9,269,724 shares of common stock; 10,175,516 shares of Series B preferred stock and 7,458,379 shares of Series C preferred stock. In addition, the Registrant assumed options exercisable for (i) an aggregate of 2,891,275 shares of common stock; and (ii) warrants to purchase an aggregate of 1,239,067 shares of common stock. These securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933.

   (f) Through December 31, 1999, the Registrant granted, pursuant to its stock option plan and outside of its stock option plan, options to purchase an aggregate of 1,313,097 shares of common stock. The options granted under the stock option plan were issued to the Registrant's officers and employees at exercise prices ranging from $0.025 to $8.00. The options granted outside of the stock option plan were granted to its officers, directors, employees and consultants at prices ranging from $1.61 to $3.75. A significant portion of these options were issued pursuant to the Registrant's stock option plan. These securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Rule 701 promulgated under the Securities Act of 1933. Where Rule 701 has not been available, the securities have been issued in transactions exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

 Exhibit
 Number
 -------
  1.1**  Form of Underwriting Agreement

  2.1*   Agreement and Plan of Reorganization by and among the Registrant,
         eMachines Acquisition Corp. and FreePC, Inc. dated as of November 24,
         1999

  3.1*   Restated Certificate of Incorporation of the Registrant

  3.2**  Form of Amended and Restated Certificate of Incorporation of the
         Registrant to be filed upon the closing of the offering

  3.3*   Amended and Restated Bylaws

  3.4** Amended and Restated Bylaws of the Registrant to be in effect after the closing of the offering

  4.1**  Specimen Common Stock Certificate

  5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1* Form of Security Agreement entered into between the Registrant and each of Chul Chung, Stephen A. Dukker, Lap Shun Hui, Dae Soo Koh, Jung
         Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 Exhibit
 Number
 -------
 10.2*   Form of Promissory Note from each of Chul Chung, Stephen A. Dukker,
         Lap Shun Hui, Dae Soo Koh, Jung Koh, Hong Soon Lee and Hong Sun Lee
         dated as of June 10, 1999

 10.3*   Amended and Restated Rights and Restrictions Agreement dated as of
         August 18, 1999

 10.4*   Subordinated Promissory Note dated as of June 7, 1999 for TriGem
         Corporation

 10.5*   Subordinated Promissory Note dated as of June 7, 1999 for Korea Data
         Systems America, Inc.

 10.6* Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

 10.7* 1998 Stock Plan (as amended and restated) and form of agreements thereunder

 10.8*+ Marketing Agreement between the Registrant and America Online dated as of June 17, 1999

 10.9* Amended and Restated Employment Agreement dated as of August 18, 1999 for Stephen Dukker

 10.10*  Trademark Assignment Agreement dated as of June 10, 1999

 10.11*  Agreement (Amending Trademark Assignment) dated as of August 16, 1999

 10.12* Industrial Lease between the Registrant and the Irvine Company dated as of November 30, 1998

 10.13*  Common Stock Purchase Warrant issued on August 18, 1999 to America
         Online, Inc.

 10.14*  Option to Purchase Common Stock issued on August 18, 1999 to Stephen
         Dukker

 10.15*  Rights and Restrictions Agreement dated January 14, 2000

 10.16*  Agreement of sublease between FreePC, Inc. and Bill Gross' idealab!
         dated as of June 29, 1999

 10.17*  FreePC, Inc. 1999 Stock Plan and form of agreements thereunder

 10.18** Employment Agreement dated as of January 14, 2000 for Donald La Vigne

 10.19** Employment Agreement dated as of January 14, 2000 for Audrey Finci

 10.20*+ Original Design Manuafacturer Agreement between TriGem Computer, Inc.
         and the Registrant dated as of January 24, 2000

 10.21** Employment Agreement dated as of January 14, 2000 for Steve Chadima

 10.22** Employment Agreement dated as of January 14, 2000 for James
         Weissenborn

 10.23*  Common Stock Purchase Warrant issued in September 1999 to America
         Online, Inc.

 10.24* Form of Warrant to Purchase Shares of Common Stock issued pursuant to the Acquisition of FreePC, Inc.

 10.25*  2000 Employee Stock Purchase Plan

 10.26*  Form of Stand-Alone Stock Option Agreement

 22.1*   List of Subsidiaries

 23.1    Consent of Deloitte & Touche, LLP, Independent Accountants

 23.2    Consent of Ernst & Young, LLP Independent Auditors

 23.3**  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (see Exhibit 5.1)

 24.1*   Power of Attorney

 24.2*   Power of Attorney

 27.1**  Financial Data Schedules

---------------------
*  Previously filed.
** To be filed by amendment.
+ Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act of 1933, as amended. The omitted portions of this agreement have been separately filed with the Commission.

(b) Financial Statement Schedules

Schedule
--------
II - Valuation and Qualifying Accounts*

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
---------------------

* Previously filed.

Item 17. Undertakings

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

  . For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  . For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 29th day of February, 2000.

                                          eMachines, Inc.

                                                 /s/ Stephen A. Dukker
                                          By: _________________________________
                                                     Stephen A. Dukker
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                   Date
             ---------                           -----                   ----

     /s/ Stephen A. Dukker           President, Chief Executive     February 29, 2000
____________________________________  Officer and Director
        (Stephen A. Dukker)           (Principal Executive
                                      Officer)

      /s/ Steven H. Miller           Vice President and Chief       February 29, 2000
____________________________________  Financial Officer
         (Steven H. Miller)           (Principal Financial and
                                      Accounting Officer)
                 *                   Director                       February 29, 2000
____________________________________
           (Lap Shun Hui)

                 *                   Director                       February 29, 2000
____________________________________
             (Jung Koh)

                 *                   Director                       February 29, 2000
____________________________________
          (Hong Soon Lee)

                 *                   Director                       February 29, 2000
____________________________________
          (Nathan Morton)

                 *                   Director                       February 29, 2000
____________________________________
        (C. Toms Newby, III)

                 *                   Director                       February 29, 2000
____________________________________
            (Bill Gross)

                 *                   Director                       February 29, 2000
____________________________________
           (Michael Hong)

     /s/ Steven H. Miller
*By: __________________________
        (Steven H. Miller)
         Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1**  Form of Underwriting Agreement

  2.1*   Agreement and Plan of Reorganization by and among the Registrant,
         eMachines Acquisition Corp. and FreePC, Inc. dated as of November 24,
         1999

  3.1*   Restated Certificate of Incorporation of the Registrant

  3.2**  Form of Amended and Restated Certificate of Incorporation of the
         Registrant to be filed upon the closing of the offering

  3.3*   Amended and Restated Bylaws

  3.4** Amended and Restated Bylaws of the Registrant to be in effect after the closing of the offering

  4.1**  Specimen Common Stock Certificate

  5.1**  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

 10.1* Form of Security Agreement entered into between the Registrant and each of Chul Chung, Stephen A. Dukker, Lap Shun Hui, Dae Soo Koh, Jung
         Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.2*   Form of Promissory Note from each of Chul Chung, Stephen A. Dukker,
         Lap Shun Hui, Dae Soo Koh, Jung Koh, Hong Soon Lee and Hong Sun Lee dated as of June 10, 1999

 10.3*   Amended and Restated Rights and Restrictions Agreement dated as of
         August 18, 1999

 10.4*   Subordinated Promissory Note dated as of June 7, 1999 for TriGem
         Corporation

 10.5*   Subordinated Promissory Note dated as of June 7, 1999 for Korea Data
         Systems America, Inc.

 10.6* Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

 10.7* 1998 Stock Plan (as amended and restated) and form of agreements thereunder

 10.8*+ Marketing Agreement between the Registrant and America Online dated as of June 17, 1999

 10.9* Amended and Restated Employment Agreement dated as of August 18, 1999 for Stephen Dukker

 10.10*  Trademark Assignment Agreement dated as of June 10, 1999

 10.11*  Agreement (Amending Trademark Assignment) dated as of August 16, 1999

 10.12* Industrial Lease between the Registrant and the Irvine Company dated as of November 30, 1998

 10.13*  Common Stock Purchase Warrant issued on August 18, 1999 to America
         Online, Inc.

 10.14*  Option to Purchase Common Stock issued on August 18, 1999 to Stephen
         Dukker

 10.15*  Rights and Restrictions Agreement dated as of January 14, 2000

 10.16*  Agreement of sublease between FreePC, Inc. and Bill Gross' idealab!
         dated as of June 29, 1999.

 10.17*  FreePC, Inc. 1999 Stock Plan and form of agreements thereunder

 10.18** Employment Agreement dated as of January 14, 2000 for Donald La Vigne

 10.19** Employment Agreement dated as of January 14, 2000 for Audrey Finci

 10.20*+ Original Design Manuafacturer Agreement between TriGem Computer, Inc.
         and the Registrant dated as of January 24, 2000

 Exhibit
 Number
 -------
 10.21** Employment Agreement dated as of January 14, 2000 for Steve Chadima

 10.22** Employment Agreement dated as of January 14, 2000 for James
         Weissenborn

 10.23*  Common Stock Purchase Warrant dated as of September 15, 1999 to
         America Online, Inc.

 10.24* Form of Warrant to Purchase Shares of Common Stock issued pursuant to the Acquisition of FreePC, Inc.

 10.25*  2000 Employee Stock Purchase Plan

 10.26*  Form of Stand-Alone Stock Option Agreement

 22.1*   List of Subsidiaries

 23.1    Consent of Deloitte & Touche, LLP, Independent Accountants

 23.2    Consent of Ernst & Young LLP, Independent Auditors

 23.3**  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (see Exhibit 5.1)

 24.1*   Power of Attorney

 24.2*   Power of Attorney

 27.1**  Financial Data Schedules

---------------------
*  Previously filed.
** To be filed by amendment.
+ Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act of 1933, as amended. The omitted portions of this agreement have been separately filed with the Commission.